Aetna®

2009 Aetna Inc.
Notice of Annual Meeting and Proxy Statement

Aetna Inc.
151 Farmington Avenue
Hartford, Connecticut 06156

Ronald A. Williams
Chairman and
Chief Executive Officer

To Our Shareholders:

Aetna Inc.'s 2009 Annual Meeting of Shareholders will be held on Friday, May 29, 2009, at 9:30 a.m. Eastern time at the Omni Jacksonville Hotel in Jacksonville, Florida, and we hope you will attend.

This booklet includes the Notice of the Annual Meeting and Aetna's 2009 Proxy Statement. The Proxy Statement provides information about Aetna and describes the business we will conduct at the meeting.

At the meeting, in addition to specific agenda items, we will discuss generally the operations of Aetna. We welcome any questions you have concerning Aetna and will provide time during the meeting for questions from shareholders.

If you are unable to attend the Annual Meeting, it is still important that your shares be represented. Please vote your shares promptly.

Ronald A. Williams

Ronald A. Williams
Chairman and Chief Executive Officer
April 20, 2009

Aetna®

Aetna Inc.
151 Farmington Avenue
Hartford, Connecticut 06156

Judith H. Jones
Vice President and
Corporate Secretary

Notice of Annual Meeting of Shareholders of Aetna Inc.

NOTICE IS HEREBY GIVEN that the Annual Meeting of the Shareholders of Aetna Inc. will be held at the Omni Jacksonville Hotel in Jacksonville, Florida, on Friday, May 29, 2009, at 9:30 a.m. Eastern time for the following purposes:

1. To elect as Directors of Aetna Inc. the 13 nominees named in this Proxy Statement;
2. To approve the appointment of KPMG LLP as the Company's independent registered public accounting firm for 2009;
3. To consider and act on two shareholder proposals, if properly presented at the meeting; and
4. To transact any other business that may properly come before the Annual Meeting or any adjournment thereof.

The Board of Directors has fixed the close of business on March 27, 2009 as the record date for determination of the shareholders entitled to vote at the Annual Meeting or any adjournment thereof.

The Annual Meeting is open to all shareholders as of the close of business on the March 27, 2009 record date or their authorized representatives. Parking is available at the Omni Jacksonville Hotel. **See the reverse side of this page for directions to the Omni Jacksonville Hotel.**

We ask that you signify your intention to attend the Annual Meeting by checking the appropriate box on your proxy card. In lieu of issuing an admission ticket, we will place your name on a shareholder attendee list, and you will be asked to register and **present government issued photo identification** (e.g., a driver's license or passport) before being admitted to the Annual Meeting. If you hold your shares through a stockbroker, bank or other holder of record and plan to attend, you must send a written request to attend along with proof that you own the shares (such as a copy of your brokerage or bank account statement for the period including March 27, 2009) to Aetna's Corporate Secretary at 151 Farmington Avenue, RW61, Hartford, CT 06156. The Annual Meeting will be audiocast live on the Internet at **www.aetna.com/investor.**

It is important that your shares be represented and voted at the Annual Meeting. You can vote your shares by one of the following methods: vote by Internet or by telephone using the instructions on the enclosed proxy card (if these options are available to you), or mark, sign, date and promptly return the enclosed proxy card in the postage-paid envelope furnished for that purpose. If you attend the Annual Meeting, you may vote in person if you wish, even if you have voted previously.

This Notice of Annual Meeting and Proxy Statement and the Company's 2008 Annual Report, Financial Report to Shareholders are available on Aetna's Internet website at **www.aetna.com/proxymaterials.**

By order of the Board of Directors,

Judith H. Jones
Vice President and Corporate Secretary
April 20, 2009

DIRECTIONS TO THE OMNI JACKSONVILLE HOTEL

FROM I-10 EAST

From I-10, take I-95 North. Take exit 352B (immediately after the bridge) to Forsyth Street. Go east (right) on Forsyth Street to Pearl Street and take a right onto Pearl Street. Take Pearl Street to Water Street and turn left. The hotel is ½ block down on the left.

FROM I-95 SOUTH AND JACKSONVILLE INTERNATIONAL AIRPORT — 18 MILES/20 MINUTES

From I-95 South follow signs to Union Street. Take exit 353B (left hand exit) and turn left on Union Street. Turn right on Jefferson. Turn left on Water Street. The hotel is 2½ blocks on the left.

FROM I-95 NORTH — DAYTONA/ST. AUGUSTINE

From I-95 follow signs to Downtown/Riverside Avenue/Acosta Bridge. Take exit 350A, over Acosta Bridge. Stay in right lane and exit on Water Street, turning right. Follow Water Street ¼ mile. The hotel is on the left.

FROM MAIN STREET HEADING SOUTH

Turn right off Main Street onto Bay Street. Continue on Bay Street to Pearl Street and turn left onto Pearl Street. Go one block to Water Street. The hotel driveway is ½ block on the left.

FROM ORLANDO

Take I-4 east to I-95 North. Follow signs to Downtown/Riverside Ave/Acosta Bridge. Take exit 350A, over the Acosta Bridge. Stay in right lane and exit on Water St. turning right. Follow Water St ¼ mile. The hotel is on the left side.

AETNA INC.
151 FARMINGTON AVENUE, HARTFORD, CONNECTICUT 06156
APRIL 20, 2009

PROXY STATEMENT FOR THE ANNUAL MEETING OF SHAREHOLDERS TO BE HELD ON FRIDAY, MAY 29, 2009

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE SHAREHOLDER MEETING TO BE HELD ON MAY 29, 2009

This Proxy Statement and the related 2008 Annual Report, Financial Report to Shareholders are available at www.aetna.com/proxymaterials.

Among other things, the "Questions and Answers about the Proxy Materials and the Annual Meeting" section of this Proxy Statement contains information regarding:

- The date, time and location of the Annual Meeting;
- A list of the matters being submitted to shareholders for vote and the recommendations of the Board of Directors of Aetna Inc. regarding each of those matters; and
- Information about attending the Annual Meeting and voting in person.

Any control/identification number that a shareholder needs to access his or her form of proxy or voting instruction card is included with his or her proxy or voting instruction card.

QUESTIONS AND ANSWERS ABOUT THE PROXY MATERIALS AND THE ANNUAL MEETING

Q: WHY AM I RECEIVING THESE MATERIALS?

A: The Board of Directors (the "Board") of Aetna Inc. ("Aetna") is providing these proxy materials to you in connection with the solicitation by the Board of proxies to be voted at Aetna's Annual Meeting of Shareholders that will take place on May 29, 2009, and any adjournments or postponements of the Annual Meeting. You are invited to attend the Annual Meeting and are requested to vote on the proposals described in this Proxy Statement. These proxy materials and the enclosed proxy card are being mailed to shareholders on or about April 20, 2009.

Q: WHAT INFORMATION IS CONTAINED IN THESE MATERIALS?

A: This Proxy Statement provides you with information about Aetna's governance structure, our Director nominating process, the proposals to be voted on at the Annual Meeting, the voting process, the compensation of our Directors and our most highly paid executive officers, and certain other required information.

Q: WHAT PROPOSALS WILL BE VOTED ON AT THE ANNUAL MEETING?

A: There are four items scheduled to be voted on at the Annual Meeting:

- Election of the 13 nominees named in this Proxy Statement as Directors of Aetna Inc. for the coming year.
- Approval of the appointment of KPMG LLP as the independent registered public accounting firm of Aetna and its subsidiaries (collectively, the "Company") for the year 2009.
- Consideration of a shareholder proposal relating to cumulative voting in the election of Directors, if properly presented at the Annual Meeting.

- Consideration of a shareholder proposal relating to nominating a retired Aetna executive to the Board, if properly presented at the Annual Meeting.

Q: WHAT ARE AETNA'S VOTING RECOMMENDATIONS?

A: The Board recommends that you vote your shares FOR each of Aetna's nominees to the Board, FOR the approval of the appointment of KPMG LLP as the Company's independent registered public accounting firm for 2009, and AGAINST each of the shareholder proposals.

Q: WHICH OF MY SHARES CAN I VOTE?

A: You may vote all Aetna Common Shares, par value $.01 per share ("Common Stock"), you owned as of the close of business on March 27, 2009, the RECORD DATE. These shares include those (1) held directly in your name as the SHAREHOLDER OF RECORD, including shares purchased through Aetna's DirectSERVICE Investment Program, and (2) held for you as the BENEFICIAL OWNER through a stockbroker, bank or other holder of record.

Q: WHAT IS THE DIFFERENCE BETWEEN HOLDING SHARES AS A SHAREHOLDER OF RECORD AND AS A BENEFICIAL OWNER?

A: Many Aetna shareholders hold their shares through a stockbroker, bank or other holder of record rather than directly in their own names. As summarized below, there are some distinctions between shares held of record and those owned beneficially:

- SHAREHOLDER OF RECORD — If your shares are registered directly in your name with Aetna's transfer agent, Computershare Trust Company, N.A. (the "Transfer Agent"), you are considered the shareholder of record with respect to those shares, and Aetna is sending these proxy materials directly to you. As the shareholder of record, you have the right to grant your voting proxy to the persons appointed by Aetna or to vote in person at the Annual Meeting. Aetna has enclosed a proxy card for you to use. Any shares held for you under the DirectSERVICE Investment Program are included on the enclosed proxy card.
- BENEFICIAL OWNER — If your shares are held in a stock brokerage account or by a bank or other holder of record, you are considered the beneficial owner of shares held in street name, and these proxy materials are being forwarded to you by your broker or other nominee who is considered the shareholder of record with respect to those shares. As the beneficial owner, you have the right to direct your broker or other nominee on how to vote your shares, and you also are invited to attend the Annual Meeting. However, since you are not the shareholder of record, you may not vote these shares in person at the Annual Meeting unless you bring with you to the Annual Meeting a proxy, executed in your favor, from the shareholder of record. Your broker or other nominee is also obligated to provide you with a voting instruction card for you to use to direct them as to how to vote your shares.

Q: HOW CAN I VOTE MY SHARES BEFORE THE ANNUAL MEETING?

A: Whether you hold shares directly as the shareholder of record or beneficially in street name, you may vote before the Annual Meeting by granting a proxy to each of Barbara Hackman Franklin, Gerald Greenwald and Ellen M. Hancock or, for shares you beneficially own, by submitting voting instructions to your broker or other nominee. Most shareholders have a choice of voting by using the Internet, by calling a toll-free telephone number or by completing a proxy or voting instruction card and mailing it in the postage-paid envelope provided. Please refer to the summary instructions below and carefully follow the instructions included on your proxy card or, for shares you beneficially own, the voting instruction card provided by your broker or other nominee.

- BY MAIL — You may vote by mail by marking, signing and dating your proxy card or, for shares held in street name, the voting instruction card provided by your broker or other nominee and mailing it in the enclosed, postage-paid envelope. If you provide specific voting instructions, your shares will be voted as you instruct. **If you sign and date your proxy or voting instruction card but do not provide instructions, your shares will be voted as described under "WHAT IF I RETURN MY PROXY CARD OR VOTING INSTRUCTION CARD BUT DO NOT PROVIDE VOTING INSTRUCTIONS?" on page 4.**

- BY INTERNET — Go to www.investorvote.com and follow the instructions. You will need to have your proxy card (or the e-mail message you receive with instructions on how to vote) in hand when you access the website.
- BY TELEPHONE — Call toll-free on a touchtone telephone 1-800-652-8683 inside the United States, Canada and Puerto Rico or 1-781-575-2300 outside the United States, Canada and Puerto Rico and follow the instructions. You will need to have your proxy card (or the e-mail message you receive with instructions on how to vote) in hand when you call.

The Internet and telephone voting procedures are designed to authenticate shareholders and to allow shareholders to confirm that their instructions have been properly recorded. In order to provide shareholders of record with additional time to vote their shares while still permitting an orderly tabulation of votes, Internet and telephone voting for these shareholders will be available until 11:59 p.m. Eastern time on May 28, 2009.

Q: HOW CAN I VOTE THE SHARES I HOLD THROUGH THE 401(K) PLAN?

A: Participants in the Aetna 401(k) Plan (the "401(k) Plan") who receive this Proxy Statement in their capacity as participants in the 401(k) Plan will receive voting instruction cards in lieu of proxy cards. The voting instruction card directs the trustee of the 401(k) Plan how to vote the shares. Shares held in the 401(k) Plan may be voted by using the Internet, by calling a toll-free telephone number or by marking, signing and dating the voting instruction card and mailing it in the postage-paid envelope provided. Shares held in the 401(k) Plan for which no instructions are received are voted by the trustee of the 401(k) Plan in the same percentage as the shares held in the 401(k) Plan for which instructions are received.

Q: HOW CAN I VOTE THE SHARES I HOLD THROUGH THE EMPLOYEE STOCK PURCHASE PLAN?

A: You hold the Common Stock you acquired through Aetna's Employee Stock Purchase Plan (the "ESPP") as the beneficial owner of shares held in street name. You can vote these shares as described beginning on page 2 under "HOW CAN I VOTE MY SHARES BEFORE THE ANNUAL MEETING?"

Q: CAN I CHANGE MY VOTE?

A: Yes. For shares you hold directly in your name, you may change your vote by (1) signing another proxy card with a later date and delivering it to us before the date of the Annual Meeting (or submitting revised votes over the Internet or by telephone before 11:59 p.m. Eastern time on May 28, 2009), or (2) attending the Annual Meeting in person and voting your shares at the Annual Meeting. The last-dated proxy card will be the only one that counts. Attendance at the Annual Meeting will not cause your previously granted proxy to be revoked unless you specifically so request. For shares you hold beneficially, you may change your vote by submitting new voting instructions to your broker or other nominee in a manner that allows your broker or other nominee sufficient time to vote your shares.

Q: CAN I VOTE AT THE ANNUAL MEETING?

A: You may vote your shares at the Annual Meeting if you attend in person. You may vote the shares you hold directly in your name by completing a ballot at the Annual Meeting. You may only vote the shares you hold in street name at the Annual Meeting if you bring to the Annual Meeting a proxy, executed in your favor, from the shareholder of record. You may not vote shares you hold through the 401(k) Plan at the Annual Meeting.

Q: HOW CAN I VOTE ON EACH PROPOSAL?

A: In the election of Directors, you may vote FOR, AGAINST or ABSTAIN with respect to each of the Director nominees. In an uncontested election, if more AGAINST than FOR votes are cast for a Director nominee, he or she will be required to submit his or her resignation for consideration by the Nominating and Corporate Governance Committee and the Board. Please see "Director Elections — Majority Voting Standard" on page 9. An ABSTAIN vote on the election of Directors will not have the effect of a vote AGAINST. For all other proposals, you may vote FOR, AGAINST or ABSTAIN. An ABSTAIN vote on these other proposals will not have the effect of a vote AGAINST.

Q: WHAT IF I RETURN MY PROXY CARD OR VOTING INSTRUCTION CARD BUT DO NOT PROVIDE VOTING INSTRUCTIONS?

A: **If you sign and date your proxy card with no further instructions, your shares will be voted (1) FOR the election as Directors of each of the nominees named on pages 17 through 24 of this Proxy Statement, (2) FOR the approval of KPMG LLP as the Company's independent registered public accounting firm for 2009, and (3) AGAINST each of the shareholder proposals.**

If you sign and date your broker voting instruction card with no further instructions, your shares will be voted as described on your broker voting instruction card.

If you sign and date your 401(k) Plan voting instruction card with no further instructions, all shares you hold in the 401(k) Plan will be voted by the trustee of the 401(k) Plan in the same percentage as the shares held in the 401(k) Plan for which the trustee receives voting instructions.

Q: WHAT IF I DON'T RETURN MY PROXY CARD OR VOTING INSTRUCTION CARD?

A: Shares that you hold directly in your name will not be voted at the Annual Meeting. Shares that you beneficially own that are held in the name of a brokerage firm or other nominee may be voted in certain circumstances even if you do not provide the brokerage firm with voting instructions. Under New York Stock Exchange ("NYSE") rules, brokerage firms have the authority to vote shares for which their customers do not provide voting instructions on certain routine matters. The election of Directors and the approval of KPMG LLP as the Company's independent registered public accounting firm for 2009 are considered routine matters for which brokerage firms may vote uninstructed shares. Each of the shareholder proposals to be voted on at the Annual Meeting is not considered routine under the applicable rules, and therefore brokerage firms may not vote uninstructed shares on any of those proposals. Any uninstructed shares you hold through the 401(k) Plan will be voted by the trustee of the 401(k) Plan in the same percentage as the shares held in the 401(k) Plan for which instructions are received.

Q: WHAT DOES IT MEAN IF I RECEIVE MORE THAN ONE PROXY OR VOTING INSTRUCTION CARD?

A: It means your shares are registered differently or are in more than one account. Please provide voting instructions for all of the proxy and voting instruction cards you receive.

Q: WHAT SHOULD I DO IF I WANT TO ATTEND THE ANNUAL MEETING?

A: The Annual Meeting will be held at the Omni Jacksonville Hotel in Jacksonville, Florida. Directions to the Omni Jacksonville Hotel are on the reverse side of the attached Notice of Annual Meeting of Shareholders of Aetna Inc. The Annual Meeting is open to all shareholders as of the close of business on the March 27, 2009 RECORD DATE or their authorized representatives. We ask that you signify your intention to attend by checking the appropriate box on your proxy card or voting instruction card. In lieu of issuing an admission ticket, we will place your name on a shareholder attendee list, and you will be asked to register and present **government issued photo identification** (for example, a driver's license or passport) before being admitted to the Annual Meeting. If your shares are held in street name and you plan to attend, you must send a written request to attend along with proof that you owned the shares as of the close of business on the RECORD DATE (such as a copy of your brokerage or bank account statement for the period including March 27, 2009) to Aetna's Corporate Secretary at 151 Farmington Avenue, RW61, Hartford, CT 06156.

Q: CAN I LISTEN TO THE ANNUAL MEETING IF I DON'T ATTEND IN PERSON?

A: Yes. You can listen to the live audio webcast of the Annual Meeting by going to Aetna's Internet website at www.aetna.com/investor and then clicking on the link to the webcast.

Q: WHERE CAN I FIND THE VOTING RESULTS OF THE ANNUAL MEETING?

A: We will publish the voting results of the Annual Meeting in a press release promptly after the votes are finalized and in our Quarterly Report on Form 10-Q for the period ended June 30, 2009.

Q: WHAT CLASS OF SHARES IS ENTITLED TO BE VOTED?

A: Each share of Aetna's Common Stock outstanding as of the close of business on March 27, 2009, the RECORD DATE, is entitled to one vote at the Annual Meeting. At the close of business on March 27, 2009, 447,849,434 shares of the Common Stock were outstanding.

Q: HOW MANY SHARES MUST BE PRESENT TO HOLD THE ANNUAL MEETING?

A: A majority of the shares of Common Stock outstanding as of the close of business on March 27, 2009 must be present in person or by proxy for us to hold the Annual Meeting and transact business. This is referred to as a quorum. Broker nonvotes are counted as present for the purpose of determining the presence of a quorum. Generally, broker nonvotes occur when shares held by a broker for a beneficial owner are not voted with respect to a particular proposal because the proposal is not a routine matter, and the broker has not received voting instructions from the beneficial owner of the shares. If you vote to abstain on one or more proposals, your shares will be counted as present for purposes of determining the presence of a quorum unless you vote to abstain on all proposals.

Q: WHAT IS THE VOTING REQUIREMENT TO APPROVE EACH OF THE PROPOSALS, AND HOW WILL VOTES BE COUNTED?

A: Under Pennsylvania corporation law and Aetna's Articles of Incorporation and By-Laws, the approval of any corporate action taken at the Annual Meeting is based on votes cast. "Votes cast" means votes actually cast "for" or "against" a particular proposal, whether by proxy or in person. Abstentions and broker nonvotes are not considered "votes cast." In uncontested elections, Directors are elected by a majority of votes cast. As described in more detail on page 9 under "Director Elections — Majority Voting Standard," Aetna's Corporate Governance Guidelines require any incumbent Director nominee who receives more "against" than "for" votes to submit his or her resignation for consideration by the Nominating and Corporate Governance Committee and the Board. Shareholder approval of each of the other proposals to be considered at the Annual Meeting also occurs if the votes cast in favor of the proposal exceed the votes cast against the proposal. If you are a beneficial owner and do not provide the shareholder of record with voting instructions, your shares may constitute broker nonvotes, as described under "HOW MANY SHARES MUST BE PRESENT TO HOLD THE ANNUAL MEETING?" above.

Q: WHO WILL BEAR THE COST OF SOLICITING VOTES FOR THE ANNUAL MEETING?

A: Aetna will pay the entire cost of preparing, assembling, printing, mailing, and distributing these proxy materials, except that you will pay for Internet access if you choose to access these proxy materials over the Internet. In addition to the mailing of these proxy materials, the solicitation of proxies or votes may be made in person, by telephone, or by electronic communication by our Directors, officers and employees, none of whom will receive any additional compensation for such solicitation activities. We also have hired Georgeson Inc. to assist us in the distribution of proxy materials and the solicitation of votes for a fee of $18,500 plus reasonable out-of-pocket expenses for these services. We also will reimburse brokerage houses and other custodians, nominees and fiduciaries for their reasonable out-of-pocket expenses for forwarding proxy and solicitation materials to beneficial owners of the Common Stock and obtaining their voting instructions.

Q: DOES AETNA OFFER SHAREHOLDERS THE OPTION OF VIEWING ANNUAL REPORTS TO SHAREHOLDERS AND PROXY STATEMENTS VIA THE INTERNET?

A: Yes. Aetna offers shareholders of record the option of viewing future annual reports to shareholders and proxy statements via the Internet instead of receiving paper copies of these documents in the mail. The 2009 Aetna Inc. Notice of Annual Meeting and Proxy Statement and 2008 Aetna Annual Report, Financial Report to Shareholders are available on Aetna's Internet website at www.aetna.com/proxymaterials. Under Pennsylvania law, Aetna may provide shareholders who give the Company their e-mail addresses with electronic notice of its shareholder meetings as described below.

If you are a shareholder of record, you can choose to receive annual reports to shareholders and proxy statements via the Internet and save Aetna the cost of producing and mailing these documents in the future by following the instructions under "HOW DO I ELECT THIS OPTION?" below. If you hold your shares through a stockbroker, bank or other holder of record, check the information provided by that entity for instructions on how to elect to view future notices of shareholder meetings, proxy statements and annual reports over the Internet.

If you are a shareholder of record and choose to receive future notices of shareholder meetings by e-mail and view future proxy statements and annual reports over the Internet, you must supply an e-mail address, and you will receive your notice of the meeting by e-mail when those materials are posted. The notice you receive will include instructions and contain the Internet address for those materials.

Many shareholders who hold their shares through a stockbroker, bank or other holder of record and elect electronic access will receive an e-mail containing the Internet address to access Aetna's notices of shareholder meetings, proxy statements and annual reports when those materials are posted.

Q: HOW DO I ELECT THIS OPTION?

A: If you are a shareholder of record and are interested in receiving future notices of shareholder meetings by e-mail and viewing future annual reports and proxy statements on the Internet instead of receiving paper copies of these documents, you may elect this option when voting by using the Internet at www.investorvote.com and following the instructions. You will need to have your proxy card in hand when you access the website.

Q: WHAT IF I GET MORE THAN ONE COPY OF AETNA'S ANNUAL REPORT?

A: The 2008 Aetna Annual Report, Financial Report to Shareholders is being mailed to shareholders in advance of or together with this Proxy Statement. If you hold Aetna shares in your own name and received more than one copy of the 2008 Aetna Annual Report, Financial Report to Shareholders at your address and wish to reduce the number of reports you receive and save Aetna the cost of producing and mailing these reports, you should contact Aetna's Transfer Agent at 1-800-446-2617 to discontinue the mailing of reports on the accounts you select. At least one account at your address must continue to receive an annual report, unless you elect to review future annual reports over the Internet. Mailing of dividend checks, dividend reinvestment statements, proxy materials and special notices will not be affected by your election to discontinue duplicate mailings of annual reports. Registered shareholders may resume the mailing of an annual report to an account by calling Aetna's Transfer Agent at 1-800-446-2617. If you own shares through a stockbroker, bank or other holder of record and received more than one 2008 Aetna Annual Report, Financial Report to Shareholders, please contact the holder of record to eliminate duplicate mailings.

"Householding" occurs when a single copy of our annual report and proxy statement is sent to any household at which two or more shareholders reside if they appear to be members of the same family.

Although we do not "household" for registered shareholders, a number of brokerage firms have instituted householding for shares held in street name. This procedure reduces our printing and mailing costs and fees. Shareholders who participate in householding will continue to receive separate proxy cards, and householding will not affect the mailing of account statements or special notices in any way.

Q: WHAT IF A DIRECTOR NOMINEE IS UNWILLING OR UNABLE TO SERVE?

A: If for any unforeseen reason any of Aetna's nominees is not available to be a candidate for Director, the persons named as proxy holders on your proxy card may vote your shares for such other candidate or candidates as may be nominated by the Board, or the Board may reduce the number of Directors to be elected.

Q: WHAT HAPPENS IF ADDITIONAL PROPOSALS ARE PRESENTED AT THE MEETING?

A: Other than the election of Directors and the other proposals described in this Proxy Statement, Aetna has not received proper notice of, and is not aware of, any matters to be presented for a vote at the Annual Meeting. If you grant a proxy using the enclosed proxy card, the persons named as proxies on the enclosed proxy card, or any of them, will have discretion to, and intend to, vote your shares according to their best judgment on any additional proposals or other matters properly presented for a vote at the Annual Meeting, including, among other things, consideration of a motion to adjourn the Annual Meeting to another time or place.

Q: CAN I PROPOSE ACTIONS FOR CONSIDERATION AT NEXT YEAR'S ANNUAL MEETING OF SHAREHOLDERS OR NOMINATE INDIVIDUALS TO SERVE AS DIRECTORS?

A: Yes. You can submit proposals for consideration at future annual meetings, including Director nominations.

- SHAREHOLDER PROPOSALS: In order for a shareholder proposal to be considered for inclusion in Aetna's proxy statement for next year's Annual Meeting, the written proposal must be RECEIVED by Aetna's Corporate Secretary no later than December 21, 2009. SUCH PROPOSALS MUST BE SENT TO: CORPORATE SECRETARY, AETNA INC., 151 FARMINGTON AVENUE, RW61, HARTFORD, CT 06156. Such proposals also will need to comply with the United States Securities and Exchange Commission (the "SEC") regulations regarding the inclusion of shareholder proposals in Aetna sponsored proxy materials.

  In order for a shareholder proposal to be raised from the floor during next year's Annual Meeting instead of being submitted for inclusion in Aetna's proxy statement, the shareholder's written notice must be RECEIVED by Aetna's Corporate Secretary at least 90 calendar days before the date of next year's Annual Meeting and must contain the information required by Aetna's By-Laws. Please note that the 90-day advance notice requirement relates only to matters a shareholder wishes to bring before the Annual Meeting from the floor. It does not apply to proposals that a shareholder wishes to have included in Aetna's proxy statement; that procedure is explained in the paragraph above.

- NOMINATION OF DIRECTOR CANDIDATES: You may propose Director candidates for consideration by the Board's Nominating and Corporate Governance Committee (the "Nominating Committee"). In addition, Aetna's By-Laws permit shareholders to nominate Directors for consideration at a meeting of shareholders at which one or more Directors are to be elected. In order to make a Director nomination at next year's Annual Meeting, the shareholder's written notice must be RECEIVED by Aetna's Corporate Secretary at least 90 calendar days before the date of next year's Annual Meeting and must contain the information required by Aetna's By-Laws. (Please see "Director Qualifications" beginning on page 15 for a description of qualifications that the Board believes are required for Board nominees.)

- COPY OF BY-LAW PROVISIONS: You may contact the Corporate Secretary at Aetna's Headquarters for a copy of the relevant provisions of Aetna's By-Laws regarding the requirements for making shareholder proposals and nominating Director candidates. You also can visit Aetna's website at www.aetna.com/governance to review and download a copy of Aetna's By-Laws.

Q: CAN SHAREHOLDERS ASK QUESTIONS AT THE ANNUAL MEETING?

A: Yes. You can ask questions regarding each of the items to be voted on when those items are discussed at the Annual Meeting. Shareholders also will have an opportunity to ask questions of general interest at the end of the Annual Meeting.

Q: WHO COUNTS THE VOTES CAST AT THE ANNUAL MEETING?

A: Votes are counted by employees of Aetna's Transfer Agent and certified by the judge of election for the Annual Meeting who is an employee of the Transfer Agent. The judge will determine the number of shares outstanding and the voting power of each share, determine the shares represented at the Annual Meeting, determine the existence of a quorum, determine the validity of proxies and ballots, count all votes and determine the results of the actions taken at the Annual Meeting.

Q: IS MY VOTE CONFIDENTIAL?

A: Yes. The vote of each shareholder is held in confidence from Aetna's Directors, officers and employees except (a) as necessary to meet applicable legal requirements (including stock exchange listing requirements) and to assert or defend claims for or against Aetna and/or one or more of its consolidated subsidiaries, (b) as necessary to assist in resolving any dispute about the authenticity or accuracy of a proxy card, consent, ballot, authorization or vote, (c) if there is a contested proxy solicitation, (d) if a shareholder makes a written comment on a proxy card or other means of voting or otherwise communicates the shareholder's vote to management, or (e) as necessary to obtain a quorum.

GOVERNANCE OF THE COMPANY

At Aetna, we believe sound corporate governance principles are good for our business, the industry, the competitive marketplace and for all of those who place their trust in us. We have embraced the principles behind the Sarbanes-Oxley Act of 2002, as well as the governance rules for companies listed on the NYSE. These principles are reflected in the structure and composition of our Board and in the charters of our Board Committees, and are reinforced through Aetna's Code of Conduct, which applies to every employee and to our Directors.

Aetna's Corporate Governance Guidelines

Aetna's Corporate Governance Guidelines (the "Guidelines") provide the framework for the governance of Aetna. The governance rules for companies listed on the NYSE and those contained in the Sarbanes-Oxley Act of 2002 are reflected in the Guidelines. The Guidelines address the role of the Board (including advising on key strategic, financial and business objectives); the composition and selection of Directors; the functioning of the Board (including its annual self-evaluation); the Committees of the Board; the compensation of Directors; and the conduct and ethics standards for Directors, including a prohibition against any nonmanagement Director having a direct or indirect material relationship with the Company except as authorized by the Board or our Nominating Committee, and a prohibition against Company loans to, or guarantees of obligations of, Directors and their family members. The Guidelines are available at www.aetna.com/governance and in print to shareholders free of charge by calling 1-800-237-4273.

The Board reviews the Company's corporate governance practices annually. These reviews include a comparison of our current practices to those suggested by various groups or authorities active in corporate governance and to those of other public companies. Based on this review, in 2009, the Board determined, among other matters, to limit the number of other public company directorships that a Director can hold to four.

Director Elections — Majority Voting Standard

The Company's Articles of Incorporation provide for majority voting in uncontested elections of Directors. Under the Articles of Incorporation, a Director nominee will be elected if the number of votes cast "for" the nominee exceeds the number of votes cast "against" the nominee. An "abstain" vote will not have the effect of a vote "against." In contested elections, those in which a shareholder has nominated a person for election to the Board, the voting standard will be a plurality of votes cast. Under Pennsylvania law and the Articles of Incorporation, if an incumbent Director nominee does not receive a majority of the votes cast in an uncontested election, the incumbent Director will continue to serve on the Board until his or her successor is elected and qualified. To address this situation, the Guidelines require any incumbent nominee for Director in an uncontested election who receives more "against" votes than "for" votes to promptly submit his or her resignation for consideration by the Nominating Committee. The Nominating Committee is then required to recommend to the Board the action to be taken with respect to the resignation, and the Board is required to act on the resignation, in each case within a reasonable period of time. Aetna will disclose promptly to the public each such resignation and decision by the Board. New nominees not already serving on the Board who fail to receive a majority of votes cast in uncontested elections will not be elected to the Board in the first instance.

Director Retirement Age

The Nominating Committee regularly assesses the appropriate size and composition of the Board and, among other matters, whether any vacancies on the Board are expected due to retirement or otherwise. The Director retirement age is 75. Each year, the Nominating Committee assesses the characteristics and performance of each individual Director candidate as part of its nomination process, regardless of the candidate's age.

Executive Sessions

Aetna's nonmanagement Directors meet in regularly scheduled executive sessions at Aetna's Board meetings, without management present. During 2008, the nonmanagement Directors, each of whom is independent, met ten times to discuss certain Board policies, processes and practices, the performance and proposed performance-based compensation of the Chief Executive Officer, management succession and other matters relating to the Company and the functioning of the Board.

Presiding Director

Gerald Greenwald, an independent Director, has been the Presiding Director since April of 2007. Generally, the Presiding Director is responsible for coordinating the activities of the independent Directors. Among other things, the Presiding Director sets the agenda for and leads the nonmanagement and independent Director sessions that the Board regularly holds, and briefs the Chairman and Chief Executive Officer on any issues arising from those sessions. The Presiding Director also acts as the principal liaison to the Chairman and Chief Executive Officer for the views of, and any concerns or issues raised by, the independent Directors, though all Directors continue to interact one-on-one with the Chairman and Chief Executive Officer as needed and as appropriate. The Chairman and Chief Executive Officer consults with the Presiding Director for recommendations in setting the agenda for Board meetings and the Board meeting schedule. The Presiding Director also consults with the other Directors and advises the Chairman and Chief Executive Officer about the quality, quantity and timeliness of information provided to the Board and the Board's decision making processes.

Communications with the Board

To contact Ronald A. Williams, Aetna's Chairman of the Board and Chief Executive Officer, you may write to Mr. Williams at Aetna Inc., 151 Farmington Avenue, Hartford, CT 06156. Communications sent to Mr. Williams will be delivered directly to him. Anyone wishing to make their concerns known to Aetna's nonmanagement Directors or to send a communication to the entire Board may contact Mr. Greenwald by writing to the Presiding Director at P.O. Box 370205, West Hartford, CT 06137-0205. All such communications will be kept confidential and forwarded directly to the Presiding Director or the Board, as applicable.

Director Independence

The Board has established guidelines ("Director Independence Standards") to assist it in determining Director independence. In accordance with the Director Independence Standards, the Board must determine that each independent Director has no material relationship with the Company other than as a Director and/or a shareholder of the Company. Consistent with the NYSE listing standards, the Director Independence Standards specify the criteria by which the independence of our Directors will be determined, including guidelines for Directors and their immediate family members with respect to past employment or affiliation with the Company or its external auditor. A copy of the Director Independence Standards is attached to this Proxy Statement as Annex A and also is available at www.aetna.com/governance and in print to shareholders free of charge by calling 1-800-237-4273.

Pursuant to the Director Independence Standards, the Board undertook its annual review of Director independence in February of 2009. The purpose of this review was to determine whether any Director's relationships or transactions are inconsistent with a determination that the Director is independent. During this review, the Board considered transactions and relationships between each Director or any member of his or her immediate family (or any entity of which a Director or an immediate family member is a partner, shareholder or officer) and the Company and its subsidiaries. The Board also considered whether there were any transactions or relationships between Directors or any member of their immediate family and members of the Company's senior management or their affiliates.

As a result of this review, the Board affirmatively determined in its business judgment that each of Frank M. Clark, Betsy Z. Cohen, Molly J. Coye, M.D., Roger N. Farah, Barbara Hackman Franklin, Jeffrey E. Garten,

Earl G. Graves, Gerald Greenwald, Ellen M. Hancock, Richard J. Harrington, Edward J. Ludwig and Joseph P. Newhouse, each of whom also is standing for election at the Annual Meeting, is independent as defined in the NYSE listing standards and under Aetna's Director Independence Standards and that any relationship with the Company (either directly or as a partner, shareholder or officer of any organization that has a relationship with the Company) has been deemed to be immaterial under the independence thresholds contained in the NYSE listing standards and under Aetna's Director Independence Standards.

In determining that each of the nonmanagement Directors is independent, the Board considered that the Company in the ordinary course of business sells products and services to, and/or purchases products and services from, companies and other entities at which some of our Directors or their immediate family members are or have been officers and/or significant equity holders or have certain other relationships. Specifically, the Board considered the existence of the following transactions, all of which were made in the ordinary course of business and which the Board believes were in, or not inconsistent with, the best interests of the Company, and in each case were not material. The Company sells healthcare products and related services in the ordinary course to corporations or organizations with which the following directors, or their immediate family members, are affiliated: Messrs. Clark, Farah, Garten, Graves, Greenwald, Ludwig and Mrs. Cohen. The Company may purchase electric power and other utility services from Commonwealth Edison Company. Mr. Clark is the Chairman and Chief Executive Officer of Commonwealth Edison Company. The Company advertises in and participates as a co-sponsor in certain marketing events hosted by *Black Enterprise* magazine, of which Mr. Graves is the Publisher. Mr. Graves also is the Chairman of Earl G. Graves, Ltd., which publishes that magazine. Harvard University provides medical content for the Company's InteliHealth website and has provided certain other services to the Company's ActiveHealth Management subsidiary. In addition, the Company purchased periodicals from, sponsored various conferences and ceremonies at, as well as paid tuition to Harvard University in order for Company employees to participate in certain educational programs at Harvard. Dr. Newhouse is employed by Harvard University but is not involved in Harvard's relationship with the Company. The Company paid tuition to Yale University in order for Company employees to participate in certain educational programs at Yale and also sponsored healthcare conferences at Yale University. Mr. Garten is employed by Yale University but is not involved in Yale's relationship with the Company. In each of these cases, the aggregate amounts paid to or received from these companies or other entities in each of the last three years did not approach the total revenue threshold in the Director Independence Standards (i.e., 2% of the other companies' revenue) and/or was below $1 million. The Company may also hold equity and/or debt securities as investments in the ordinary course in corporations or organizations with which Messrs. Clark and/or Farah are affiliated. The amount of each such holding is below the 5% threshold amount in the Director Independence Standards. The Board determined that none of these relationships was material or impaired the independence of any Director.

All members of the Audit Committee, the Committee on Compensation and Organization (the "Compensation Committee") and the Nominating Committee are, in the business judgment of the Board, independent Directors as defined in the NYSE listing standards and in Aetna's Director Independence Standards.

Related Party Transaction Policy

Under Aetna's Code of Conduct, the Board or an independent Committee reviews any potential conflicts between the Company and any Director or executive officer. In addition, the Board has adopted a written Related Party Transaction Policy (the "Policy") which applies to Directors, executive officers, significant shareholders and their immediate family members (each a "Related Person"). Under the Policy, all transactions involving the Company in which a Related Person has a direct or indirect material interest must be reviewed and approved (1) by the Board or the Nominating Committee if involving a Director, (2) by the Board or the Audit Committee if involving an executive officer, or (3) by the full Board if involving a significant shareholder. The Board or relevant Committee considers relevant facts and circumstances, which may include, without limitation, the commercial reasonableness of the terms, the benefit to the Company, opportunity costs of alternate transactions, the materiality and character of the Related Person's direct or indirect interest, and the actual or apparent conflict of interest of the Related Person. A transaction may be approved if it is determined, in the Board's or relevant Committee's reasonable business judgment, that the transaction is in, or not inconsistent with, the best interests of the Company and its shareholders, and considering the interests of other relevant constituents, when deemed appropriate. Determinations of materiality are made by the full Board or relevant Committee, as applicable.

Compensation Committee Interlocks and Insider Participation

The members of the Compensation Committee are Betsy Z. Cohen (Chairman), Frank M. Clark, Roger N. Farah, Barbara Hackman Franklin and Jeffrey E. Garten. None of the members of the Compensation Committee has ever been an officer or employee of the Company. There are no interlocking relationships with any of our executive officers or Compensation Committee members.

Meeting Attendance

The Board and its Committees meet throughout the year on a set schedule, and also hold special meetings from time to time, as appropriate. During 2008, the Board met ten times. The average attendance of Directors at all meetings during the year was 96%, and no Director attended less than 75% of the aggregate number of Board and Committee meetings that he or she was eligible to attend. It is the policy of the Board that all Directors should be present at Aetna's Annual Meeting of Shareholders. All of the Directors then in office and standing for election attended Aetna's 2008 Annual Meeting of Shareholders.

Aetna's Code of Conduct

Aetna's Code of Conduct applies to every employee and to our Directors, and is available at www.aetna.com/governance. A complete copy was filed as Exhibit 14.1 to Aetna's Form 10-K filed on February 27, 2009. The Code of Conduct is designed to ensure that Aetna's business is conducted in a consistently legal and ethical manner. The Code of Conduct includes policies on employee conduct, conflicts of interest and the protection of confidential information, and requires strict adherence to all laws and regulations applicable to the conduct of our business. Aetna will disclose any amendments to the Code of Conduct, or waivers of the Code of Conduct relating to Aetna's Directors, executive officers and principal financial and accounting officers or persons performing similar functions, on its website at www.aetna.com/governance within four business days following the date of any such amendment or waiver. To date, no waivers have been requested or granted. The Code of Conduct also is available in print to shareholders free of charge by calling 1-800-237-4273.

Board and Committee Membership; Committee Descriptions

Aetna's Board oversees and guides the Company's management and its business. Committees support the role of the Board on issues that are better addressed by a smaller, more focused subset of Directors.

The following table presents, as of April 1, 2009, the key standing Committees of the Board, the membership of such Committees and the number of times each such Committee met in 2008. Board Committee Charters adopted by the Board for each of the six Committees listed below are available at www.aetna.com/governance and in print to shareholders free of charge by calling 1-800-237-4273.

	Board Committee					
Nominee/Director	**Audit**	**Compensation and Organization**	**Executive**	**Investment and Finance**	**Medical Affairs**	**Nominating and Corporate Governance**
Frank M. Clark		X			X	
Betsy Z. Cohen		X*	X	X		
Molly J. Coye, M.D.				X	X	
Roger N. Farah		X		X		
Barbara Hackman Franklin		X	X			X*
Jeffrey E. Garten		X			X	
Earl G. Graves	X		X			X
Gerald Greenwald			X	X*		X
Ellen M. Hancock	X					X
Richard J. Harrington	X			X		
Edward J. Ludwig	X*		X			X
Joseph P. Newhouse	X		X		X*	
Ronald A. Williams			X*	X		
Number of Meetings in 2008	9	11	2	5	6	5

* Committee Chairman

The functions and responsibilities of the key standing Committees of Aetna's Board are described below.

- *Audit Committee.* The Board has determined in its business judgment that all members of the Audit Committee meet the independence, financial literacy and expertise requirements for audit committee members set forth in the NYSE listing standards. Additionally, the Board has determined in its business judgment that each Audit Committee member, based on his or her background and experience (including that described in this Proxy Statement), has the requisite attributes of an "audit committee financial expert" as defined by the SEC. The Audit Committee assists the Board in its oversight of (1) the integrity of the financial statements of the Company, (2) the qualifications and independence of the Company's independent registered public accounting firm (the "Independent Accountants"), (3) the performance of the Company's internal audit function and the Independent Accountants, and (4) the compliance by the Company with legal and regulatory requirements. The Audit Committee is directly responsible for the appointment, compensation, retention and oversight of the work of the Independent Accountants and any other accounting firm engaged to perform audit, review or attest services (including the resolution of any disagreements between management and any auditor regarding financial reporting). The Independent Accountants and any other such accounting firm report directly to the Audit Committee. The Audit Committee is empowered, to the extent it deems necessary or appropriate, to retain outside legal, accounting or other advisers having special competence as necessary to assist it in fulfilling its responsibilities and duties. The Audit Committee has available from the Company such funding as the Audit Committee determines for compensation to the Independent Accountants and any other accounting firm or other advisers engaged by the Audit Committee, and for the Audit Committee's ordinary administrative expenses. The Audit Committee conducts an annual evaluation of its performance. For more information regarding the role, responsibilities and limitations of the Audit Committee, please refer to the Report of the Audit Committee beginning on page 64.

  The Audit Committee can be confidentially contacted by employees and others wishing to raise concerns or complaints about the Company's accounting, internal accounting controls or auditing matters by calling AlertLine®, an independent toll-free service, at 1-888-891-8910 (available seven days a week, 24 hours a day), or by writing to: Aetna Inc. Audit Committee, c/o Corporate Compliance, P.O. Box 370205, West Hartford, CT 06137-0205.

- *Committee on Compensation and Organization.* The Board has determined in its business judgment that all members of the Compensation Committee meet the independence requirements set forth in the NYSE listing standards and in Aetna's Director Independence Standards. The Compensation Committee is directly responsible for reviewing and approving the corporate goals and objectives relevant to Chief Executive Officer and other executive officer compensation; evaluating the Chief Executive Officer's and other executive officers' performance in light of those goals and objectives; and establishing the Chief Executive Officer's and other executive officers' compensation levels based on this evaluation. The Chief Executive Officer's compensation is determined after reviewing the Chief Executive Officer's performance and consulting with the nonmanagement Directors of the full Board. The Compensation Committee also evaluates and determines the compensation of the Company's executive officers and oversees the compensation and benefit plans, policies and programs of the Company. The Chief Executive Officer consults with the Compensation Committee regarding the compensation of all executive officers (except his own compensation), but the Compensation Committee does not delegate its authority with regard to these executive compensation decisions. The Compensation Committee also administers Aetna's stock-based incentive plans and Aetna's 2001 Annual Incentive Plan. The Compensation Committee reviews and makes recommendations, as appropriate, to the Board as to the development and succession plans for the senior management of the Company. The Committee conducts an annual evaluation of its performance.

  The Compensation Committee has the authority to retain counsel and other experts or consultants as it may deem appropriate. The Compensation Committee has the sole authority to select, retain and terminate any consultant used to assist the Compensation Committee and has the sole authority to approve each consultant's fees and other retention terms. In accordance with this authority, the Compensation Committee engages Frederic W. Cook & Co., Inc. ("Cook") as an independent outside compensation consultant to advise the Compensation Committee on all matters related to Chief Executive Officer and other executive compensation. The Company may not engage Cook for any services other than in support of the Compensation Committee without the prior approval of the Chairman of the Compensation Committee. Cook also advises the Nominating Committee regarding Director compensation. The Company does not engage Cook for any services other than in support of these Committees. A representative of Cook attended eight of the Compensation Committee's meetings in 2008.

- *Executive Committee.* This Committee is authorized to act on behalf of the full Board between regularly scheduled Board meetings, usually when timing is critical. The Executive Committee has the authority to retain counsel and other experts or consultants as it may deem appropriate.

- *Investment and Finance Committee.* This Committee assists the Board in reviewing the Company's investment policies, strategies, transactions and performance and in overseeing the Company's capital and financial resources. The Investment and Finance Committee has the authority to retain counsel and other experts or consultants as it may deem appropriate. The Investment and Finance Committee conducts an annual evaluation of its performance.

- *Medical Affairs Committee.* This Committee provides general oversight of Company policies and practices that relate to providing the Company's members with access to cost-effective, quality health care. The Medical Affairs Committee has the authority to retain counsel and other experts or consultants as it may deem appropriate. The Medical Affairs Committee conducts an annual evaluation of its performance.

- *Nominating and Corporate Governance Committee.* The Board has determined in its business judgment that all members of the Nominating Committee meet the independence requirements set forth in the NYSE listing standards and in Aetna's Director Independence Standards. The Nominating Committee assists the Board in identifying individuals qualified to become Board members, consistent with criteria approved by the Board; oversees the organization of the Board to discharge the Board's duties and responsibilities properly and efficiently; and identifies best practices and recommends to the Board corporate governance principles. Other specific duties and responsibilities of the Nominating Committee include: annually assessing the size and composition of the Board; annually reviewing and recommending Directors for continued service; reviewing the compensation of, and benefits for, Directors; recommending the retirement policy for Directors; coordinating and assisting the Board in recruiting new members to the Board; reviewing potential conflicts of interest or other issues arising out of other positions held or proposed to be held by, or any changes in circumstances of, a Director; recommending Board Committee assignments; overseeing the annual evaluation of the Board; conducting an annual performance evaluation of the Nominating Committee; conducting a preliminary review of Director independence and the financial literacy and expertise of Audit Committee members; and interpreting, as well as reviewing any proposed waiver of, Aetna's Code of Conduct, the code of business conduct and ethics applicable to Directors. The Nominating Committee has the authority to retain counsel and other experts or consultants as it may deem appropriate. Further, the Nominating Committee has the sole authority to select, retain and terminate any search firm used to identify Director candidates and to approve the search firm's fees and other retention terms.

The Board makes all Director compensation determinations after considering the recommendations of the Nominating Committee. In setting Director compensation, both the Nominating Committee and the Board review director compensation data obtained from Cook, but neither the Nominating Committee nor the Board delegates any Director compensation decision making authority. Cook advises the Nominating Committee regarding Director compensation.

Consideration of Director Nominees

- *Shareholder Nominees.* The Nominating Committee will consider properly submitted shareholder nominations for candidates for membership on the Board as described below under "Director Qualifications" and "Identifying and Evaluating Nominees for Directors." Any shareholder nominations of candidates proposed for consideration by the Nominating Committee should include the nominee's name and qualifications for Board membership, and otherwise comply with applicable rules and regulations, and should be addressed to:

  Corporate Secretary
  Aetna Inc.
  151 Farmington Avenue, RW61
  Hartford, CT 06156

  In addition, Aetna's By-Laws permit shareholders to nominate Directors for consideration at a meeting of shareholders at which one or more Directors are to be elected. For a description of the process for nominating Directors in accordance with Aetna's By-Laws, see "CAN I PROPOSE ACTIONS FOR CONSIDERATION AT NEXT YEAR'S ANNUAL MEETING OF SHAREHOLDERS OR NOMINATE INDIVIDUALS TO SERVE AS DIRECTORS?" beginning on page 7.

- *Director Qualifications.* The Nominating Committee Charter sets out the criteria weighed by the Committee in considering all Director candidates, including shareholder-identified candidates. The criteria are re-evaluated periodically and currently include: the relevance of the candidate's experience to the business of the Company; enhancing the diversity of the Board; the candidate's independence from conflict or direct economic relationship with the Company; and the candidate's ability to attend Board meetings regularly and devote an appropriate amount of effort in preparation for those meetings. It also is expected that nonmanagement Directors nominated by the Board are individuals who possess a reputation and hold positions or affiliations befitting a director of a large publicly held company, and are actively engaged in their occupations or professions or are otherwise regularly involved in the business, professional or academic community. In evaluating Director nominations, the Committee seeks to achieve a diversity of knowledge, experience and capability on the Board.

- *Identifying and Evaluating Nominees for Directors.* The Nominating Committee uses a variety of methods for identifying and evaluating nominees for Director. In recommending Director nominees to the

Board, the Nominating Committee solicits candidate recommendations from its own members, other Directors and management. It also may engage the services and pay the fees of a professional search firm to assist it in identifying potential Director nominees. The Nominating Committee also reviews materials provided by professional search firms or other parties in connection with its consideration of nominees. The Nominating Committee regularly assesses the appropriate size of the Board and whether any vacancies on the Board are expected due to retirement or otherwise. If vacancies are anticipated, or otherwise arise, the Nominating Committee considers whether to fill those vacancies and, if applicable, considers various potential Director candidates. These candidates are evaluated against the current Director criteria at regular or special meetings of the Nominating Committee and may be considered at any point during the year. As described above, the Nominating Committee will consider properly submitted shareholder nominations for candidates for the Board. Following verification of the shareholder status of the person(s) proposing a candidate, a shareholder nominee will be considered by the Nominating Committee at a meeting of the Nominating Committee. If any materials are provided by a shareholder in connection with the nomination of a Director candidate, such materials are forwarded to the Nominating Committee.

The Board and the Nominating Committee each assessed the characteristics and performance of the individual Directors standing for election to the Board at the 2009 Annual Meeting against the foregoing criteria, and, to the extent applicable, considered the impact of any change in the principal occupations of all Directors during the last year. Upon completion of this evaluation process, the Nominating Committee reported to the full Board its conclusions and recommendations for nominations to the Board, and the Board nominated the 13 Director nominees named in this Proxy Statement based on that recommendation.

Richard J. Harrington has not been elected previously to the Board by shareholders. In 2008, the Nominating Committee engaged and paid the fees of a professional search firm to assist the Nominating Committee in identifying and evaluating potential nominees. Following the candidate identification and evaluation process, the Nominating Committee considered and recommended Mr. Harrington to the full Board, and the Board appointed Mr. Harrington a Director of Aetna on September 26, 2008.

I. Election of Directors

Aetna will nominate 13 individuals for election as Directors at the Annual Meeting (the "Nominees"). The terms of office for the Directors elected at this meeting will run until the next Annual Meeting and until their successors are duly elected and qualified. The Nominating Committee recommended the 13 Nominees for nomination by the full Board. Based on that recommendation, the Board nominated each of the Nominees for election at the Annual Meeting.

All Nominees are currently Directors of Aetna. The following pages list the names and ages of the Nominees as of the date of the Annual Meeting, the year each first became a Director of Aetna or one of its predecessors, the principal occupation, publicly traded company directorships and certain other directorships of each Nominee as of April 1, 2009, and a brief description of the business experience of each Nominee for at least the last five years.

Each of the 13 individuals (or such lesser number if the Board has reduced the number of Directors to be elected at the Annual Meeting as described on page 7 under "WHAT IF A DIRECTOR NOMINEE IS UNWILLING OR UNABLE TO SERVE?") who receives more "for" votes than "against" votes cast at the Annual Meeting will be elected Directors. In addition, as described in more detail on page 9 under "Director Elections — Majority Voting Standard," Aetna's Corporate Governance Guidelines require any nominee for Director in an uncontested election who receives more "against" votes than "for" votes to promptly submit his or her resignation for consideration by the Nominating Committee. The Nominating Committee and the Board are then required to act on the resignation, in each case within a reasonable period of time.

The Board recommends a vote FOR each of the 13 Nominees. If you complete the enclosed proxy card, unless you direct to the contrary on that card, the shares represented by that proxy card will be voted FOR the election of all 13 Nominees.

Nominees for Directorships



Director since 2006

Frank M. Clark, age 63, became Chairman and Chief Executive Officer of Commonwealth Edison Company ("ComEd") (an electric energy distribution subsidiary of Exelon Corporation) in November 2005, having served as President of ComEd since October 2001. Mr. Clark also served as Executive Vice President and Chief of Staff to the Exelon Corporation Chairman from 2004 to 2005. Since joining ComEd in 1966, Mr. Clark rose steadily through the ranks, holding key leadership positions in operational and policy-related responsibilities including regulatory and governmental affairs, customer service operations, marketing and sales, information technology, human resources and labor relations, and distribution support services. Mr. Clark is a director of Harris Financial Corporation (financial services) and Waste Management, Inc. (waste disposal services).



Director of Aetna
or its predecessors since 1994

Betsy Z. Cohen, age 67, is Chairman and a trustee of RAIT Financial Trust (real estate investment trust), a position she assumed in August 1997. Until December 11, 2006, she also held the position of Chief Executive Officer. Since September 2000, she also has served as Chief Executive Officer of The Bancorp, Inc. (holding company) and its subsidiary, The Bancorp Bank (Internet banking and financial services), and served as Chairman of The Bancorp Bank from November 2003 to February 2004. From 1999 to 2000, Mrs. Cohen also served as a director of Hudson United Bancorp (holding company), the successor to JeffBanks, Inc., where she had been Chairman and Chief Executive Officer since its inception in 1981 and also served as Chairman and Chief Executive Officer of its subsidiaries, Jefferson Bank (which she founded in 1974) and Jefferson Bank New Jersey (which she founded in 1987) prior to JeffBanks' merger with Hudson United Bancorp in December 1999. From 1985 until 1993, Mrs. Cohen was a director of First Union Corp. of Virginia (bank holding company) and its predecessor, Dominion Bankshares, Inc. In 1969, Mrs. Cohen co-founded a commercial law firm and served as a Senior Partner until 1984.



Director since 2005

Molly J. Coye, M.D., age 62, is the Chief Executive Officer of the Health Technology Center (non-profit education and research organization), which she founded in December 2000. Prior to assuming her current position, Dr. Coye served as Senior Vice President of the West Coast Office of The Lewin Group (consulting) from 1997 to December 2000. Before that, she served in both the public and private sectors: Executive Vice President, Strategic Development, of HealthDesk Corporation from 1996 to 1997; Senior Vice President, Clinical Operations, Good Samaritan Health Hospital from 1993 to 1996; Director of the California Department of Health Services from 1991 to 1993; Head of the Division of Public Health, Department of Health Policy and Management, Johns Hopkins School of Hygiene and Public Health from 1990 to 1991; Commissioner of Health of the New Jersey State Department of Health from 1986 to 1989; Special Advisor for Health and the Environment, State of New Jersey Office of the Governor from 1985 to 1986; and National Institute for Occupational Safety and Health Medical Investigative Officer from 1980 to 1985. Dr. Coye is a member of the Institute of Medicine, where she co-authored the reports *To Err Is Human* and *Crossing the Quality Chasm*. She also is a director of PATH (non-profit research and development organization) and serves as an advisor to the Health Evolution Partners Innovation Network, a health-related investment fund and to Integrated Healthcare Strategies (healthcare consulting). Dr. Coye also serves on the Board of Directors of Aetna Foundation, Inc.



Director since 2007

Roger N. Farah, age 56, has been President, Chief Operating Officer and a Director of Polo Ralph Lauren Corporation (lifestyle products) since April 2000. Prior to that, he served as Chairman of the Board of Venator Group, Inc. (now Foot Locker, Inc.) from December 1994 to April 2000, and as its Chief Executive Officer from December 1994 to August 1999. Mr. Farah served as President and Chief Operating Officer of R.H. Macy & Co., Inc. (retailing) from July 1994 to October 1994. From June 1991 to July 1994, he was Chairman and Chief Executive Officer of Federated Merchandising Services (retailing), the central buying and product development arm of Federated Department Stores, Inc. (retailing). From 1988 to 1991, Mr. Farah served as Chairman and Chief Executive Officer of Rich's/Goldsmith's Department Stores (retailing) and President of Rich's/Goldsmith's Department Stores from 1987 to 1988. He held a number of positions of increasing responsibility at Saks Fifth Avenue, Inc. (retailing) from 1975 to 1987. Mr. Farah is a director of The Progressive Corporation (auto insurance).



Director of Aetna
or its predecessors from 1979 to 1992
and since 1993

Barbara Hackman Franklin, age 69, is President and Chief Executive Officer of Barbara Franklin Enterprises (private investment and management consulting firm). From 1992 to 1993, she served as the 29th U.S. Secretary of Commerce. Prior to that appointment, Ms. Franklin was President and Chief Executive Officer of Franklin Associates (management consulting firm), which she founded in 1984. She has received the John J. McCloy Award for contributions to audit excellence, the Director of the Year Award from the National Association of Corporate Directors, an Outstanding Director Award from the Outstanding Director Exchange, and in 2007 was named by Directorship Magazine as one of the 100 most influential people in governance. Ms. Franklin was Senior Fellow of The Wharton School of Business from 1979 to 1988, an original Commissioner and Vice Chair of the U.S. Consumer Product Safety Commission from 1973 to 1979, and a Staff Assistant to the President of the United States from 1971 to 1973. Earlier, she was an executive at Citibank and the Singer Company. Ms. Franklin is a director of The Dow Chemical Company (chemicals, plastics and agricultural products) and is also a director or trustee of three funds in the American Funds family of mutual funds and a director of J.P. Morgan Value Opportunities Fund. She is Chairman of the National Association of Corporate Directors, Chairman Emerita of the Economic Club of New York, a director of the US-China Business Council, and a member of the Public Company Accounting Oversight Board Advisory Council. Ms. Franklin is a regular commentator on the PBS *Nightly Business Report*.



Director of Aetna
or its predecessors since 2000

Jeffrey E. Garten, age 62, became the Juan Trippe Professor in the Practice of International Trade, Finance and Business at Yale University on July 1, 2005, having served as the Dean of the Yale School of Management since 1995. He also is Chairman of Garten Rothkopf (global consulting firm), a position he assumed in October 2005. Mr. Garten held senior posts on the White House staff and at the U.S. Department of State from 1973 to 1979. He joined Shearson Lehman Brothers (investment banking) in 1979 and served as Managing Director from 1984 to 1987. In 1987, Mr. Garten founded Eliot Group, Inc. (investment banking) and served as President until 1990, when he became Managing Director of The Blackstone Group (private merchant bank). From 1992 to 1993, Mr. Garten was Professor of Finance and Economics at Columbia University's Graduate School of Business. He was appointed U.S. Under Secretary of Commerce for International Trade in 1993 and served in that position until 1995. Mr. Garten is a director of CarMax, Inc. (automotive retailer) and is also a director of 25 Credit Suisse mutual funds. He is the author of *A Cold Peace: America, Japan, Germany and the Struggle for Supremacy*; *The Big Ten: Big Emerging Markets and How They Will Change Our Lives*; *The Mind of the CEO*; and *The Politics of Fortune: A New Agenda for Business Leaders*. Mr. Garten is a director of The Conference Board and the International Rescue Committee. He also serves on the Board of Directors of Aetna Foundation, Inc.



Director of Aetna
or its predecessors since 1994

Earl G. Graves, Sr., age 74, is Chairman of Earl G. Graves, Ltd. (a multimedia company with properties in television, radio, events, digital media and the Internet), having served as Chairman and Chief Executive Officer since 1972. He is the Managing Partner of Graves Ventures, Inc. and also the Publisher of *Black Enterprise* magazine, which he founded in 1970. Additionally, since 1998, Mr. Graves has been a Managing Director of Black Enterprise/Greenwich Street Corporate Growth Partners, L.P. Mr. Graves is a trustee of Howard University, a member of the Executive Board and Executive Committee of the National Office of the Boy Scouts of America and a Fellow of the American Academy of Arts & Sciences. He also serves on the Board of Directors of Aetna Foundation, Inc. and the Black Enterprise B.R.I.D.G.E. Foundation. Mr. Graves has worked to foster the growth of a vibrant African American business community. He is the author of the *New York Times* bestseller *How to Succeed in Business Without Being White* and is the recipient of more than 60 honorary degrees and numerous awards for his business success and civic contributions. Mr. Graves was named by *Fortune Magazine* as one of the 50 most powerful and influential African Americans in corporate America and is the subject of an exhibit in The National Great Blacks in Wax Museum in Baltimore, Maryland. In 1990, Mr. Graves was awarded the 84th NAACP Spingarn Medal, the highest achievement award for African Americans. In 1995, his alma mater, Morgan State University, renamed its business school the Earl G. Graves School of Business and Management. In August 2006, Mr. Graves received the Lifetime Achievement Award from the National Association of Black Journalists for his contributions to the field of journalism and the publishing industry. In October 2006, civil rights activist and founding Black Enterprise Board of Advisors member Julian Bond interviewed Graves for *"An Evening with Earl Graves,"* a program produced for The HistoryMakers that aired on the PBS network in February 2007. On April 26th 2007, Mr. Graves was inducted into the Junior Achievement Worldwide U.S. Business Hall of Fame for his outstanding contributions to free enterprise and to society.



Director of Aetna
or its predecessors since 1993

Gerald Greenwald, age 73, is a founding principal of the Greenbriar Equity Group LLC (invests in the global transportation industry). Mr. Greenwald retired in July 1999 as Chairman and Chief Executive Officer of UAL Corporation and United Airlines (UAL), its principal subsidiary, having served in those positions since July 1994. Mr. Greenwald held various executive positions with Chrysler Corporation (automotive manufacturer) from 1979 to 1990, serving as Vice Chairman of the Board from 1989 to May 1990 and as Chairman of Chrysler Motors from 1985 to 1988. In 1990, Mr. Greenwald was selected to serve as Chief Executive Officer of United Employee Acquisition Corporation in connection with the proposed 1990 employee acquisition of UAL. From 1991 to 1992, he was a Managing Director of Dillon Read & Co., Inc. (investment banking) and, from 1992 to 1993, he was President and Deputy Chief Executive Officer of Olympia & York Developments Ltd. (Canadian real estate company). Mr. Greenwald then served as Chairman and Managing Director of Tatra Truck Company (truck manufacturer in the Czech Republic) from 1993 to 1994. He also is a trustee of the Aspen Institute and a member of an Advisory Council of The Rand Corporation.



Director of Aetna
or its predecessors since 1995

Ellen M. Hancock, age 66, served as the President of Jazz Technologies, Inc. and President and Chief Operating Officer of its predecessor, Acquicor Technology Inc., from August 2005 to June 2007. Prior to its merger with Jazz Semiconductor, Inc., a wafer foundry, in February 2007, Jazz Technologies (then known as Acquicor) was a blank check company formed for the purpose of acquiring businesses in the technology, multimedia and networking sector. Mrs. Hancock previously served as Chairman of the Board and Chief Executive Officer of Exodus Communications, Inc. (Internet system and network management services). She joined Exodus in March 1998 and served as Chairman from June 2000 to September 2001, Chief Executive Officer from September 1998 to September 2001, and President from March 1998 to June 2000. Mrs. Hancock held various staff, managerial and executive positions at International Business Machines Corporation (information-handling systems, equipment and services) from 1966 to 1995. She became a Vice President of IBM in 1985 and served as President, Communication Products Division, from 1986 to 1988, when she was named General Manager, Networking Systems. Mrs. Hancock was elected an IBM Senior Vice President in November 1992, and in 1993 was appointed Senior Vice President and Group Executive, which position she held until February 1995. Mrs. Hancock served as an Executive Vice President and Chief Operating Officer of National Semiconductor Corporation (semiconductors) from September 1995 to May 1996, and served as Executive Vice President for Research and Development and Chief Technology Officer of Apple Computer, Inc. (personal computers) from July 1996 to July 1997. Mrs. Hancock is a director of Colgate-Palmolive Company (consumer products).



Director since 2008

Richard J. Harrington, age 62, is Chairman of the Thomson Reuters Foundation. Prior to the acquisition of Reuters Group PLC by The Thomson Corporation in April 2008, Mr. Harrington served as President and Chief Executive Officer ("CEO") of The Thomson Corporation (business technology and integrated information solutions). He held a number of senior leadership positions within Thomson since 1982, including CEO of Thomson Newspapers, and CEO of Thomson Professional Publishing. Mr. Harrington began his professional career with Arthur Young & Co. (public accounting firm) in 1972, where he became a licensed C.P.A. In 2002, he was presented an Honorary Doctorate of Laws from the University of Rhode Island. In 2007, he received the "Legend in Leadership" award from the Yale University Chief Executive Leadership Institute; the "CEO of the Year" award from the Executive Council, and the "Man of the Year" award from the National Executive Council for his many philanthropic activities. Mr. Harrington is a director of Xerox Corporation (document management, technology and service enterprise). He is also a director of Milliken & Co., the Norwalk Community College Foundation and the University of Rhode Island Foundation.



Director since 2003

Edward J. Ludwig, age 58, serves as Chairman of the Board and Chief Executive Officer of Becton, Dickinson and Company ("BD") (global medical technology company). He was elected Chairman of the Board in February 2002, Chief Executive Officer in January 2000 and served as President from May 1999 to December 31, 2008. Mr. Ludwig joined BD as a Senior Financial Analyst in 1979. Prior to joining BD, Mr. Ludwig served as a senior auditor with Coopers and Lybrand (now PricewaterhouseCoopers) and as a financial and strategic analyst at Kidde, Inc. He is a member of the Board of Trustees of the College of the Holy Cross and is a member and past Chair of the Health Advisory Board for the Johns Hopkins Bloomberg School of Public Health. He is also a trustee of the Hackensack (NJ) University Medical Center and Board member and past Chairman of Advanced Medical Technology Association (AdvaMed).



Director since 2001

Joseph P. Newhouse, age 67, is the John D. MacArthur Professor of Health Policy and Management at Harvard University, a position he assumed in 1988. At Harvard, he also is the Director of the Division of Health Policy Research and Education, the Director of the Interfaculty Initiative on Health Policy, Chair of the Committee on Higher Degrees in Health Policy and a member of the faculties of the John F. Kennedy School of Government, the Harvard Medical School, the Harvard School of Public Health and the Faculty of Arts and Sciences. Prior to joining Harvard, Dr. Newhouse held various positions at The RAND Corporation from 1968 to 1988, serving as a faculty member of the RAND Graduate School from 1972 to 1988, as Deputy Program Manager for Health Sciences Research from 1971 to 1988, Senior Staff Economist from 1972 to 1981, Head of the Economics Department from 1981 to 1985 and as a Senior Corporate Fellow from 1985 to 1988. Dr. Newhouse is the Editor of the *Journal of Health Economics*, which he founded in 1981. He is a Faculty Research Associate of the National Bureau of Economic Research, a member of the Institute of Medicine of the National Academy of Sciences, a member of the *New England Journal of Medicine* Editorial Board, a fellow of the American Academy of Arts and Sciences, and a director of the National Committee for Quality Assurance. Dr. Newhouse is the author of *Free for All: Lessons from the RAND Health Insurance Experiment* and *Pricing the Priceless: A Health Care Conundrum*. He also serves on the Board of Directors of Aetna Foundation, Inc.



Director since 2002

Ronald A. Williams, age 59, is Chairman and Chief Executive Officer of Aetna. He was elected Chairman of Aetna on October 1, 2006, and Chief Executive Officer on February 14, 2006, having served as President of the Company from May 27, 2002 until July 24, 2007 and as Executive Vice President and Chief of Health Operations from March 15, 2001 until his appointment as President. Mr. Williams is a director of American Express Company (financial services), chairman of the Council for Affordable Quality Healthcare, vice chairman of The Business Council and is a trustee of The Conference Board and the Connecticut Science Center Board. Mr. Williams also serves on the Massachusetts Institute of Technology North America Executive Board and is a member of MIT's Alfred P. Sloan Management Society. He is a member of the Business Roundtable, the International Federation of Health Plans, the Healthcare Leadership Council and the National Intelligence Senior Advisory Group.

Director Compensation Philosophy and Elements

Each year, the Nominating and Corporate Governance Committee of Aetna's Board of Directors reviews compensation for nonmanagement Directors and makes recommendations regarding the prospective level and composition of Director compensation to the full Board of Directors for its approval.

The Nominating Committee's goal is to develop a compensation program that:

- Attracts and retains qualified Directors;
- Recognizes Directors' critical contributions; and
- Aligns, through the offering of stock-based compensation, the interests of Aetna's Directors with the long-term interests of our shareholders.

As part of their review, the Nominating Committee and the Board consider, among other factors, the Director compensation practices at a comparative group of public companies (the "comparative group"), based on market comparison studies prepared by an outside consultant, Frederic W. Cook & Co., Inc. ("Cook"). Cook also serves as the compensation consultant to the Committee on Compensation and Organization, as described on page 14.

The primary elements of Aetna's Director compensation program are annual cash retainer fees and annual restricted stock unit awards. Directors also receive certain benefits. Directors who are officers of Aetna receive no additional compensation for membership on the Board or any of its Committees. In 2008, the Presiding Director received no additional compensation for his service as Presiding Director.

Stock Ownership Guidelines

The Board has established Director Stock Ownership Guidelines under which each nonmanagement Director is required to own, within five years of joining the Board, shares of Common Stock or stock units having a dollar value equal to $400,000. As of March 27, 2009, all of Aetna's nonmanagement Directors are in compliance with these guidelines.

Aetna's Code of Conduct prohibits Directors from engaging in hedging strategies using puts, calls or other types of derivative securities based on the value of the Common Stock.

2008 Nonmanagement Director Compensation

For 2008, Director compensation for Aetna's nonmanagement Directors approximated the median level paid to nonmanagement directors in the prior year in the comparative group.

The 2008 comparative group is a blend of:

- Public health care companies consisting of Assurant, Inc., CIGNA Corporation, Coventry Health Care, Inc., Health Net, Inc., Humana Inc., UnitedHealth Group Incorporated and WellPoint, Inc.;
- The 2007 Frederic W. Cook & Co., Inc. Non-Employee Director Compensation Report of the 100 largest New York Stock Exchange companies; and
- The NACD 2007 Director Compensation Report for companies with revenues greater than $10 billion.

Details regarding retainer fees for Board and Committee service are set forth in footnote 1 to the 2008 Director Compensation Table on page 26.

The 2008 Director Compensation Table sets forth for 2008 the total compensation of each of the Directors. Actual compensation for any Director, and amounts shown in the 2008 Director Compensation Table, may vary by Director due to: (a) initial stock awards given to Directors first joining the Board, which for accounting purposes are amortized over the first three years of service; (b) the time of year when the Director was first elected, if 2008 is his or her first year of Board service; (c) whether a Director elected to defer a stock-based award into a stock unit account or interest account, which in turn affects the accounting for the cost of those units; and (d) whether a Director qualifies for accelerated vesting of stock-based awards due to retirement eligibility, which in turn requires that the value of the awards be recognized for accounting purposes on an accelerated basis.

Actual compensation also may vary by Director due to the Committees on which a Director serves as well as other factors. Also, when setting Director compensation, the Nominating Committee and the Board consider the full grant date values of stock awards in the year granted. However, in accordance with SEC reporting regulations, amounts shown in the table below represent the grant date fair value of equity awards held by each Director that were required to be expensed during 2008 for accounting purposes, not the full grant date values for 2008 stock awards. As a result, amounts shown in the table below for stock-based awards include portions of prior year awards, as well as a portion of the value of awards granted in 2008.

2008 Director Compensation Table

Name	Fees Earned or Paid in Cash (1)	Stock Awards (2)	All Other Compensation (3)	Total (4)
Frank M. Clark	$59,000	$ 69,251	$54,043	$182,294
Betsy Z. Cohen	68,000	126,305	55,141	249,446
Molly J. Coye, M.D.	58,000	100,487	64,043	222,530
Roger N. Farah	59,000	121,111	53,629	233,740
Barbara Hackman Franklin	69,000	126,305	55,141	250,446
Jeffrey E. Garten	59,000	126,305	59,043	244,348
Earl G. Graves	66,500	156,436	56,563	279,499
Gerald Greenwald	67,000	156,436	56,563	279,999
Ellen M. Hancock	62,500	126,305	67,641	256,446
Richard J. Harrington	20,501	19,000	297	39,798
Edward J. Ludwig	74,000	100,290	66,129	240,419
Joseph P. Newhouse	69,500	81,343	55,141	205,984

(1) The amounts shown in this column may include cash compensation that was deferred by Directors during 2008 under the Director Plan. See "Additional Director Compensation Information" beginning on page 27 for a discussion of Director compensation deferrals. Amounts in this column consist of one or more of the following:

Activity	Fees Earned or Paid in Cash
Annual Retainer Fee	$50,000
Chairman of the Audit Committee	15,000
Membership on the Audit Committee	7,500
Chairman of the Committee on Compensation and Organization	10,000
Membership on the Committee on Compensation and Organization	5,000
Chairman of the Nominating and Corporate Governance Committee	10,000
Membership on the Nominating and Corporate Governance Committee	5,000
Chairman of the Investment and Finance Committee	8,000
Chairman of the Medical Affairs Committee	8,000
Committee Membership (except as set forth above) (other than the Chairs)	4,000

(2) Amounts shown in this column represent the grant date fair value, for accounting purposes, related to deferred stock units and restricted stock units ("RSUs") granted in 2008 and prior years, and required to be expensed in 2008. On May 30, 2008, Aetna granted each nonmanagement Director then in office 3,393 RSUs. Mr. Harrington joined the Board on September 26, 2008 and received at that time a grant of 6,000 initial deferred stock units ("Initial Units"). As indicated above, the amounts in this column reflect stock awards required to be expensed in 2008, which may only include a portion of the stock awards granted during 2008. The full grant date value of RSUs granted in 2008 for each Director was $160,014, except for Mr. Harrington. Mr. Harrington only received Initial Units whose full grant date value was $230,940. The full grant date value is calculated by multiplying the number of units granted times the closing stock price of our Common Stock on the date of grant. See "Additional Director Compensation Information" beginning on page 27 for a discussion of Initial Units and RSUs, and the deferrals of each.

As of December 31, 2008, the number of outstanding stock awards, consisting solely of RSUs, held by each Director was as follows: Frank M. Clark, 2,624; Betsy Z. Cohen, 2,958; Molly J. Coye, M.D., 2,958; Roger N. Farah, 1,697; Barbara Hackman Franklin, 2,958; Jeffrey E. Garten, 2,958; Earl G. Graves, 2,958; Gerald Greenwald, 2,958; Ellen M. Hancock, 2,958; Richard J. Harrington, 0; Edward J. Ludwig, 2,958; and Joseph P. Newhouse, 2,958. Refer to the Beneficial Ownership Table on page 31 for more information on Director holdings of the Common Stock.

(3) All Other Compensation consists of the items in the following table. See "Additional Director Compensation Information" below for a discussion of certain components of All Other Compensation.

	Group Life Insurance and Business Travel Accident Insurance Premiums	Charitable Award Program(a)	Matching Charitable Donations(b)	Total
Frank M. Clark	$1,188	$52,855	$ 0	$54,043
Betsy Z. Cohen	2,286	52,855	0	55,141
Molly J. Coye, M.D.	1,188	52,855	10,000	64,043
Roger N. Farah	774	52,855	0	53,629
Barbara Hackman Franklin	2,286	52,855	0	55,141
Jeffrey E. Garten	1,188	52,855	5,000	59,043
Earl G. Graves	3,708	52,855	0	56,563
Gerald Greenwald	3,708	52,855	0	56,563
Ellen M. Hancock	2,286	52,855	12,500	67,641
Richard J. Harrington	297	0	0	297
Edward J. Ludwig	774	52,855	12,500	66,129
Joseph P. Newhouse	2,286	52,855	0	55,141

(a) Refer to "Director Charitable Award Program" beginning on page 28 for information about the Charitable Award Program, which was discontinued for any new Director joining the Board after January 25, 2008. Amounts shown are pre-tax, and do not reflect the anticipated tax benefit to the Company from the charitable contributions under the Charitable Award Program. Directors derive no personal financial or tax benefit from the program.

(b) These amounts represent matching contributions made by the Aetna Foundation, Inc. pursuant to Aetna's charitable giving programs, which facilitate contributions by eligible persons toward charitable organizations. Under these programs, the Aetna Foundation, Inc. provides a 100% match of contributions up to $10,000 per person per program year during the Company's annual Giving Campaign, and provides a 50% match of contributions up to $5,000 per person per program year at any other time during the calendar year. Amounts shown are pre-tax. These programs are available on the same basis to all Directors and full-time and part-time employees. Directors derive no personal financial or tax benefit from these programs.

(4) The Company has not granted stock appreciation rights ("SARs") to nonmanagement Directors and has not granted stock options to nonmanagement Directors since 2004. Therefore no expense associated with SARs or stock options is included in this column. As of December 31, 2008, the only outstanding options held by Directors were as follows: Betsy Z. Cohen, 55,200; Earl G. Graves, 55,200; Ellen M. Hancock, 31,290; Edward J. Ludwig, 14,000; and Joseph P. Newhouse, 35,068.

Additional Director Compensation Information

Director Deferrals

The amounts shown in the "Fees Earned or Paid in Cash" and "Stock Awards" columns of the 2008 Director Compensation Table include amounts that were deferred by Directors during 2008 under the Aetna Inc. Non-Employee Director Compensation Plan (the "Director Plan"). Under the Director Plan, nonmanagement Directors may defer payment of some or all of their annual retainer fees, dividend equivalents paid on stock units and vested RSUs to an unfunded stock unit account or unfunded interest account until after they have resigned or retired (as defined in the Director Plan) from the Board or elect to diversify their stock unit holdings as described below.

During the period of deferral, amounts deferred to the stock unit account track the value of the Common Stock and earn dividend equivalents. During the period of deferral, amounts deferred to the interest account accrue interest pursuant to a formula equal to the rate of interest paid from time to time under the fixed interest rate fund option of the 401(k) Plan (3.2% per year for the period January to June 2009).

Under the Director Plan, beginning at age 68, Directors are allowed to make an annual election to diversify up to 100% of their voluntary deferrals into the stock unit account (consisting of the annual cash retainers and dividend equivalents) out of stock units and into an interest account. During 2008, no Directors made such a diversification election. Directors who make a diversification election remain subject to the Board's Director Stock Ownership Guidelines.

Stock Unit and Restricted Stock Unit Awards

Pursuant to the Director Plan, nonmanagement Directors, upon their initial election to the Board, receive Initial Units in the form of a one-time grant of deferred stock units convertible upon retirement from Board service into 6,000 shares of the Common Stock. Generally, to become fully vested in the Initial Units, a Director must complete three years of service following the grant. If service is sooner terminated by reason of death, disability, retirement or acceptance of a position in government service, a Director is entitled to receive the full grant if the Director has completed a minimum of six consecutive months of service as a Director from the date of grant.

A Director's right with respect to unvested units also will vest upon a change-in-control of Aetna (as defined in the Director Plan). If a Director terminates Board service prior to completion of one year of service from the grant date of any Initial Units that have not otherwise vested under the terms of the Director Plan, the Director will be entitled to receive a pro rata portion of the award. Although Directors receive dividend equivalents on the deferred stock units, they have no voting rights with respect to the units granted. The deferred stock units granted are not transferable.

On May 30, 2008, Aetna granted each nonmanagement Director then in office 3,393 RSUs under the Director Plan. The full grant date value of these RSUs was $160,014. The RSUs vest in quarterly increments over a one-year period beginning May 30, 2008, and are payable at the end of the one-year period in shares of the Common Stock or can be deferred under the Director Plan to a stock unit account or an interest account as described above. The RSUs granted to a nonmanagement Director will vest immediately if the Director ceases to be a Director because of death, disability, retirement or acceptance of a position in government service. All RSUs granted to nonmanagement Directors also will vest upon a change-in-control of Aetna (as defined in the Director Plan).

Director Charitable Award Program

Prior to January 26, 2008, Aetna maintained a Director Charitable Award Program (the "Program") for nonmanagement Directors serving on the Board. After a review of the Program and competitive practices, the Board decided to close the Program, and any Director who first joins the Board after January 25, 2008 will not be eligible to participate. However, to recognize pre-existing commitments, the Program will remain in place for Directors serving prior to that date. Under the Program, Aetna will make a charitable contribution of $1 million in ten equal annual installments allocated among up to five charitable organizations recommended by a participating Director once they reach age 72 (the mandatory retirement age for Directors prior to an increase in the retirement age to 75 made in 2007). For Mr. Farah, who joined the Board in 2007, contributions would occur once he reaches age 75. The Program may be funded indirectly by life insurance on the lives of the participating Directors. Mr. Harrington is not eligible to participate in the Program because he joined the Board after the Program closed to new Directors.

Beneficiary organizations recommended by Directors must be, among other things, tax exempt under Section 501(c)(3) of the Internal Revenue Code of 1986, as amended (the "Code"). Donations Aetna ultimately makes are expected to be deductible from taxable income for purposes of U.S. federal and other income taxes payable by Aetna. Directors derive no personal financial or tax benefit from the Program, since all insurance proceeds and charitable deductions accrue solely to Aetna.

The Charitable Award Program values included in footnote 3 to the 2008 Director Compensation Table on page 27 represent an estimate of the present value of the total annual economic net cost of the Program, pre-tax, for current and former Directors, allocated equally among the current Directors still participating in the Program. The present value calculation considers estimates of (a) premiums paid on whole life insurance policies purchased with respect to certain of the Directors to fund part of the Program; (b) the expected future charitable contributions to be paid by Aetna on behalf of current and former Directors; (c) expenses associated with administering the Program; and (d) the expected future proceeds from such whole life insurance policies which are, in turn, based on expected mortality, as well as assumptions related to future investment returns of the policies. The discount rate applied in such present value calculation is 4.4%.

Other Benefits

Aetna provides $150,000 of group life insurance and $100,000 of business travel accident insurance (which includes accidental death and dismemberment coverage) for its nonmanagement Directors. Optional medical, dental and long-term care coverage for nonmanagement Directors and their eligible dependents also is available to Directors at a cost similar to that charged to Aetna employees and may be continued into retirement by eligible Directors.

Aetna also reimburses nonmanagement Directors for the out-of-pocket expenses they incur that pertain to Board membership, including travel expenses incurred in connection with attending Board, Committee and shareholder meetings, and for other Aetna business-related expenses (including the business-related travel expenses of spouses if they are specifically invited to attend the event).

From time to time, Aetna also may transport Directors to and from Board meetings or Directors and their guests to and from other Aetna business functions on Company aircraft.

2009 Nonmanagement Director Compensation

Following a review with Cook, the Board set the value of cash and equity compensation for nonmanagement Directors for 2009 to be the same as their 2008 cash and equity compensation.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 requires our Directors, our executive officers and certain other persons to file reports of holdings and transactions in our Common Stock with the SEC. Based on our records and other information, we believe that during our fiscal year ended December 31, 2008, our Directors and executive officers timely met all applicable SEC filing requirements.

Security Ownership of Certain Beneficial Owners, Directors, Nominees and Executive Officers

The following table presents, as of December 31, 2008, the names of the only persons known to Aetna to be the beneficial owners of more than 5% of the outstanding shares of our Common Stock. The information set forth in the table below and in the related footnotes was furnished by the identified persons to the SEC.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent
Capital World Investors 333 South Hope Street Los Angeles, CA 90071	34,861,000 shares(1)	7.64%
State Street Bank and Trust Company, Trustee State Street Financial Center One Lincoln Street Boston, Massachusetts 02111	29,388,404 shares(2)	6.44%
Legg Mason Capital Management, Inc. 100 Light Street Baltimore, Maryland 21202	25,344,086 shares(3)	5.56%

(1) Of the reported shares of Common Stock, Capital World Investors reports that it has sole voting power with respect to 1,011,000 shares and sole dispositive power with respect to 34,861,000 shares.

(2) Of the reported shares of Common Stock, State Street Bank and Trust Company, Trustee, reports that it has sole voting power with respect to 18,435,816 shares, shares voting power with respect to 10,952,588 shares and shares dispositive power with respect to 29,388,404 shares. Of the reported shares of the Common Stock, 10,952,588 shares are held by State Street in its capacity as the trustee of the 401(k) Plan.

(3) Of the reported shares of Common Stock, Legg Mason Capital Management, Inc. reports that it shares voting power with respect to 21,634,862 shares and shares dispositive power with respect to 25,344,086 shares.

Beneficial Ownership Table

The following table presents, as of March 27, 2009, the beneficial ownership of, and other interests in, shares of our Common Stock of each current Director, each Nominee, each executive officer named in the 2008 Summary Compensation Table on page 48, and Aetna's Directors and executive officers as a group. The information set forth in the table below and in the related footnotes has been furnished by the respective persons.

Name of Beneficial Owner and Position	Amount and Nature of Beneficial Ownership: Common Stock	Percent of Common Stock	Common Stock Equivalents	Total
Frank M. Clark (current Director and Nominee)	1,000(1)	*	11,855(13)	12,855
Betsy Z. Cohen (current Director and Nominee)	71,484(2)	*	63,215(13)	134,699
Molly J. Coye, M.D. (current Director and Nominee)	249	*	16,972(13)	17,221
Roger N. Farah (current Director and Nominee)	3,000	*	11,672(13)	14,672
Barbara Hackman Franklin (current Director and Nominee)	21,927	*	43,573(13)	65,500
Jeffrey E. Garten (current Director and Nominee)	4,291(1)	*	28,613(13)	32,904
Earl G. Graves (current Director and Nominee)	57,200(2)	*	63,857(13)	121,057
Gerald Greenwald (current Director and Nominee)	4,991(3)	*	55,672(13)	60,663
Ellen M. Hancock (current Director and Nominee)	39,690(4)	*	103,067(13)	142,757
Richard J. Harrington (current Director and Nominee)	414		6,692(13)	7,106
Edward J. Ludwig (current Director and Nominee)	22,927(5)	*	28,045(13)	50,972
Joseph P. Newhouse (current Director and Nominee)	37,068(6)	*	39,961(13)	77,029
Ronald A. Williams (Chairman, Chief Executive Officer, current Director and Nominee)	6,735,887(7)	1.48%	856,350(14)	7,592,237
Mark T. Bertolini (named executive)	957,683(8)	*	270,191(15)	1,227,874
William J. Casazza (named executive)	301,212(9)	*	74,000(16)	375,212
Lonny Reisman, M.D. (named executive)	159,932(10)	*	21,594(17)	181,526
Joseph M. Zubretsky (named executive)	282,712(11)	*	207,405(18)	490,117
Directors and executive officers as a group (18 persons)	8,701,667(12)	1.91%	1,938,965(19)	10,640,632

* Less than 1%

Unless noted in the footnotes below, each person currently has sole voting and investment powers over the shares set forth in the Beneficial Ownership Table. None of the shares reported are pledged as security.

Notes to Beneficial Ownership Table

(1) Amounts shown represent the shares held jointly with the Director's spouse, as to which the Director shares voting and investment powers.

(2) Includes 55,200 shares that the Director has the right to acquire currently or within 60 days of March 27, 2009 upon the exercise of stock options.

(3) Includes 4,194 shares held by his spouse, as to which Mr. Greenwald has no voting or investment power.

(4) Includes 31,290 shares that Mrs. Hancock has the right to acquire currently or within 60 days of March 27, 2009 upon the exercise of stock options. Also includes 8,000 shares held jointly with her spouse, as to which Mrs. Hancock shares voting and investment powers, and 400 shares held jointly by Mrs. Hancock's spouse and step-daughter as to which Mrs. Hancock has no voting or investment power.

(5) Includes 14,000 shares that Mr. Ludwig has the right to acquire currently or within 60 days of March 27, 2009 upon the exercise of stock options and 8,464 shares held jointly with his spouse, as to which Mr. Ludwig shares voting and investment powers.

(6) Includes 35,068 shares that Dr. Newhouse has the right to acquire currently or within 60 days of March 27, 2009 upon the exercise of stock options and 2,000 shares held jointly with his spouse, as to which Dr. Newhouse shares voting and investment powers.

(7) Includes 6,419,738 shares that Mr. Williams has the right to acquire currently or within 60 days of March 27, 2009 upon the exercise of stock options and SARs. Also includes 121,149 shares held by Mr. Williams; 120,000 shares in a family trust of which Mr. Williams and his spouse are the sole trustees and beneficiaries; 10,000 shares held in a 2002 Grantor Retained Annuity Trust of which Mr. Williams is the sole trustee; and 65,000 shares held in a 2008 Grantor Retained Annuity Trust of which Mr. Williams is the sole trustee.

(8) Includes 878,399 shares that Mr. Bertolini has the right to acquire currently or within 60 days of March 27, 2009 upon the exercise of stock options and SARs; and 79,284 shares held by Mr. Bertolini.

(9) Includes 260,201 shares that Mr. Casazza has the right to acquire currently or within 60 days of March 27, 2009 upon the exercise of stock options and SARs; 36,775 shares held by Mr. Casazza; 836 shares held in a custodial account for his children for which Mr. Casazza is the custodian and has sole voting and investment power; and 3,400 shares held under the 401(k) Plan by Mr. Casazza.

(10) Includes 109,734 shares that Dr. Reisman has the right to acquire currently or within 60 days of March 27, 2009 upon the exercise of stock options and SARs; 49,585 shares held jointly with Dr. Reisman's spouse, as to which Dr. Reisman shares voting and investment powers; and 613 shares held by Dr. Reisman.

(11) Includes 238,440 shares that Mr. Zubretsky has the right to acquire currently or within 60 days of March 27, 2009 upon the exercise of SARs; and 44,272 shares held by Mr. Zubretsky.

(12) Directors and executive officers as a group have sole voting and investment powers over 403,063 shares, share voting and investment powers with respect to 196,740 shares (including 3,400 shares held under the 401(k) Plan and beneficially owned by Mr. Casazza) and have no voting or investment power over 4,594 shares. Also includes 8,097,270 shares that Directors and executive officers have the right to acquire currently or within 60 days of March 27, 2009 upon the exercise of stock options and SARs.

(13) Includes stock units issued under the Director Plan and plans of Aetna's predecessors, as applicable. Certain of the stock units are not vested — see "Stock Unit and Restricted Stock Unit Awards" on page 28. Stock units track the value of the Common Stock and earn dividend equivalents that may be reinvested, but do not have voting rights. Also includes RSUs granted to each nonmanagement Director under the Director Plan which are unvested, or vested but not yet payable, and are payable in shares of the Common Stock. Unvested RSUs do not earn dividend equivalents and have no voting rights.

(14) Includes 604,030 vested deferred stock units which earn dividend equivalents that are reinvested in stock units. Stock units do not have voting rights. Also includes 33,592 RSUs which vest on February 9, 2010. These RSUs do not earn dividend equivalents. The RSUs have no voting rights. Also includes 84,813 performance stock units ("PSUs") that may vest in February of 2010, and 133,915 PSUs that may vest in February of 2011, each to the extent the Compensation Committee determines that the Company has met the two-year performance goal set at the time of grant. The PSUs do not earn dividend equivalents and have no voting rights.

(15) Includes 15,027 RSUs which vest on June 30, 2009 and 7,047 RSUs which vest on February 9, 2010. Additionally includes 171,287 RSUs which vest one third on August 13, 2010 and two-thirds on February 13, 2012. The RSUs do not earn dividend equivalents and have no voting rights. Also includes 25,444 PSUs that may vest in February of 2010, and 51,386 PSUs that may vest in February of 2011, each to the extent the Compensation Committee determines that the Company has met the two-year performance goal set at the time of grant. The PSUs do not earn dividend equivalents and have no voting rights.

(16) Includes 4,111 RSUs which vest on February 9, 2010. Also includes 39,617 RSUs which vest in three substantially equal installments on March 10, 2010, March 10, 2011 and March 10, 2012. The RSUs do not earn dividend equivalents and have no voting rights. Also includes 10,651 PSUs that may vest in February of 2010, and 19,621 PSUs that may vest in February of 2011, each to the extent the Compensation Committee determines that the Company has met the two-year performance goal set at the time of grant. The PSUs do not earn dividend equivalents and have no voting rights.

(17) Includes 3,006 RSUs which vest on June 30, 2009 and 1,022 RSUs which vest on February 9, 2010. The RSUs do not earn dividend equivalents and have no voting rights. Also includes 3,551 PSUs that may vest in February of 2010, and 14,015 PSUs that may vest in February of 2011, each to the extent the Compensation Committee determines that the Company has met the two-year performance goal set at the time of grant. The PSUs do not earn dividend equivalents and have no voting rights.

(18) Includes 35,806 RSUs which vest on February 28, 2010. Additionally includes 118,344 RSUs which vest one third on August 13, 2010 and two-thirds on February 13, 2012. The RSUs do not earn dividend equivalents and have no voting rights. Also includes 17,752 PSUs that may vest in February of 2010, and 35,503 PSUs that may vest in February of 2011, each to the extent the Compensation Committee determines that the Company has met the two-year performance goal set at the time of grant. The PSUs do not earn dividend equivalents and have no voting rights.

(19) Includes 431,231 stock units issued to Directors, 41,963 unvested RSUs, or vested RSUs that are not yet payable, issued to Directors, 604,030 vested deferred stock units issued to Mr. Williams and 861,741 unvested RSUs and PSUs issued to executive officers as a group.

Compensation Discussion and Analysis

Despite the challenging economy, the Company's 2008 operating performance led our industry

In 2008, economic conditions challenged businesses across the country and globally. Shareholders faced a particularly difficult year due to the unprecedented turbulence in the financial markets, and Aetna's shareholders were not immune to this pressure.

Despite this economic impact, Aetna achieved outstanding operational performance as compared with our closest competitors.

- ***Increased revenue growth*** — Aetna reported 2008 revenue, excluding net realized capital losses, of $31.61 billion (14% increase over 2007);
- ***Strong operating earnings per share*** — Aetna reported operating earnings per share of $3.93 (12.6% increase over 2007);
- ***Industry-leading membership growth*** — Aetna posted membership growth of 848,000 members (5% increase over 2007). Our total medical membership at the end of 2008 was 17.7 million members.

The Company's 2008 financial performance presented the only positive operating earnings per share growth among our health care competitors, as illustrated below.



Industry Leading Performance
2008 Operating EPS Growth/Decline*
AETNA
12.6%
-16.2%
CIGNA
-36.2%
COVENTRY
-13.0%
HUMANA
-15.7%
UNITED
-1.4%
WELLPOINT
-40.0%
-30.0%
-20.0%
-10.0%
0.0%
10.0%
20.0%

* For each company listed, operating earnings per share were calculated by excluding reported net realized capital gains (or losses) and other one time charges (or benefits), if any, from reported earnings per share.

A. *Executive Summary*

Aetna's Executive Compensation program is based on the following principles:

Recognize and reward the achievement of financial results

- The Company's compensation philosophy aligns executives with the production of superior operating performance, which positions the Company to generate significant value to shareholders over the long-term.

Support our business strategy

- Our compensation program reflects our business strategy, providing both significant rewards for outstanding financial performance and clear financial consequences for underperformance.

Maintain a strong management team

- Aetna's compensation program is important to our ability to attract, motivate and retain highly qualified executives.

Aetna's compensation philosophy requires that a significant portion of the compensation of executive officers be "at risk" in the form of equity and other performance-based awards.

Based on information reported in our competitors' 2008 proxy statements, our executives have more of their compensation "at risk" than the executives of our competitors. The chart below shows the mix of target compensation opportunity for each of the 2008 Named Executive Officers.


■ % Annual Long Term Incentives (Equity)
⊟ % Target Bonus
□ % Base Salary
100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
84%
10%
6%
94% "at risk"
67%
18%
15%
85% "at risk"
66%
15%
19%
81% "at risk"
41%
22%
37%
63% "at risk"
68%
16%
16%
84% "at risk"
Mr. Williams
Mr. Bertolini
Mr. Casazza
Dr. Reisman
Mr. Zubretsky

We believe the emphasis on equity-based compensation aligns the interests of our executives with those of our shareholders. During 2008, our stock price declined significantly. As the stock markets declined, so did the value of the equity compensation previously awarded to our executives.

The chart below shows the percentage decline in our stock price during 2008 compared to the decline in the value of equity awards held by our Named Executive Officers.


Impact of 2008 Stock Price Decline on
Shareholder and Executive Equity Value*
Shareholder
Aetna NEOs
0.0%
-10.0%
-20.0%
-30.0%
-40.0%
-50.0%
-60.0%
-70.0%
-80.0%
-50.6%
-67.5%

* The decline in equity value for a shareholder was determined by comparing the stock price on January 1, 2008 to December 31, 2008. The decline in equity value for the Named Executive Officers was determined by comparing the in the money value of all outstanding equity awards on January 1, 2008 to December 31, 2008.

Our executive compensation program also recognizes and rewards the achievement of non-financial results that directly affect the Company's reputation as a leader and its ability to drive change.

The Company and our executives have a deep commitment to finding ways to ensure access to high quality, affordable health coverage for the 45 million Americans who are without insurance, and also holding down costs for our members. Our work includes close cooperation and dialogue with employers, customers, doctors and other health care professionals, as well as government leaders, with the goal of finding practical solutions. The Company has outlined five core concepts to bring about pragmatic change in the health care system: broad-based affordable access; public and private sector collaboration; universal participation; building from the strengths and successes of the competitive marketplace; and empowering consumers with information technology.

In 2008, we helped drive legislation to bring about mental health parity; worked to increase national support of health information technology; promoted patient safety by leading the effort to have hospitals report medical errors; took proactive steps to increase health literacy among underserved populations; and brought the discussion of disparities in health care to communities across the country.

The Company was active throughout the year in promoting our views at all levels of government, including testimony before the Senate Finance Committee, meetings with the presidential candidates and by having senior executives meet with more than 30 state governors. The Company has been successful in advocating our legislative priorities and tying them to the fundamental need for a change in the current health care system.

B. 2008 Compensation Decisions

Mr. Williams' 2008 Compensation

	2008	Change from 2007
Salary(1)	$ 1,100,000	No change
Annual Bonus	$ 1,950,000	+2.6%
Long-term Incentive Opportunity(2)	$14,300,031	+<1%
Target Bonus Opportunity	150%	No change

(1) Annual salary rate in effect on December 31, 2008.

(2) Reflects estimated grant date fair value of Performance Stock Units ($4,300,019) and Stock Appreciation Rights ($10,000,012). These amounts differ from the amounts shown in the Summary Compensation Table because that table includes portions of equity awards granted in 2008 and previous years and expensed in 2008.

The Committee did not change Mr. Williams' salary or target bonus opportunity percentage in 2008. After taking into account other elements of compensation, the Committee believed Mr. Williams' salary and target bonus opportunity reflected an appropriate mix of fixed versus variable compensation. In reaching its decisions on the other elements of Mr. Williams' compensation, the Committee evaluated the Company's superior operating performance and our performance against the Annual Bonus Plan ("ABP") goals described below. In addition, the Committee made a subjective assessment of Mr. Williams' individual performance during 2008 and related contribution to our 2008 performance. The Committee also consulted with the non-management members of our Board of Directors.

The individual performance factors considered by the Committee and the Board included: leading the Board in the development of a differentiated enterprise strategy, achieving market differentiation by launching new products and services; expanding transparency tools in new markets; and expanding health information technology capabilities. In addition, Mr. Williams continues to strengthen the stewardship of The Aetna Way, our core values and business ethics program, and has significantly improved the Company's talent development and succession planning processes. Mr. Williams is a sought after and influential leader on health care issues and continues to build effective relationships with our key constituents.

The Committee's 2008 compensation decisions placed Mr. Williams' compensation generally at the 75th percentile of similarly positioned executives in a comparison group of companies reviewed by the Committee (the "Comparison Group"). The Committee views these decisions as appropriate in light of the Company's superior operating performance and Mr. Williams' strong leadership and outstanding individual performance. Mr. Williams' long-term incentive opportunity is significantly higher than that of the other Named Executive Officers. Market pay for the CEO position, not different compensation policies, drives this difference, as does the Committee's subjective review of Mr. Williams' past performance and expected future contribution to the Company's success.

Mr. Bertolini's 2008 Compensation

	2008	Change from 2007
Salary(1)	$ 936,000	+4%
Annual Bonus	$1,390,500	+56%
Long-term Incentive Opportunity(2)	$4,300,024	+43%
Target Bonus Opportunity	120%	No change

(1) Annual salary rate in effect on December 31, 2008.

(2) Reflects estimated grant date fair value of Performance Stock Units ($1,290,011) and Stock Appreciation Rights ($3,010,013). These amounts differ from the amounts shown in the Summary Compensation Table because that table includes portions of equity awards granted in 2008 and previous years and expensed in 2008.

The Committee increased Mr. Bertolini's salary 4% and did not change his target bonus opportunity percentage. The salary increase percentage was generally consistent with the salary increase percentage applied across the Company for 2008. In reaching its decisions on the other elements of Mr. Bertolini's 2008 compensation, the Committee evaluated the Company's superior operating performance and our performance against the ABP goals described below. In addition, the Committee considered the recommendation of the CEO and made a subjective assessment of Mr. Bertolini's individual performance during 2008 and related contribution to our 2008 performance.

The individual performance factors considered by the Committee included: business operating earnings growth; implementation of new products and services; successful integration of acquisitions; exceeding expense reduction targets; and strong leadership to the Company's business operations. The 2008 compensation decisions place Mr. Bertolini's compensation between the median and the 75th percentile of his Comparison Group, which the Committee believes is appropriate given Mr. Bertolini's experience and individual performance.

Mr. Casazza's 2008 Compensation

	2008	Change from 2007
Salary(1)	$ 500,045	+3.9%
Annual Bonus	$ 404,208	+4.8%
Long-term Incentive Opportunity(2)	$1,800,018	+2.9%
Target Bonus Opportunity	80%	No change

(1) Annual salary rate in effect on December 31, 2008.

(2) Reflects estimated grant date fair value of Performance Stock Units ($540,006) and Stock Appreciation Rights ($1,260,012). These amounts differ from the amounts shown in the Summary Compensation Table because that table includes portions of equity awards granted in 2008 and previous years and expensed in 2008.

The Committee increased Mr. Casazza's salary 3.9% and did not change his target bonus opportunity percentage. The salary increase percentage was generally consistent with the salary increase percentage applied across the Company for 2008. In reaching its decisions on the other elements of Mr. Casazza's 2008 compensation, the Committee evaluated the Company's superior operating performance and our performance against the ABP goals described below. In addition, the Committee considered the recommendation of the CEO and made a subjective assessment of Mr. Casazza's individual performance during 2008 and related contribution to our 2008 performance.

The individual performance factors considered by the Committee included: effective deployment of legal resources to support Company initiatives; support of a broad range of business growth initiatives; litigation management; and advancement of the Company's state and federal regulatory agenda. The 2008 compensation decisions place Mr. Casazza's compensation at approximately the median of his Comparison Group, which the Committee believes is appropriate given Mr. Casazza's experience and individual performance.

Dr. Reisman's 2008 Compensation

	2008	Change from 2007(4)
Salary(1)	$ 550,000	N/A
Annual Bonus	$ 335,000	N/A
Long-term Incentive Opportunity(2)	$1,440,048	N/A
Target Bonus Opportunity	80%	N/A
Multi-Year Performance Bonus(3)	$ 357,083	N/A

(1) Annual salary rate in effect on December 31, 2008.

(2) Reflects estimated grant date fair value of annual grant of Performance Stock Units ($180,036) and Stock Appreciation Rights (SAR) ($420,009) and a promotion SAR grant ($840,003). These amounts differ from the amounts shown in the Summary Compensation Table because that table includes portions of equity awards granted in 2008 and previous years and expensed in 2008.

(3) The amount shown represents a multi-year cash performance bonus relating to Dr. Reisman's prior role with the Company, as Chief Executive Officer of our ActiveHealth subsidiary. Dr. Reisman was the founder of Active Health Management, Inc.

(4) Dr. Reisman was not an NEO in Aetna's 2008 Proxy Statement.

In connection with Dr. Reisman's appointment as Senior Vice President and Chief Medical Officer in November 2008, the Committee increased his base salary and target bonus opportunity percentage. These increases reflected the increased scope of his responsibilities, and the amounts were determined after a review of the market compensation data for similar positions. In reaching its decisions on Dr. Reisman's 2008 compensation, the Committee also considered the Company's superior operating performance and our performance against the ABP goals described below. In addition, the Committee considered the recommendation of the CEO and made a subjective assessment of Dr. Reisman's individual performance during 2008 and related contribution to our 2008 performance.

The individual performance factors considered by the Committee included: strong year over year growth in revenue and earnings; sales successes; advancement of international strategy; and Dr. Reisman's individual leadership. The multi-year performance payout was based on Dr. Reisman's prior position as CEO of our ActiveHealth subsidiary. This bonus was determined based on performance by that business unit against specific revenue and earnings growth targets over a two-year period (2007-2008). The payment was 124% of target based on the level of revenue and earnings growth of that business unit. As Chief Medical Officer, Dr. Reisman no longer participates in the ActiveHealth bonus program.

The 2008 compensation decisions place Dr. Reisman's compensation between the median and the 75th percentile of his Comparison Group, which the Committee believes is appropriate given Dr. Reisman's experience and individual performance.

Mr. Zubretsky's 2008 Compensation

	2008	Change from 2007
Salary(1)	$ 728,000	+4%
Annual Bonus	$ 865,200	+12%
Long-term Incentive Opportunity(2)	$3,000,040	+20%
Target Bonus Opportunity	100%	No change

(1) Annual salary rate in effect on December 31, 2008.

(2) Reflects estimated grant date fair value of Performance Stock Units ($900,026) and Stock Appreciation Rights ($2,100,014). These amounts differ from the amounts shown in the Summary Compensation Table because that table includes portions of equity awards granted in 2008 and previous years and expensed in 2008.

The Committee increased Mr. Zubretsky's salary 4% and did not change his target bonus opportunity percentage. The salary increase percentage was generally consistent with the salary increase percentage applied across the Company for 2008. In reaching its decisions on the other elements of Mr. Zubretsky's 2008 compensation, the Committee evaluated the Company's superior operating performance and our performance against the ABP goals described below. In addition, the Committee considered the recommendation of the CEO and made a subjective assessment of Mr. Zubretsky's individual performance during 2008 and related contribution to our 2008 performance.

The individual performance factors considered by the Committee included: leadership during an extreme financial markets crisis; implementation of Company financial management initiatives; expansion of his role beyond traditional CFO duties; making significant contributions to strategic business plans; effective management of the shareholder base; and his recognition by the financial media as a respected Company spokesman. The 2008 compensation decisions place Mr. Zubretsky's compensation between the median and the 75th percentile of his Comparison Group, which the Committee believes is appropriate given Mr. Zubretsky's experience and individual performance.

C. 2008 Compensation Policies

What are the elements of the Company's executive compensation program?

The 2008 compensation program for executives consisted of the following elements:

Base salary + Performance-based annual bonus + Long-term incentive equity awards*

*Stock Appreciation Rights and Performance Stock Units.

The Company also provides health, welfare and retirement benefits to its executive officers and employees generally.

How are the total cash and equity compensation amounts determined?

Our compensation program, in general, is designed to set total cash and equity compensation opportunity (considered as base salary, performance-based annual bonus and long-term incentive equity awards) for senior executives at an amount that is competitively reasonable and appropriate for our business needs and circumstances. In making compensation decisions, the Committee reviews the cash and equity compensation opportunities available to similarly positioned executives at companies in a Comparison Group or groups selected for each position. The program is designed, in general, to deliver above median total compensation for above median performance and below median total compensation for below median performance. Median is used because it generally represents the level that an informed industry investor would expect based on year-to-year trends and a level of program expense that is consistent with our competitors (in the aggregate). In setting total compensation opportunity, the Compensation Committee does not, on a formulaic basis, set target compensation opportunity at the precise median of the Comparison Group. Instead, the Compensation Committee uses the Comparison Group information as a reference point, and uses the median as a guide to make what is ultimately a subjective decision that balances (i) providing a competitive level of compensation for a position; (ii) executive experience and scope of responsibility; (iii) individual performance; and (iv) retention. There is not a pre-defined formula that determines which of these factors is more or less important, and the emphasis placed on a specific factor may vary among executive officers and will reflect market conditions and business needs at the time the pay decision is made. For 2008, the Named Executive Officers' total compensation opportunity ranged from median to approximately the 75th percentile.

For the Named Executive Officers, the Committee reviews both the compensation paid by our health care competitors (the "Healthcare Comparison Group") and compensation paid to a comparison group selected from 52 general industry and financial services companies (the "General Industry & Financial Services Comparison Group"). The companies that make up each Comparison Group and why they were selected are listed on pages 46 and 47. The pay information for each Comparison Group is developed using market pay survey data provided by the Committee's independent compensation consultant, Frederic W. Cook & Co., Inc. ("Cook"), and from market pay survey data purchased from third-party compensation vendors. The third-party vendors are selected by our human resources department, and the data provided by the vendors is reviewed by Cook. The data presented to the Committee includes a regression analysis (adjustment to market compensation data to account for company size based on revenue). The compensation of executive officers is compared across the executive officer group and with the compensation of other senior executives of the Company for internal pay relativity purposes. The Committee, however, has not established a specific pay relativity percentage.

How are base salaries for executive officers determined?

Base salaries are used to attract and retain employees by providing a portion of compensation that is not considered "at risk." In making annual base salary determinations, the Compensation Committee considers the terms of any employment agreement with the executive, the recommendations of the CEO (as to other executives), salary paid to persons in comparable positions in the executive's Comparison Group, the executive's experience and scope of responsibility, and a subjective assessment of the executive's individual past and potential future contribution to Company results. Base salary, as a percent of total compensation, also differs based on the executive's position and function. Although the Committee has not established a specific ratio of base salary to total compensation, in general, executives with the highest level and amount of responsibility have the lowest percentage of their compensation fixed as salary and have the highest percentage of their compensation subject to performance-based standards (performance-based annual bonus and long-term incentives). The chart on page 35 shows the mix of annual target compensation opportunity (base salary, target performance-based annual bonus, long-term incentive equity award) for 2008 for each of the Named Executive Officers.

How are annual performance-based bonuses determined?

The purpose of the annual bonus program ("ABP") is to align the interests of executive officers with those of our shareholders by motivating executive officers to achieve superior annual financial and operational performance. Annual bonuses are paid in cash. All executive officers and managers are eligible to participate in the ABP. The Compensation Committee, after consulting with the Board, establishes specific financial and operational goals at the beginning of each performance year, and annual bonus funding is linked directly to the achievement of these annual goals. Following the completion of the performance year, the Compensation Committee assesses performance against the pre-established performance goals to determine bonus funding for the year. The ABP goals, described in more detail below, are directly derived from our strategic and business operating plan approved by the Board.

Under the ABP, if all of the goals are met at the target level in the aggregate, then up to 100% of the target bonus pool is funded. If the goals are exceeded in the aggregate, by a sufficient margin, then up to a maximum of 200% of the bonus pool is funded. If performance falls short of a threshold level, no funding will occur unless the Compensation Committee, at its discretion, decides to approve minimal funding given the circumstances at the time (e.g., retention of an executive). At the threshold performance level, 40% of the target bonus pool is funded. For executive officers subject to Section 162(m) of the Code, the annual bonus cannot exceed $3 million and, if Company performance falls below a specified level of performance, no bonus may be paid.

For 2008, bonus pool funding under the ABP was determined as set forth below:

Weight	Measure	Goal/Target Performance	Actual Performance	Weighted Points
80%	**Financial Performance**			
45%	Operating Earnings Per Share(1)	$ 4.00	$3.96(1)	39.5
25%	Underwriting Margin	(2)	target	25.6
10%	G&A–% of Revenue(3)	13.61%	13.57%	11.5
20%	Constituent Index Performance(4)	(2)	above target	25.3
Total				101.9

(1) The Operating Earnings Per Share ("EPS") calculation includes interest expense, amortization and prior period development. In determining Company EPS performance for 2008 Annual Bonus Plan purposes, the Compensation Committee excluded a portion of the start-up integration expense associated with implementing a new product account with a major customer.

(2) This measure is not disclosed because the Company believes that the information is competitively sensitive and that its disclosure would result in competitive harm to the Company. When set, the Company believed this target would be difficult to achieve.

(3) This goal measures general and administrative expenses as a percentage of revenue.

(4) This measure is a series of non-financial goals which measure member health quality, member and external constituent satisfaction, diversity and employee survey results. Performance against the individual metrics varied from slightly below target to superior, with aggregate performance above target.

As a result of the performance noted above, after applying the weightings, the Compensation Committee set the 2008 ABP bonus pool funding at 101.9% of target. Within this pool funding, the Compensation Committee set actual bonus amounts after conducting a subjective review of each executive officer's individual performance for the year and considering the recommendations of the CEO (as to other executives). In determining the annual bonus of the CEO, the Committee consulted with the nonmanagement members of the Board. The Committee has the discretion to pay an individual executive above or below the target performance based on its assessment of individual performance.

The chart below shows for each Named Executive Officer: (i) the 2008 target bonus opportunity as a percentage of base salary paid during the year; (ii) the 2008 bonus earned; and (iii) the 2008 earned bonus as a percentage of the target.

Named Executive Officer	2008 ABP Target %	2008 Bonus Earned	Bonus Earned (as a % of Target)
Mr. Williams	150%	$1,950,000	118%
Mr. Bertolini	120%	$1,390,500	125%
Mr. Casazza	80%	$ 404,208	102%
Dr. Reisman	63.3%(1)	$ 335,000	105%
Mr. Zubretsky	100%	$ 865,200	120%

(1) Pro-rated to reflect mid-year pay adjustment (full year target bonus opportunity for Dr. Reisman is 80%). Does not include a multi-year performance payment made to Dr. Reisman for 2007-2008 (see page 39).

The factors considered in determining individual bonus amounts are discussed on pages 37 through 40.

How are long-term incentive equity awards (stock appreciation rights and performance stock units) determined?

In 2008, the Company's executive long-term incentive equity award program was delivered in the form of stock appreciation rights ("SARs") and performance stock units ("PSUs"). The objective of the SAR and PSU awards is to advance the longer-term interests of the Company and our shareholders by directly aligning executive compensation with increases in our stock price and to incent executives to meet the specified PSU two-year performance goal. These awards complement cash incentives tied to annual performance by providing incentives for executives to increase earnings and shareholder value over time.

As described above, the amount of individual long-term equity awards (SARs and PSUs) is determined so that, in general, when combined with base salary and annual bonus, an executive's total target compensation opportunity is set at approximately the median level of the compensation paid to similarly positioned executives at companies in the executive's Comparison Group at median performance. The theoretical value of the long-term incentive equity awards is delivered 70% in SARs and 30% in PSUs. This split aligns the majority (70%) of the long-term incentive value directly with shareholder interests of increasing the value of our stock, and does not reward executives if the stock price declines. While the remaining 30% of the long-term incentive value is also tied to the full value of our stock, vesting will only occur if we meet or exceed specified performance goals. The SAR grants made in 2008 vest pro-rata over a three-year period. The PSU grant made in 2008 will vest 100% only if the two-year performance goal set at the time of grant is met at the target level. These awards are settled in Common Stock net of applicable withholding taxes in order to reduce shareholder dilution resulting from the awards.

To determine the number of SARs awarded, the value of the SAR component of an executive officer's compensation opportunity is converted into a specific number of SARs by assigning each SAR an estimated grant date fair value using a modified Black-Scholes formula. SARs do not deliver any value to an executive unless our stock price appreciates above the grant price. In order for our executives to realize the full 2008 SAR grant date fair value shown in the 2008 Grants of Plan-Based Awards Table, the Company will have to create shareholder value of $7.2 billion (calculated using the number of shares outstanding on December 31, 2008). PSUs are valued based on the closing price of our Common Stock on the date of grant.

Given the size of our dividend (currently $.04 per share annually), the Company does not generally pay dividend equivalents on PSUs or previously granted restricted stock units ("RSUs") due to the administrative cost involved.

Why was the long-term incentive equity program changed in 2008?

For 2008, the Compensation Committee modified the RSU portion of the long-term incentive equity program for senior executives to replace the RSU portion of the award with PSUs which will vest only if the Company meets a two-year performance goal set at the time of grant. This program design change reinforces and supports our philosophy of paying for performance by changing from a time-based vesting vehicle to a vehicle that considers the Company's actual performance results against internal goals, while also directly connecting the unit value to the stock price value returns to our shareholders. This change also considers evolving practices at other major public corporations and related increased focus on performance-based compensation. The program is designed to reward executives for the creation of shareholder value.

What is the PSU performance goal and why was it selected?

The PSUs will vest at 100% if the Company attains compound annual operating earnings per share growth of 15% over the period of 2008-2009 (as defined in the award agreement). The goal was selected because at the time it was set, this represented the Company's goal for two-year operating earnings growth.

Does the Committee consider prior equity grants when making compensation decisions?

In making individual long-term incentive equity award decisions, the Compensation Committee generally does not take into account prior equity grants or amounts realized on the exercise or vesting of prior equity grants in determining the number of SARs or PSUs to be granted. The Company's philosophy is to pay an annualized market value for the executive's position, sized according to the performance level of the individual in the position. The Committee does review prior equity grants of executives in evaluating the overall design, timing and size of the long-term incentive program. In addition, in assessing the recruitment/retention risk for executives, the Committee considers the value of unvested equity awards.

What is the Company's policy on the grant date of equity awards?

As was the case with equity awards granted in prior years, the effective date of the annual long-term incentive equity grant is the stock market trading day after our annual earnings are announced and the exercise price of our SARs is the closing price of our Common Stock on that day. Our annual earnings are announced prior to the opening of trading on the New York Stock Exchange. The Compensation Committee has selected this timing so that the award value reflects the current market value of our Common Stock, incorporating our most recent full-year earnings information and outlook.

The Committee also makes grants during the year, primarily in connection with hiring and promotions. Under our current policy, these grants are generally effective either on the 10th day of the month following the hire or promotion date or on the date of the hire or promotion. The exercise price of SARs is not less than the closing price of our Common Stock on the date of grant.

What are the health, welfare and pension benefits offered?

To attract and retain employees at all levels, we offer a subsidized health and welfare benefits program which includes medical, dental, life, accident, disability, vacation and severance benefits. Our subsidy for employee health benefits is graduated so that executives pay a higher contribution than more moderately paid employees.

In addition, we offer a tax-qualified 401(k) plan and a defined benefit pension plan. These benefits are available to substantially all of our employees, including the Named Executive Officers. As of January 2007, the tax-qualified defined benefit pension formula was reduced for all employees.

We also offer a nonqualified supplemental 401(k) plan to provide benefits above Code benefit limits and a supplemental defined benefit pension plan. There is no Company matching contribution in the supplemental 401(k). As of January 2007, the supplemental defined benefit pension plan is no longer used to accrue future pension benefits. Interest continues to accrue on outstanding supplemental pension cash balance accruals, and the supplemental pension plan may continue to be used to credit benefits for special pension arrangements.

In some instances, special pension arrangements have been made in order to attract and/or retain key executives. Mr. Williams is the only Named Executive Officer with a contractual arrangement for an enhanced pension benefit. Details of the enhanced pension arrangements are included in the footnotes to the 2008 Pension Benefits Table on page 54. Mr. Williams' pension enhancement was negotiated as a recruitment incentive when Mr. Williams was hired in 2001.

Does the Company have an Employee Stock Purchase Plan?

Our tax-qualified employee stock purchase plan is available to substantially all employees, including the Named Executive Officers. This program allows our employees to buy our Common Stock at a 5% discount to the market price on the purchase date (up to $25,000 per year). We offer this program because we believe it is important for all employees to focus on increasing the value of our Common Stock and to have an opportunity to share in our success. Messrs. Williams and Zubretsky participated in this program in 2008.

Does the Company provide perquisites to its executives?

We provided limited perquisites to the Named Executive Officers in 2008 (see the All Other Compensation table in footnote 6 on page 50). These perquisites represent a very small fraction of the total compensation for each Named Executive Officer. The largest item shown in the perquisites table is personal use of corporate aircraft. In the interest of security, with certain exceptions, the Company requires that the CEO use corporate aircraft for personal travel whenever use of the aircraft is not required for a business purpose. Other senior executives are also permitted to use corporate aircraft for personal travel at the discretion of the CEO. The Committee believes this perquisite is reasonable and appropriate given the demands put on our Named Executive Officers' time. Perquisites are taxable income to the executive; the Company does not provide a related tax-gross up.

What is the Company's policy on Internal Revenue Code Section 162(m)?

Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code"), limits the tax deductibility of compensation in excess of $1 million paid to certain executive officers, unless the payments are made under plans that satisfy the technical requirements of the Code. The Committee believes that pay over $1 million is, in some circumstances, necessary to attract and retain executives in a competitive marketplace. Annual bonuses, SARs and PSUs are designed so that the compensation paid will be tax deductible by the Company.

In addition, in situations where we pay a base salary amount above $1 million, the Committee has mandated that the amount in excess of $1 million be deferred by the executive to preserve the tax deductibility of the payment. The Committee believes that there are circumstances under which it is appropriate for the Committee not to require deductibility to maintain flexibility or to continue to pay competitive compensation.

Do executives have to meet stock ownership requirements?

The CEO and other senior executives are subject to minimum stock ownership requirements. The ownership requirements are based on the executive's pay opportunity and position within the Company and must be met no later than the third anniversary of the executive's first grant of a long-term incentive award. The ownership levels (which include shares owned and vested stock units but not stock options or SARs) are as follows:

Stock Ownership as a Multiple of Base Salary

Position	Multiple of Salary
Chief Executive Officer	5x
President	4x
Other Named Executive Officers	3x
Other Executives	½x to 2x

As of July 31, 2008, Messrs. Williams, Bertolini, and Casazza and Dr. Reisman each held Common Stock and vested stock units in excess of the requirement applicable to them at that time. Mr. Zubretsky joined the Company in 2007 and had until February 2010 to satisfy the requirement. Given the current turbulence in the financial markets, and the fact that our share price declined 50.6% during 2008, the value of some (but not all) executives' ownership fell below the required amount. The Committee has agreed to allow executives until December 2010 (additional 24 months) to return to compliance with the policy. The Company's Code of Conduct prohibits all employees (including executives) and Directors from engaging in hedging strategies using puts, calls or other types of derivative securities based upon the value of our Common Stock.

Why do the amounts of severance paid following termination of employment differ among the Named Executive Officers?

The narrative and tables beginning on page 57 outline the potential payments made to the Named Executive Officers following their termination of employment under various scenarios. The difference in treatment among the Named Executive Officers is due primarily to the dynamics of negotiation at the time the executive was hired (or promoted), the executive's position in the Company, market practices and Company policies in effect at the time of entry into the agreement.

D. Governance Policies

Does the Committee use an independent compensation consultant?

The Compensation Committee has engaged Cook to provide independent compensation consulting services to the Committee. The role of the compensation consultant is to ensure that the Compensation Committee has objective information needed to make informed decisions in the best interests of shareholders based on compensation trends and practices in public companies. During the past year, the Committee requested Cook to: (i) assist in the development of agendas and materials for Compensation Committee meetings; (ii) analyze new and existing employment agreements; (iii) provide market data and alternatives to consider for making compensation decisions for the CEO and other executive officers; (iv) assist in the redesign of the Company's long-term compensation program; and (v) generally keep the Compensation Committee and the Board abreast of changes in the executive compensation environment. In 2008, a representative of Cook attended 8 of 11 Committee meetings, including, when invited, executive sessions. Cook also advises our Board's Nominating and Corporate Governance Committee regarding Director compensation. In accordance with Compensation Committee policy, the Company does not engage Cook for any services other than in support of the Committees. The Compensation Committee has the sole authority to determine the compensation for and to terminate the services of Cook. For services provided to the Compensation Committee and the Nominating and Corporate Governance Committee in 2008, we paid Cook $84,515.

What is the role of the CEO and the Board of Directors in determining compensation?

The CEO personally reviews and reports to the Compensation Committee on the performance of all senior executives and provides specific compensation recommendations to the Committee. The Compensation Committee considers this information in making compensation decisions for these executives, but the Committee does not delegate its decision making authority to the CEO or other individuals. The CEO also provides to the Committee a self-evaluation. The CEO does not, however, present a recommendation for his own compensation. Prior to making any decisions regarding CEO compensation, the Committee consults with the nonmanagement members of the Board of Directors and receives input from Cook. After discussing proposed compensation decisions for the CEO with the nonmanagement members of the Board of Directors, the Committee determines the CEO's compensation. The CEO is not present when his performance or compensation is evaluated and determined, unless invited by the Committee.

Does the Compensation Committee review tally sheets?

In setting executive officer compensation, the Compensation Committee, with assistance from Cook, reviews tally sheets prepared for each executive officer. The tally sheets provide information that is in addition to the information shown in the 2008 Summary Compensation Table. The tally sheets show not only current year compensation, but also historical equity gains and in-the-money value of outstanding equity awards (vested and unvested). The tally sheets also show payments that would be paid under various termination of employment scenarios. While compensation decisions are based on competitive market pay data and individual performance, the Committee uses the tally sheet as a reference point, and as a basis for comparing program participation across the executive group. In particular, the Committee uses the tally sheets to understand the effect compensation decisions have on various possible termination of employment scenarios. During 2008, the information in the tally sheets was consistent with the Committee's expectations and, therefore, the tally sheets did not have an effect on individual compensation decisions.

Does the Company have a clawback/recoupment policy?

Effective January 1, 2009, the Company adopted a policy regarding the recoupment of performance-based incentives. Under the policy, if the Board of Directors determines that a senior executive of the Company has engaged in fraud or intentional misconduct that has caused a material restatement of the Company's financial statements, the Board will review the performance-based compensation earned by that senior executive on the basis of the Company's performance during the periods affected by the restatement. If, in the Board's view, the performance-based compensation would have been lower if it had been based on the restated results, the Board may seek recoupment of the portion of the performance-based compensation that would not have been awarded to that senior executive. This policy applies to the Company's executive officers as well as the Chief Accounting Officer and head of Internal Audit. In addition, equity awards issued to employees generally include a provision that allows the Company to recoup gains if the employee violates covenants that prohibit terminated employees from soliciting our customers and employees, disclosing confidential information and, for some employees, providing services to certain competitors of the Company.

Does the Committee consider risk in setting performance goals?

In the past, when setting performance goals, the Compensation Committee has informally considered risk. The Compensation Committee recently amended its work plan to expressly include a review of performance goals to ensure they are designed to appropriately balance risk and reward. During 2009, the Committee will conduct a further assessment of risk in the Company's executive compensation program.

E. Comparison Group Company List

To assist the Committee in its compensation determinations, we compare our compensation and benefit practices to the five health care companies that we consider to be our closest competitors (the "Healthcare Comparison Group").

As a result of continued health care industry consolidation, resulting in a reduction in available high quality talent within the health care industry, the Committee also considers executive compensation levels at companies selected from the S&P 500 that we compete against for talent and capital, or are considered a "best practice" company, without regard to industry. These companies are considered the "General Industry & Financial Services Comparison Group."

The Committee also reviews broad-based, third party pay survey data as supplemental information to assist in understanding general cross industry pay practices.

The companies in each of the Comparison Groups generally remain constant year-to-year to provide the Committee with compensation trend information. The pay information for each group is developed using market pay survey data provided by Cook and purchased from third party compensation vendors. The third-party vendors are selected by our human resources department, and the data provided by the vendors is reviewed by Cook.

Healthcare Comparison Group:

CIGNA Corporation
UnitedHealth Group Incorporated
Coventry Health Care, Inc.
WellPoint, Inc.
Humana Inc.

General Industry & Financial Services Comparison Group(1):

3M Company
Abbott Laboratories
Allstate Insurance Company*
American Express Company
American International Group, Inc*
The Bank of New York Mellon Corporation*
Bristol-Myers Squibb Company
The Chubb Corporation
CIGNA Corporation
Citigroup Inc.
The Coca-Cola Company
Colgate-Palmolive Company
Comcast Corporation
Coventry Health Care, Inc.
The Dow Chemical Company
E. I. du Pont de Nemours and Company*
Eli Lilly and Company
FedEx Corporation*
Fidelity Investments
General Dynamics Corporation
GlaxoSmithKline plc.
The Hartford Financial Services Group, Inc.
HCA Inc.*
Honeywell International Inc.*
Humana Inc.
ING Americas, Inc.
International Business Machines Corporation
International Paper Company
Johnson & Johnson
Kaiser Permanente*
Lockheed Martin Corporation
McKesson Corporation
Medco Health Solutions, Inc.*
Merck & Co., Inc.
Metropolitan Life Insurance Company
Nationwide Insurance Companies*
New York Life Insurance Company*
Northrop Grumman Corporation
PepsiCo, Inc.
Pfizer Inc.
The Procter & Gamble Company
Raytheon Company
State Farm Mutual Automobile Insurance Company
State Street Corporation
United Technologies Corporation
UnitedHealth Group Incorporated
Verizon Communications Inc.*
Wachovia Corporation
The Walt Disney Company
WellPoint, Inc.
Wells Fargo & Company
Xerox Corporation

* New in 2008

(1) If pay data for a comparable position is not available from a company on this list, the company is not included in the Comparison Group for that position.

Executive Compensation

The 2008 Summary Compensation Table summarizes the total compensation paid or earned for the fiscal year ended December 31, 2008 by the Chairman and Chief Executive Officer, the Chief Financial Officer and our most highly paid executive officers (collectively, the "NEOs" or "Named Executive Officers"). The 2008 Grants of Plan-Based Awards Table discloses information about the 2008 Annual Bonus Plan awards, as well as the number of PSUs and SARs awarded to each of the Named Executive Officers in the fiscal year ended December 31, 2008. When setting compensation for each of the Named Executive Officers, the Compensation Committee reviews tally sheets which show the executive's current compensation, including equity and non-equity based compensation.

The Company has entered into employment arrangements with certain of the Named Executive Officers. Refer to "Agreements with Named Executive Officers" beginning on page 62 for a discussion of those employment arrangements.

The 2008 Annual Bonus Plan award amounts are disclosed in the 2008 Summary Compensation Table as "Non-Equity Incentive Plan Compensation" and are not categorized as a "Bonus" payment under SEC rules. The amounts listed under "Non-Equity Incentive Plan Compensation" were approved by the Compensation Committee in January of 2009. Please refer to the footnotes to the 2008 Grants of Plan-Based Awards Table beginning on page 51 for a discussion of the PSU and SAR grants made to the Named Executive Officers in 2008.

2008 Summary Compensation Table

The following table sets forth for 2008 the compensation of the Named Executive Officers. Consistent with SEC reporting regulations, amounts shown in the "Stock Awards" and "Option Awards" columns in the 2008 Summary Compensation Table represent the aggregate expense recognized in 2008 under applicable accounting rules. Accounting rules require the Company to recognize expense in 2008 for portions of equity awards granted from 2005 through and including 2008. As a result, the values illustrated in the "Stock Awards" and "Option Awards" columns are different from the 2008 equity award values approved by the Compensation Committee for 2008. The grant date fair values for equity awards approved by the Compensation Committee for 2008 are shown in the 2008 Grants of Plan-Based Award Table on page 51.

Name and Principal Position	Year	Salary	Stock Awards (1,2)	Option Awards (1,3)	Non-Equity Incentive Plan Compensation (4)	Change in Pension Value and Nonqualified Deferred Compensation Earnings (5)	All Other Compensation (6)	Total
Ronald A. Williams	2008	$1,091,764(7)	$6,456,630	$13,537,365	$1,950,000	1,162,866	$101,487	$24,300,112
Chairman and Chief	2007	1,095,785(7)	5,309,197	12,887,276	1,900,000	1,749,414	104,162	23,045,834
Executive Officer	2006	1,073,077(7)	3,665,157	5,962,927	7,732,500	1,298,160	70,655	19,802,476
Mark T. Bertolini	2008	919,368	1,038,501	4,481,279	1,390,500	0	40,176	7,869,824
President	2007	711,847	705,020	2,764,762	889,884	14,522	26,317	5,112,352
	2006	513,185	367,507	1,096,768	1,365,261	47,281	20,339	3,410,341
William J. Casazza	2008	491,283	482,833	1,279,836	404,208	0	17,681	2,675,841
Senior Vice President and	2007	475,066	339,117	1,259,410	385,583	0	18,942	2,478,118
General Counsel(8)								
Lonny Reisman, M.D.	2008	497,475	126,568	1,122,024	692,083(10)	0	8,144	2,446,294
Senior Vice President and								
Chief Medical Officer(9)								
Joseph M. Zubretsky	2008	715,064	1,798,565	2,137,211	865,200(12)	5,477	44,763	5,566,280
Executive Vice President and	2007	584,757	1,319,451	1,246,143	770,000	0	19,485	3,939,836
Chief Financial Officer(11)								

(1) Amounts shown in these columns consist of the compensation expense recognized in 2008 in connection with equity awards granted from 2005 through and including 2008. The table below shows the compensation expense by year of grant.

		2008 Recognized Compensation Expense by Grant Year				
		2005	2006	2007	2008	Total Stock and Option Award Value for 2008 (above)
CEO	Stock Awards		$3,998,353	$1,430,012	$1,028,265	$ 6,456,630
	Option Awards	$222,292	$3,329,619	$3,594,877	$6,390,577	$13,537,365
	Total	$222,292	$7,327,972	$5,024,889	$7,418,842	$19,993,995
		1%	37%	25%	37%	100%
Other NEOs	Stock Awards		$ 648,721	$2,101,858	$ 695,888	$ 3,446,467
	Option Awards	$536,096	$1,168,744	$4,586,648	$2,728,862	$ 9,020,350
	Total	$536,096	$1,817,465	$6,688,506	$3,424,750	$12,466,817
		4%	15%	54%	27%	100%

(2) Amounts shown in this column represent the grant date fair value of our Common Stock, which is used for accounting purposes, relating to PSUs granted to each Named Executive Officer in 2008 and RSUs granted in prior years, which were expensed in 2008. The amounts reflected in this column do not reflect the value of such awards at year end (as a result of the current economic downturn and the related impact on Aetna's stock price, the current value of the RSUs and PSUs awarded to the Named Executive Officers have declined significantly). Refer to page 70 of Aetna's 2008 Annual Report, Financial Report to Shareholders for all relevant valuation assumptions used to determine the grant date fair value of the PSUs and RSUs included in this column. Due to the economic environment in 2008 and 2009 to date, and the related impact on the Company's performance, the Company does not expect the 2008 PSUs to vest at the target level. As a result, the 2008 PSU expensed values in this column have been reduced accordingly.

(3) Amounts shown in this column represent the grant date fair value, which is used for accounting purposes, of stock options and SARs that were granted in 2005 through and including 2008 and expensed in 2008. The amounts reflected in this column do not reflect the value of such awards at year end (as a result of the current economic downturn and the related impact on Aetna's stock price, all annual SAR and stock option awards from February 2005 through and including February 2008 are currently underwater). The stock option and SAR values are calculated using a modified Black-Scholes Model for pricing options. Refer to page 69 of Aetna's 2008 Annual Report, Financial Report to Shareholders for all relevant valuation assumptions used to determine the grant date fair value of the 2008 SARs included in this column, page 70 of Aetna's 2007 Annual Report, Financial Report to Shareholders for all relevant valuation assumptions used to determine the grant date fair value of the 2007 SARs included in this column and page 75 of Aetna's 2006 Annual Report, Financial Report to Shareholders for all relevant valuation assumptions used to determine the grant date fair value of the 2006 SARs and the 2005 stock option grants included in this column.

(4) Amounts shown in this column represent 2008 bonus awards under the Annual Bonus Plan. For 2008, bonus pool funding under the Annual Bonus Plan depended upon Aetna's performance against certain measures discussed in "Compensation Discussion and Analysis" beginning on page 34.

(5) Amounts in this column only reflect pension values and do not include earnings on deferred compensation amounts because such earnings are non-preferential. Refer to "2008 Nonqualified Deferred Compensation Table" and "Deferred Compensation Narrative" beginning on page 55 for a discussion of deferred compensation. The following table presents the change in present value of accumulated benefits under the Pension Plan and the Supplemental Pension Plan from December 31, 2007 through December 31, 2008. See "Pension Plan Narrative" beginning on page 54 for a discussion of pension benefits and the economic assumptions behind the figures in this table.

Named Executive Officer	Pension Plan	Supplemental Pension Plan
Ronald A. Williams	$17,605	$1,145,261
Mark T. Bertolini	3,298	(5,335)(a)
William J. Casazza	1,942	(23,649)(a)
Lonny Reisman	0(b)	0(b)
Joseph M. Zubretsky	5,477	0

(a) The decrease in Messrs. Bertolini and Casazza's Supplemental Pension Plan benefit relative to 2007 is attributable to (a) the increase in the discount rate used to measure the present value of their accumulated benefit; (b) the decrease in the future cash balance interest rate which decreases the amount of interest expected to be earned in the future; and (c) the decrease in the 5-year average cost of living adjustment which decreases the amount of benefits expected to be paid in the future.

(b) Dr. Reisman is not eligible to participate in the Pension Plan or Supplemental Pension Plan because he joined the Company through its acquisition of Active Health Management, Inc.

(6) All Other Compensation consists of the following for 2008:

	Ronald A. Williams	Mark T. Bertolini	William J. Casazza	Lonny Reisman	Joseph M. Zubretsky
Personal Use of Corporate Aircraft(a)	$ 70,666	$31,131	$ 0	$ 0	$28,395
Personal Use of Corporate Vehicles	13,921	2,145	0	0	1,948
Professional Association Dues	0	0	2,531	1,244	420
Financial Planning	10,000	0	8,250	0	7,100
Company Matching Contributions Under 401(k) Plan	6,900	6,900	6,900	6,900	6,900
Total	$101,487	$40,176	$17,681	$8,144	$44,763

(a) The calculation of incremental cost for personal use of Company aircraft includes only those variable costs incurred as a result of personal use, such as fuel and allocated maintenance costs, and excludes non-variable costs which the Company would have incurred regardless of whether there was any personal use of the aircraft.

(7) During 2008, 2007 and 2006, Mr. Williams mandatorily deferred $99,237, $99,617 and $74,302, respectively, into an interest account in order to preserve the tax deductibility of such amounts under Section 162(m) of the Code. The amounts deferred during 2008 are included in the 2008 Nonqualified Deferred Compensation Table on page 55.

(8) Mr. Casazza was not an NEO in Aetna's 2007 Proxy Statement. As a result, his 2006 compensation as an employee of the Company is not included in the 2008 Summary Compensation Table.

(9) Dr. Reisman was not an NEO in Aetna's 2007 or 2008 Proxy Statement. As a result, his 2006 and 2007 compensation as an employee of the Company is not included in the 2008 Summary Compensation Table.

(10) Amounts shown consist of a 2008 bonus award of $335,000 under the Annual Bonus Plan and an award of $357,083 under a multi-year special performance plan. The award under the performance plan was based on 2007-2008 performance of Active Health Management, Inc., a subsidiary of Aetna. Dr. Reisman was the Chief Executive Officer of Active Health Management, Inc. prior to his election as Senior Vice President and Chief Medical Officer of Aetna in November of 2008.

(11) Mr. Zubretsky joined the Company on February 28, 2007.

(12) Mr. Zubretsky elected to exchange $40,000 of his 2008 Annual Bonus Plan award into SARs with an exercise price equal to the closing Aetna common stock price as of February 13, 2009, the date of grant, which was $32.11.

2008 Grants of Plan-Based Awards Table

The following table sets forth information concerning plan based equity and non-equity awards granted by Aetna during 2008 to the Named Executive Officers.

Name	Grant Date(1)	Approval Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards(4)			All Other Stock Awards: Number of Shares of Stock or Units	All Other Option Awards: Number of Securities Underlying Options	Exercise or Base Price of Option Awards (7)	Grant Date Fair Value of Stock and Option Awards(8)
			Threshold	Target	Maximum				
Ronald A. Williams	2/8/2008	1/25/2008(2)	—	—	—	84,813(5)			$ 4,300,019
	2/8/2008	1/25/2008(2)	—	—	—		657,463(6)	$50.70	10,002,642
			$0	$1,650,000	$3,000,000				
Mark T. Bertolini	2/8/2008	1/24/2008(2)	—	—	—	25,444(5)			1,290,011
	2/8/2008	1/24/2008(2)	—	—	—		197,897(6)	$50.70	3,010,805
			0	1,112,400	3,000,000				
William J. Casazza	2/8/2008	1/24/2008(2)	—	—	—	10,651(5)			540,006
	2/8/2008	1/24/2008(2)	—	—	—		82,841(6)	$50.70	1,260,343
			0	396,282	3,000,000				
Lonny Reisman	2/8/2008	1/24/2008(2)	—	—	—	3,551(5)			180,036
	2/8/2008	1/24/2008(2)	—	—	—		27,614(6)	$50.70	420,119
	11/12/2008	11/12/2008(3)					128,382(3)	$21.81	1,112,687
			0	318,768	3,000,000				
Joseph M. Zubretsky	2/8/2008	1/24/2008(2)	—	—	—	17,752(5)			900,026
	2/8/2008	1/24/2008(2)	—	—	—		138,068(6)	$50.70	2,100,567
			0	721,000	3,000,000				

(1) This table does not include dividend equivalents credited in 2008 for a minimal amount for RSUs granted in 2006. The Company no longer grants equity awards that earn dividend equivalents to any Company employees.

(2) Except for Mr. Williams, the Compensation Committee approved the grant of the non-equity incentive compensation plan awards (PSUs and SARs) at its meeting on January 24, 2008 with an effective grant date of February 8, 2008. With respect to Mr. Williams, the Committee approved the grant of his non-equity incentive compensation plan awards (PSUs and SARs) at its meeting on January 25, 2008 with an effective grant date of February 8, 2008. As discussed in "What is the Company's policy on the grant date of equity awards?" on page 43, the Company's annual equity awards are made at the closing price of the Common Stock on the stock market trading day after the release of Aetna's full year earnings. The release of Aetna's full year earnings occurs prior to the opening of trading on the New York Stock Exchange. In 2008, Aetna announced its full year 2007 earnings on February 7, 2008, and the grants of equity awards were made effective at the close of business on February 8, 2008.

(3) The Compensation Committee approved the grant of these SARs at its meeting on November 12, 2008 with an effective grant date of November 12, 2008, in connection with Dr. Reisman's appointment as Chief Medical Officer of Aetna. These SARs were granted under the Aetna Inc. 2000 Stock Incentive Plan (the "2000 Stock Plan") and vest in three substantially equal installments on November 12, 2009, November 12, 2010 and November 12, 2011. The strike price of these SARs is $21.81, the closing price of the Common Stock on November 12, 2008. When exercised, these SARs will be settled in Common Stock.

(4) Represents the range of bonus amounts available for 2008 under the Annual Bonus Plan. See "Compensation Discussion and Analysis" beginning on page 34 for a discussion of bonus metrics and payouts.

(5) Represents PSUs granted effective February 8, 2008 under the 2000 Stock Plan in the respective amounts listed. These PSUs may vest in February of 2010 to the extent the Compensation Committee determines that the Company has met the two-year performance goal set at the time of grant. The PSUs do not earn dividend equivalents and have no voting rights. See the discussion of long-term incentive equity awards beginning on page 42 for a discussion of the vesting of these PSUs based on the Compensation Committee's determination as to the Company's attainment of the performance metric. Each vested PSU represents one share of our Common Stock and will be paid following the determination by the Compensation Committee as described in this footnote in shares of our Common Stock.

(6) Represents SARs granted effective February 8, 2008 under the 2000 Stock Plan in the respective amounts listed. These SARs vest in three substantially equal installments on February 8, 2009, February 8, 2010 and February 8, 2011. The strike price of these SARs is $50.70, the closing price of the Common Stock on February 8, 2008. When exercised, these SARs will be settled in Common Stock.

(7) The strike price of SARs is equal to the closing price of the Common Stock on the date of grant.

(8) Represents the total expense the Company expects to realize based on the relevant valuation assumptions as of the date of the grant. Refer to page 69 of Aetna's 2008 Annual Report, Financial Report to Shareholders for all relevant valuation assumptions regarding the 2008 SARs included in this column.

Outstanding Equity Awards at 2008 Fiscal Year-End Table

The following table sets forth information concerning outstanding stock options, SARs, PSUs and RSUs as of December 31, 2008 held by the Named Executive Officers.

	Option Awards				Stock Awards	
Name	Number of Securities Underlying Unexercised Options Exercisable	Number of Securities Underlying Unexercised Options Unexercisable	Option Exercise Price	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested	Market Value of Shares or Units of Stock That Have Not Vested (11)
Ronald A. Williams	1,600,000	0	$ 9.35	3/15/2011	287,823(6)	$8,202,956
	400,000	0	10.7525	3/15/2011		
	400,000	0	12.155	3/15/2011		
	1,080,000	0	10.47	2/27/2013		
	900,000	0	19.375	2/13/2014		
	744,412	0	33.375	2/11/2015		
	403,615	201,807(1)	50.205	2/10/2016		
	235,375	470,749(1)	42.57	2/09/2017		
	0	657,463(1)	50.70	2/08/2018		
Mark T. Bertolini	100,000	0	10.4125	2/24/2013	68,309(7)	1,946,807
	100,000	0	10.47	2/27/2013		
	112,000	0	19.375	2/13/2014		
	130,272	0	33.375	2/11/2015		
	64,983	32,491(2)	50.205	2/10/2016		
	71,047	35,523(2)	39.93	6/30/2016		
	49,380	98,758(2)	42.57	2/09/2017		
	102,881	205,761(2)	48.65	7/27/2017		
	0	197,897(2)	50.70	2/08/2018		
William J. Casazza	12,666	0	10.47	2/27/2013	29,551(8)	842,204
	40,000	0	19.375	2/13/2014		
	22,800	0	33.375	2/11/2015		
	23,834	0	42.35	9/29/2015		
	50,452	25,226(3)	50.205	2/10/2016		
	28,805	57,609(3)	42.57	2/09/2017		
	0	82,841(3)	50.70	2/08/2018		
Lonny Reisman	72,000	0	39.045	5/27/2015	8,601(9)	245,129
	14,209	7,105(4)	39.93	6/30/2016		
	7,160	14,320(4)	42.57	2/09/2017		
	0	27,614(4)	50.70	2/08/2018		
	0	128,382(4)	21.81	11/12/2018		
Joseph M. Zubretsky	28,297	56,593(5)	44.22	2/28/2017	89,363(10)	2,546,846
	67,912	135,824(5)	44.22	2/28/2017		
	0	138,068(5)	50.70	2/08/2018		

(1) Consists of 201,807 SARs that vest in one installment on February 10, 2009; 470,749 SARs that vest in two substantially equal installments on February 9, 2009 and February 9, 2010; and 657,463 SARs that vest in three substantially equal installments on February 8, 2009, February 8, 2010 and February 8, 2011.

(2) Consists of 32,491 SARs that vest in one installment on February 10, 2009; 35,523 SARs that vest in one installment on June 30, 2009; 98,758 SARs that vest in two equal installments on February 9, 2009 and February 9, 2010; 205,761 SARs that vest in two substantially equal installments on July 27, 2009 and July 27, 2010; and 197,897 SARs that vest in three substantially equal installments on February 8, 2009, February 8, 2010 and February 8, 2011.

(3) Consists of 25,226 SARs that vest in one installment on February 10, 2009; 57,609 SARs that vest in two substantially equal installments on February 9, 2009 and February 9, 2010; and 82,841 SARs that vest in three substantially equal installments on February 8, 2009, February 8, 2010 and February 8, 2011.

(4) Consists of 7,105 SARs that vest in one installment on June 30, 2009; 14,320 SARs that vest in two equal installments on February 9, 2009 and February 9, 2010; 27,614 SARs that vest in three substantially equal

installments on February 8, 2009, February 8, 2010 and February 8, 2011; and 128,382 SARs that vest in three equal installments on November 12, 2009, November 12, 2010 and November 12, 2011.

(5) Consists of 56,593 SARs that vest in two substantially equal installments on February 28, 2009 and February 28, 2010; 135,824 SARs that vest in two equal installments on February 28, 2009 and February 28, 2010; and 138,068 SARs that vest in three substantially equal installments on February 8, 2009, February 8, 2010 and February 8, 2011.

(6) Consists of 85,650 RSUs that vest in one installment on February 10, 2009; 50,000 RSUs that vest in one installment on February 14, 2009; 176 dividend equivalents that vest in one installment on February 14, 2009; 67,184 RSUs that vest in two equal installments on February 9, 2009 and February 9, 2010; and 84,813 PSUs that may vest in February of 2010 to the extent the Compensation Committee determines that the Company has met the two-year performance goal set at the time of grant.

(7) Consists of 13,744 RSUs that vest in one installment on February 10, 2009; 15,027 RSUs that vest in one installment on June 30, 2009; 14,094 RSUs that vest in two equal installments on February 9, 2009 and February 9, 2010; and 25,444 PSUs that may vest in February of 2010 to the extent the Compensation Committee determines that the Company has met the two-year performance goal set at the time of grant.

(8) Consists of 10,678 RSUs that vest in one installment on February 10, 2009; 8,222 RSUs that vest in two equal installments on February 9, 2009 and February 9, 2010; and 10,651 PSUs that may vest in February of 2010 to the extent the Compensation Committee determines that the Company has met the two-year performance goal set at the time of grant.

(9) Consists of 3,006 RSUs that vest in one installment on June 30, 2009; 2,044 RSUs that vest in two equal installments on February 9, 2009 and February 9, 2010; and 3,551 PSUs that may vest in February of 2010 to the extent the Compensation Committee determines that the Company has met the two-year performance goal set at the time of grant.

(10) Consists of 71,611 RSUs that vest in two substantially equal installments on February 28, 2009 and February 28, 2010; and 17,752 PSUs that may vest in February of 2010 to the extent the Compensation Committee determines that the Company has met the two-year performance goal set at the time of grant.

(11) Market value calculated using December 31, 2008 closing price of our Common Stock of $28.50.

2008 Option Exercises and Stock Vested Table

The following table sets forth information concerning the gross number of stock options exercised and RSUs vested during 2008 for the Named Executive Officers.

	Option Awards		Stock Awards	
Name	**Number of Shares Acquired on Exercise**	**Value Realized on Exercise**	**Number of Shares Acquired on Vesting**	**Value Realized on Vesting(3)**
Ronald A. Williams	$0	$0	83,676(1)	$4,148,441
Mark T. Bertolini	0	0	7,048(2)	353,175
William J. Casazza	0	0	4,111(2)	206,002
Lonny Reisman	0	0	1,022(2)	51,212
Joseph M. Zubretsky	0	0	35,807(2)	1,840,480

(1) Consists of 50,084 shares acquired upon the partial vesting of RSUs granted in 2006 and 33,592 shares acquired upon the partial vesting of RSUs granted in 2007. Mr. Williams elected to defer the value of the 50,084 shares, net of applicable withholding taxes, into his deferred Stock Account. Refer to footnote 1 to the 2008 Nonqualified Deferred Compensation Table on page 55 for a list of all deferral contributions by the Named Executive Officers during 2008.

(2) Represents the aggregate number of shares acquired upon the partial vesting of RSUs granted in 2007.

(3) Calculated by multiplying the number of shares acquired on vesting by the closing stock price of the Common Stock on the vesting date.

2008 Pension Benefits Table

The following table sets forth information concerning the present value of the Named Executive Officers' respective accumulated benefits under the Pension Plan and Supplemental Pension Plan. The present value of the accrued benefit shown below was determined for each participant based on the participant's actual pay and service through December 31, 2008, the pension plan measurement date used by the Company in 2008 for accounting purposes, and assumes continued employment to age 65 for Messrs. Williams, Bertolini and Zubretsky. Mr. Casazza is eligible to retire with an unreduced final average pay benefit at age 62. Pursuant to SEC rules, the valuations shown below do not take into account any assumed future pay increases. Dr. Reisman is not eligible to participate in the Pension Plan or Supplemental Pension Plan because he joined the Company through its acquisition of Active Health Management, Inc.

Name	Plan Name	Number of Years Credited Service	Present Value of Accumulated Benefit(2)	Payments During Last Fiscal Year
Ronald A. Williams	Pension Plan	7.83	$ 134,217	
	Supplemental Pension Plan(1)		5,594,642(3)	$0
Mark T. Bertolini	Pension Plan	9.08	66,586	
	Supplemental Pension Plan(1)		141,708	0
William J. Casazza	Pension Plan	16.25	321,382	
	Supplemental Pension Plan(1)		568,352	0
Lonny Reisman	Pension Plan	0	0	
	Supplemental Pension Plan(1)		0	0
Joseph M. Zubretsky	Pension Plan	0.83	5,477	
	Supplemental Pension Plan(1)		0	0

(1) As of January 1, 2007, the Supplemental Pension Plan is no longer used to accrue benefits that exceed the Code limits, but interest continues to accrue on the outstanding cash balance accruals. In addition, the Supplemental Pension Plan may continue to be used to credit benefits for special pension agreements.

(2) Refer to page 65 of Aetna's 2008 Annual Report, Financial Report to Shareholders for a discussion of the valuation methods used to calculate the amounts in this column. In calculating the present value of the accumulated benefit under the Pension Plan and the Supplemental Pension Plan, the following economic assumptions were used:

	Pension Plan	Supplemental Pension Plan
Discount Rate	6.89%	6.93%
Future Cash Balance Interest Rate	4.17%	4.17%
5-Year Average Cost of Living Adjustment	2.30%	2.30%

(3) Includes $4,080,404 which represents the present value of the additional pension benefit provided to Mr. Williams pursuant to his employment agreement. Under his employment agreement, Mr. Williams has received and will receive, for each of calendar years 2005 through 2010, an additional fully vested pension accrual in an amount equal to his base salary for such year. This additional pension accrual will not be credited if Mr. Williams is not actively employed by Aetna and will be offset by the value of Mr. Williams' vested benefit under his prior employer's pension plan. The remaining $1,514,238 represents the present value of Mr. Williams' benefit under the Supplemental Pension Plan. As of January 1, 2007, future benefit accruals in the Supplemental Pension Plan were eliminated, however, Mr. Williams will continue to be credited with additional supplemental pension accruals under his employment agreement.

Pension Plan Narrative

Aetna provides for substantially all of its employees a noncontributory, defined benefit pension plan (the "Pension Plan"). Effective January 1, 1999, the Pension Plan was amended to convert the Plan's final average pay benefit formula to a cash balance design. Under this design, the pension benefit is expressed as a cash balance account. Each year, a participant's cash balance account is credited with (i) a pension credit based on the participant's age, years of service and eligible pay for that year, and (ii) an interest credit based on the participant's account balance as of the beginning of the year and an interest rate that equals the average 30-year U.S. Treasury bond rate for October of the prior calendar year. For 2008, the interest rate was 4.77%. For purposes of the Pension Plan, eligible pay is generally base pay and certain other forms of cash compensation, including annual performance bonuses, but excluding long-term incentive compensation and proceeds from stock option exercises. Effective January 1, 2007, the pension credit was significantly reduced for all eligible employees to a maximum of 4%. The maximum eligible pay under the Pension Plan is set annually by the Internal Revenue Service and was $230,000 in 2008. Under the Pension Plan, benefits are paid over the lifetime of the employee (or the joint lives of the employee and his or her beneficiary) except that the employee may elect to take up to 50% of his or her benefits in a lump sum payment.

Employees with pension benefits as of December 31, 1998, including Mr. Casazza, are considered transition participants under the Pension Plan. Transition participants continued to accrue benefits under the Pension Plan's final average pay formula until December 31, 2006. Under the final average pay formula, retirement benefits are calculated on the basis of (i) the number of years of credited service (maximum credit is 35 years) and (ii) the employee's average annual earnings during the 60 consecutive months out of the last 180 months of service that yield the highest annual compensation. On termination of employment, the value of the December 31, 2006 cash balance account with interest is compared to the lump sum value of the benefit under the final average pay formula accrued through December 31, 2006, and the greater of these two amounts becomes the December 31, 2006 cash balance account value. Cash balance accruals after December 31, 2006, if any, are added to this amount to determine a participant's total benefit. Mr. Casazza is the only Named Executive Officer considered a transition participant under the Pension Plan.

The Code limits the maximum annual benefit that may be accrued under and paid from a tax-qualified plan such as the Pension Plan. As a result, Aetna established an unfunded, non-tax qualified supplemental pension plan that provides benefits (included in the amounts listed in the table above) that exceed the Code limit (the "Supplemental Pension Plan"). The Supplemental Pension Plan also is used to pay other pension benefits not otherwise payable under the Pension Plan, including additional years of credited service beyond years actually served, additional years of age, and covered compensation in excess of that permitted under the Pension Plan. Supplemental Pension Plan benefits are paid out in 5 equal annual installments commencing 6 months following termination of employment. As of January 1, 2007, the Supplemental Pension Plan is no longer used to accrue benefits that exceed the Code limits, but interest will continue to accrue on the outstanding cash balance accruals. In addition, the Supplemental Pension Plan may continue to be used to credit benefits for special pension agreements.

2008 Nonqualified Deferred Compensation Table

The following table sets forth information concerning compensation deferrals during 2008 by the Named Executive Officers.

Name	Executive Contributions in Last FY(1)	Aggregate Earnings in Last FY (2)	Aggregate Withdrawals/ Distributions	Aggregate Balance at Last FYE (3)
Ronald A. Williams	$2,537,562	$(18,475,622)	$0	$18,314,440
Mark T. Bertolini	36,775	69,819	0	1,589,066
William J. Casazza	49,128	33,615	0	797,679
Lonny Reisman	0	0	0	0
Joseph M. Zubretsky	717,776	27,665	0	745,442

(1) The following table provides additional information about contributions by Named Executive Officers to their nonqualified deferred compensation accounts during 2008. Except for Mr. Zubretsky, the contributions during 2008 came from the base salary, annual bonus and/or RSUs that are reported for the Named Executive Officer in the "Salary," "Non-Equity Incentive Plan Compensation" and/or "Stock Awards" columns of the 2008 Summary Compensation Table on page 48. All amounts contributed by a Named Executive Officer and by the Company in prior years have been

reported in the Summary Compensation Tables in Aetna's previously filed proxy statements in the year earned to the extent such person was a named executive officer for purposes of the SEC's executive compensation disclosure.

	2008 Stock Contributions into Stock Unit Account	2008 Cash Contributions into Interest Account	2008 Cash Contributions into Supplemental 401(k) Plan	Total 2008 Contributions
Ronald A. Williams	$2,405,572	$ 99,237	$32,753	$2,537,562
Mark T. Bertolini	0	0	36,775	36,775
William J. Casazza	0	0	49,128	49,128
Lonny Reisman	0	0	0	0
Joseph M. Zubretsky	0	717,776(a)	0	717,776

(a) In recognition of Mr. Zubretsky's forfeiture of his supplemental executive retirement plan from his previous employer, a $2,800,000 deferred compensation interest account was established for him bearing interest at the same rate as the fixed interest rate fund option of the Company's 401(k) Plan. This account, together with accrued interest thereon, will vest in increments of 25% per year beginning on the anniversary of Mr. Zubretsky's date of hire, February 28, 2007. If Mr. Zubretsky's employment is involuntarily terminated by the Company other than for cause, the unvested amount will become immediately vested as of his termination date. The vested amount will be paid to Mr. Zubretsky six (6) months following his termination of employment with the Company.

(2) The following table details the aggregate earnings on nonqualified deferred compensation accrued to each Named Executive Officer during 2008.

	Appreciation (Depreciation) on Stock Unit Account	Earnings on Interest Account	Dividend Equivalents on Stock Unit Account	Interest on Supplemental 401(k) Plan	Total
Ronald A. Williams	$(18,731,442)	$180,081	$22,196	$53,543	$(18,475,622)
Mark T. Bertolini	0	67,562	0	2,257	69,819
William J. Casazza	0	1,171	0	32,444	33,615
Lonny Reisman	0	0	0	0	0
Joseph M. Zubretsky	0	27,665	0	0	27,665

(3) The reported aggregate nonqualified deferred compensation account balances of each Named Executive Officer at December 31, 2008 consist of the following:

	Stock Unit Account	Interest Account	Supplemental 401(k) Plan Account	Total
Ronald A. Williams	$12,969,286	$4,097,589	$1,247,565	$18,314,440
Mark T. Bertolini	0	1,517,944	71,122	1,589,066
William J. Casazza	0	26,320	771,359	797,679
Lonny Reisman	0	0	0	0
Joseph M. Zubretsky	0	745,442	0	745,442

Deferred Compensation Narrative

The "Salary" and "Non-Equity Incentive Plan Compensation" columns in the 2008 Summary Compensation Table include cash compensation that was deferred by the Named Executive Officers during 2008. The Company permits executives to defer up to 20% of eligible pay (which includes base salary and annual bonus) into the Aetna 401(k) Plan (subject to deferral limits established by the Code — in 2008, $15,500 and $20,500 for individuals age 50 and older). The 401(k) Plan, which is available to all eligible employees of the Company, is a funded arrangement that provides seventeen investment options, as well as a self-managed brokerage option. In 2008, Aetna matched 50% of the amount deferred by employees, including the Named Executive Officers, under the 401(k) Plan up to 6% of eligible pay. Under the 401(k) Plan, benefits are paid to the executive after termination of employment on the date selected by the executive.

Aetna has established the Supplemental 401(k) Plan to provide the deferral that would have been credited to the 401(k) Plan but for limits imposed by the Employee Retirement Income Security Act of 1974 and the

Code. The Supplemental 401(k) Plan allows eligible employees to defer up to an additional 10% of base salary. Aetna does not match employees' contributions to the Supplemental 401(k) Plan. The Supplemental 401(k) Plan is an unfunded plan that credits interest at a fixed rate pursuant to a formula equal to the rate of interest paid from time to time under the fixed interest rate fund option of the 401(k) Plan. In 2008, this fixed interest rate was 4.7% from January to June and 4.4% from July to December. In 2009, this fixed interest rate is 3.2% from January to June. Under the Supplemental 401(k) Plan, benefits are paid to the executive on the later of six months or January 1 following termination of employment. Further, the Company permits executives to defer up to 100% of their annual bonus. The deferral arrangement for annual bonuses is also unfunded and permits investment in either an interest account or a stock unit account. The interest account credits the same interest as the Supplemental 401(k) Plan. The stock unit account tracks the value of the Common Stock and earns dividend equivalents, but is paid in cash. This arrangement pays out on a date selected by the executive at the time of deferral. The Compensation Committee may also require or permit other compensation to be deferred. For example, the Committee has required Mr. Williams to defer base salary over $1 million to an interest account to comply with current provisions of Section 162(m) of the Code.

Potential Post-Employment Payments

Regardless of the manner in which a Named Executive Officer's employment terminates, he is entitled to receive certain amounts earned during his term of employment, including the following: (a) deferred compensation amounts; (b) amounts accrued and vested through the 401(k) Plan and Supplemental 401(k) Plan; and (c) amounts accrued and vested through the Pension Plan and Supplemental Pension Plan. In addition, except as provided in the tables below, each Named Executed Officer is eligible to receive vested equity awards upon a termination of employment for any reason (other than for cause). Equity awards continue to vest for all employees during any period of severance or salary continuation. These amounts are not included in the tables that follow, which display the incremental amounts that would be paid to the Named Executive Officers under various scenarios. The actual amounts paid to any Named Executive Officer can only be determined at the time of the executive's separation from the Company. Section 409A of the Code may require the Company to delay the payment of certain payments for 6 months following termination of employment. Refer to "2008 Nonqualified Deferred Compensation Table" and "Deferred Compensation Narrative" beginning on page 55 for a discussion of the deferred compensation plan, 401(k) Plan and Supplemental 401(k) Plan. Refer to "2008 Pension Benefits Table" and "Pension Plan Narrative" beginning on page 54 for a discussion of the Pension Plan and Supplemental Pension Plan. Refer to "Outstanding Equity Awards at 2008 Fiscal Year-End Table" on page 52 for a discussion of the outstanding equity awards at December 31, 2008.

Our agreements with each of Messrs. Williams, Bertolini and Zubretsky provide that the Company will make the executive whole for certain excise taxes that may apply under Sections 280G and 4999 of the Code for payments made in connection with a change-in-control. SEC regulations require an estimate of these amounts, for purposes of the following tables, assuming that the change-in-control and termination of employment occurred on December 31, 2008, at the market price of our Common Stock on that day. Using these assumed facts, these provisions produce the hypothetical payments indicated for Messrs. Bertolini and Zubretsky in their respective tables and produce no hypothetical payments for Mr. Williams. Any payments that may actually be owed to any of the executives under these provisions will be highly dependent upon the actual facts applicable to the change-in-control transaction and termination of employment, and can be accurately estimated only when such facts are known.

Unless otherwise indicated, each of the tables for the Named Executive Officers below assumes a termination of employment (or change-in-control and termination of employment without Cause and/or for Good Reason, as applicable) as of December 31, 2008 and assumes a Common Stock price of $28.50 per share (the closing price of our Common Stock on December 31, 2008) and, for illustrative purposes, an immediate sale of equity awards upon termination of employment at $28.50 per share. Change-in-control severance benefits (base salary and bonus payments) to each Named Executive Officer are paid pursuant to a double-trigger, which means that to receive such benefits employment must terminate both: (1) as a result of a qualifying termination of employment, and (2) after a change in control as detailed in the agreements described below and under "Agreements with Named Executive Officers" beginning on page 62.

The amounts set forth in the tables that follow under "PSUs" were calculated assuming that the Company performs at target performance for the 2008-2009 performance cycle.

As of December 31, 2008, Messrs. Williams and Casazza were considered retirement eligible for purposes of equity vesting. Mr. Bertolini would also be considered retirement eligible, but only upon certain qualifying events. As a result, the equity awards granted to these Named Executive Officers are subject to accelerated vesting pursuant to the terms of their equity award agreements and/or their employment agreements. This accelerated vesting is included in the equity awards in the tables that follow for each of these Named Executive Officers.

Ronald A. Williams

The following table reflects additional payments that would be made to Mr. Williams upon termination of his employment under various scenarios. Mr. Williams' employment agreement defines "Cause" as the occurrence of one or more of the following: (a) a willful and continued failure to attempt in good faith to perform duties, which failure is not remedied within 15 business days following notice of such failure; (b) material gross negligence or willful malfeasance in performance of duties; (c) with respect to the Company, commission of an act constituting fraud, embezzlement or any other act constituting a felony; or (d) commission of any act constituting a felony which has or is likely to have a material adverse economic or reputational impact on the Company. Mr. Williams' employment agreement defines "Good Reason" as the occurrence of one or more of the following: (a) removal as a Director of the Company other than in connection with a termination for Cause (other than regulatory requirements limiting the number of executives serving on the Board); (b) a reduction by the Company of base salary or total annual target cash compensation (except in the event of a ratable reduction affecting all senior officers of the Company); or (c) any failure of a successor of the Company to assume and agree to perform the Company's entire obligations under the employment agreement. Mr. Williams' employment agreement and his equity award agreements define "Change in Control" as the occurrence of any of the following events: (a) a person or group acquires 20% or more of the combined voting power of the Company's then outstanding securities; (b) during any period of 24 consecutive months, the individuals who, at the beginning of such period, constitute the Board cease for any reason (other than death) to constitute a majority of the Board, unless any such new Director was elected, recommended or approved by at least two-thirds of the other Directors then in office; or (c) a transaction requiring stockholder approval for the acquisition of the Company by an entity other than the Company or a subsidiary of the Company through the purchase of assets, or by merger, or otherwise.

Payment Type	Retirement or Voluntary Termination by Mr. Williams	Termination by Aetna without Cause or by Mr. Williams for Good Reason	Termination after Change-in-Control	Termination by Aetna for Cause	Death or Disability
Base Salary	$ 0	$ 2,200,000(1)	$ 3,300,000(2)	$0	$ 0
Bonus	0	4,950,000(1)	6,600,000(2)	0	0
Long-term Incentive					
SARs	0(3)	0(6)	0(8)	0(9)	0(8)
RSUs	3,103,251(4)	5,784,588(7)	5,784,588(8)	0(9)	5,784,588(8)
PSUs	1,210,253(5)	1,210,253(5)	2,417,171(8)	0(9)	1,210,253(5)
Total	$4,313,504	$14,144,841	$18,101,759	$0	$6,994,841

(1) Represents 104 weeks base salary and annual bonus at target plus pro-rata bonus at target for the year in which termination of employment occurs. Amounts would be paid bi-weekly during the severance period.

(2) Represents 156 weeks base salary and annual bonus at target plus pro-rata bonus at target for the year in which a change-in-control occurs. Amounts would be paid in a lump sum. These amounts would only be payable if both of the following events occur: (a) a Change in Control (as defined in Mr. Williams' employment agreement); and (b) a termination of employment by the Company other than for Cause (as defined in Mr. Williams' employment agreement) or by Mr. Williams for Good Reason (as defined in Mr. Williams' employment agreement).

(3) Represents full accelerated vesting of a SAR grant awarded February 10, 2006; partial accelerated vesting of a SAR grant awarded February 9, 2007; and partial accelerated vesting of a SAR grant awarded February 8, 2008. These SARs have no value as of December 31, 2008.

(4) Represents partial accelerated vesting of RSU grants awarded February 10, 2006 and February 9, 2007.

(5) Represents pro-rated vesting of a PSU grant awarded February 8, 2008. Actual payment would occur at the end of the 2008-2009 performance cycle based on actual Company performance.

(6) Represents full accelerated vesting of SAR grants awarded February 10, 2006 and February 9, 2007; and partial accelerated vesting of a SAR grant awarded February 8, 2008. These SARs have no value as of December 31, 2008.

(7) Represents full accelerated vesting of RSU grants awarded February 10, 2006, February 14, 2006 (including dividend equivalents) and February 9, 2007.

(8) Represents full accelerated vesting of these outstanding unvested equity awards. PSUs would vest at the greater of the performance target as of the date of the Change in Control (as defined in Mr. Williams' employment agreement), or actual Company performance as of the end of the 2008-2009 performance cycle.

(9) Vested and unvested options and SARs and unvested RSUs and PSUs are subject to forfeiture if there is a termination by Aetna for Cause (as defined in Mr. Williams' employment agreement).

Mark T. Bertolini

The following table reflects additional payments that would be made to Mr. Bertolini upon termination of his employment under various scenarios. Mr. Bertolini's employment agreement defines "Cause" as the occurrence of one or more of the following: (a) a willful and continued failure to attempt in good faith to perform duties, which failure is not remedied within 15 business days following notice of such failure; (b) material gross negligence or willful malfeasance in performance of duties; (c) with respect to the Company, commission of an act constituting fraud, embezzlement or any other act constituting a felony; or (d) commission of any act constituting a felony which has or is likely to have a material adverse economic or reputational impact on the Company. Mr. Bertolini's employment agreement defines "Good Reason" as the occurrence of one or more of the following: (a) a reduction by the Company of base salary or total annual target cash compensation (except in the event of a ratable reduction affecting all senior officers of the Company); (b) any failure of a successor of the Company to assume and agree to perform the Company's entire obligations under the employment agreement; (c) reporting to a Company officer other than the Company's Chief Executive Officer; or (d) any action or inaction by the Company that constitutes a material breach of the employment agreement. Mr. Bertolini's equity award agreements define "Change in Control" as the occurrence of any of the following events: (a) a person or group acquires 20% or more of the combined voting power of the Company's then outstanding securities; (b) during any period of 24 consecutive months, the individuals who, at the beginning of such period, constitute the Board cease for any reason (other than death) to constitute a majority of the Board, unless any such new Director was elected, recommended or approved by at least two-thirds of the other Directors then in office; or (c) a transaction requiring stockholder approval for the acquisition of the Company by an entity other than the Company or a subsidiary of the Company through the purchase of assets, or by merger, or otherwise. Under Mr. Bertolini's employment agreement, "Change in Control" means the occurrence or the expected occurrence of a change in "the ownership or effective control" of Aetna or "the ownership of a substantial portion of the assets" of Aetna within the meaning of Section 280(g) of the Code.

Payment Type	Retirement or Voluntary Termination by Mr. Bertolini	Termination by Aetna without Cause or by Mr. Bertolini for Good Reason	Termination after Change-in-Control	Termination by Aetna for Cause	Death or Disability
Base Salary	$0	$1,872,000(1)	$1,872,000(1)	$0	$ 0
Bonus	0	3,369,600(1)	3,369,600(1)	0	0
Payment Related to Tax Regulation	0	0	1,727,554	0	0
Long-term Incentive					
SARs	0	0(2)	0(5)	0(6)	0(5)
RSUs	0	894,245(3)	1,221,653(5)	0(6)	1,221,653(5)
PSUs	0	363,090(4)	725,154(5)	0(6)	363,090(4)
Total	$0	$6,498,935	$8,915,961	$0	$1,584,743

(1) Represents 104 weeks base salary and annual bonus at target plus pro-rata bonus at target for the year in which termination of employment occurs. Amounts would be paid bi-weekly during the severance period.

(2) Represents partial accelerated vesting of a SAR grant awarded February 8, 2008. These SARs have no value as of December 31, 2008.

(3) Represents partial accelerated vesting of RSU grants awarded February 10, 2006, June 30, 2006 and February 9, 2007.

(4) Represents pro-rated vesting of a PSU grant awarded February 8, 2008. Actual payment would occur at the end of the 2008-2009 performance cycle based on actual Company performance.

(5) Represents full accelerated vesting of these outstanding unvested equity awards. PSUs would vest at the greater of the performance target as of the date of the Change in Control (as defined in Mr. Bertolini's equity award agreements), or actual Company performance as of the end of the 2008-2009 performance cycle.

(6) Vested and unvested options and SARs and unvested RSUs and PSUs are subject to forfeiture if there is a termination by Aetna for Cause (as defined in Mr. Bertolini's employment agreement).

William J. Casazza

The following table reflects additional payments that would be made to Mr. Casazza upon termination of his employment under various scenarios. Mr. Casazza's equity award agreements define "Change in Control" as the occurrence of any of the following events: (a) a person or group acquires 20% or more of the combined voting power of the Company's then outstanding securities; (b) during any period of 24 consecutive months, the individuals who, at the beginning of such period, constitute the Board cease for any reason (other than death) to constitute a majority of the Board, unless any such new Director was elected, recommended or approved by at least two-thirds of the other Directors then in office; or (c) a transaction requiring stockholder approval for the acquisition of the Company by an entity other than the Company or a subsidiary of the Company through the purchase of assets, or by merger, or otherwise.

Payment Type	Retirement or Voluntary Termination by Mr. Casazza	Termination by Aetna without Cause	Termination after Change-in-Control	Termination by Aetna for Cause	Death or Disability
Base Salary	$ 0	$ 500,045(1)	$ 500,045(1)	$0	$ 0
Bonus	0	0	0	0	0
Long-term Incentive					
SARs	0(2)	0(2)	0(5)	0(6)	0(5)
RSUs	385,064(3)	385,064(3)	538,650(5)	0(6)	538,650(5)
PSUs	151,991(4)	151,991(4)	303,554(5)	0(6)	151,991(4)
Total	$537,055	$1,037,100	$1,342,249	$0	$690,641

(1) Represents 52 weeks of base salary continuation. Amounts would be paid bi-weekly during the severance period.

(2) Represents partial accelerated vesting of SAR grants awarded February 10, 2006, February 9, 2007 and February 8, 2008. These SARs have no value as of December 31, 2008.

(3) Represents partial accelerated vesting of RSU grants awarded February 10, 2006 and February 9, 2007.

(4) Represents pro-rated vesting of a PSU grant awarded February 8, 2008. Actual payment would occur at the end of the 2008-2009 performance cycle based on actual Company performance.

(5) Represents full accelerated vesting of these outstanding unvested equity awards. PSUs would vest at the greater of the performance target as of the date of the Change in Control (as defined in Mr. Casazza's equity award agreements), or actual Company performance as of the end of the 2008-2009 performance cycle.

(6) Vested and unvested options and SARs and unvested RSUs and PSUs are subject to forfeiture if there is a termination by Aetna for cause.

Lonny Reisman

The following table reflects additional payments that would be made to Dr. Reisman upon termination of his employment under various scenarios. Dr. Reisman's agreement defines "Good Reason" as the occurrence of one or more of the following: (a) a breach by the Company of any material terms of the agreement; (b) a relocation of the Company's principal executive officers; (c) a material diminution of Dr. Reisman's duties and responsibilities; or (d) a material diminution of Dr. Reisman's base salary and bonus opportunities or employee benefits. Dr. Reisman's equity award agreements define "Change in Control" as the occurrence of any of the following events: (a) a person or group acquires 20% or more of the combined voting power of the Company's then outstanding securities; (b) during any period of 24 consecutive months, the individuals who, at the beginning of such period, constitute the Board cease for any reason (other than death) to constitute a majority of the Board, unless any such new Director was elected, recommended or approved by at least two-thirds of the other Directors then in office; or (c) a transaction requiring stockholder approval for the acquisition of the Company by an entity other than the Company or a subsidiary of the Company through the purchase of assets, or by merger, or otherwise.

Payment Type	Retirement or Voluntary Termination by Dr. Reisman	Termination by Aetna without Cause or by Dr. Reisman for Good Reason	Termination after Change-in-Control	Termination by Aetna for Cause	Death or Disability
Base Salary	$0	$ 550,000(1)	$ 550,000(1)	$0	$ 0
Bonus	0	440,000(1)	440,000(1)	0	0
Long-term Incentive					
SARs	0	0	858,876(4)	0(5)	858,876(4)
RSUs	0	95,675(2)	143,925(4)	0(5)	143,925(4)
PSUs	0	50,673(3)	101,204(4)	0(5)	50,673(3)
Total	$0	$1,136,348	$2,094,005	$0	$1,053,474

(1) Represents 52 weeks of base salary continuation and annual bonus at target. Amounts would be paid bi-weekly during the severance period.

(2) Represents partial accelerated vesting of RSU grants awarded June 30, 2006 and February 9, 2007.

(3) Represents pro-rated vesting of a PSU grant awarded February 8, 2008. Actual payment would occur at the end of the 2008-2009 performance cycle based on actual Company performance.

(4) Represents full accelerated vesting of these outstanding unvested equity awards. PSUs would vest at the greater of the performance target as of the date of the Change in Control (as defined in Dr. Reisman's equity award agreements), or actual Company performance as of the end of the 2008-2009 performance cycle.

(5) Vested and unvested options and SARs and unvested RSUs and PSUs are subject to forfeiture if there is a termination by Aetna for cause.

Joseph M. Zubretsky

The following table reflects additional payments that would be made to Mr. Zubretsky upon termination of his employment under various scenarios. Mr. Zubretsky's agreement defines "Cause" as the occurrence of one or more of the following: (a) a willful and continued failure to attempt in good faith to perform duties, which failure is not remedied within 15 business days following notice of such failure; (b) material gross negligence or willful malfeasance in performance of duties; (c) with respect to the Company, a conviction for fraud, embezzlement or any other felony; or (d) a conviction of a felony which has or is likely to have a material adverse economic or reputational impact on the Company. Under Mr. Zubretsky's agreement, "Change in Control" means the occurrence or the expected occurrence of a change in "the ownership or effective control" of Aetna or "the ownership of a substantial portion of the assets" of Aetna within the meaning of Section 280(g) of the Code. Certain of Mr. Zubretsky's equity award agreements define "Change in Control" as the occurrence of any of the following events: (a) a person or group acquires 20% or more of the combined voting power of the Company's then outstanding securities; (b) during any period of 24 consecutive months, the individuals who, at the beginning of such period, constitute the Board cease for any reason (other than death) to constitute a majority of the Board, unless any such new Director was elected, recommended or approved by at least two-thirds of the other Directors then in office; or (c) a transaction requiring stockholder approval for the acquisition of the Company by an entity other than the Company or a subsidiary of the Company through the purchase of assets, or by merger, or otherwise. Under Mr. Zubretsky's agreement, "Change in Control" means the occurrence or the expected occurrence of a change in "the ownership or effective control" of Aetna or "the ownership of a substantial portion of the assets" of Aetna within the meaning of Section 280(g) of the Code.

Payment Type	Retirement or Voluntary Termination by Mr. Zubretsky	Termination by Aetna without Cause	Termination after Change-in-Control	Termination by Aetna for Cause	Death or Disability
Base Salary	$0	$1,456,000(1)	$1,456,000(1)	$0	$ 0
Bonus	0	1,456,000(1)	1,456,000(1)	0	0
Payment Related to Tax Regulation	0	0	1,292,560	0	0
Long-term Incentive					
SARs	0	0(2)	0(3)	0(4)	0(3)
RSUs	0	1,727,613(5)	2,040,914(3)	0(4)	2,040,914(3)
PSUs	0	253,337(6)	505,932(3)	0(4)	253,337(6)
Total	$0	$4,892,950	$6,751,406	$0	$2,294,251

(1) Represents 104 weeks of base salary and annual bonus at 100% of base salary. Amounts would be paid bi-weekly during the severance period.

(2) Represents partial accelerated vesting of a SAR grant awarded February 28, 2007. These SARs have no value as of December 31, 2008.

(3) Represents full accelerated vesting of these outstanding unvested equity awards. PSUs would vest at the greater of the performance target as of the date of the Change in Control (as defined in Mr. Zubretsky's equity award agreements), or actual Company performance as of the end of the 2008-2009 performance cycle.

(4) Vested and unvested SARs and unvested RSUs and PSUs are subject to forfeiture if there is a termination by Aetna for Cause (as defined in Mr. Zubretsky's agreement).

(5) Represents accelerated vesting of an RSU grant awarded February 28, 2007 and partial accelerated vesting of an RSU grant awarded February 28, 2007.

(6) Represents pro-rated vesting of a PSU grant awarded February 8, 2008. Actual payment would occur at the end of the 2008-2009 performance cycle based on actual Company performance.

Agreements with Named Executive Officers

Aetna entered into an amended and restated employment agreement with Mr. Williams on December 5, 2003. Under the agreement, which was further amended effective January 27, 2006 and is for a remaining term ending December 31, 2009, with automatic one-year extensions running through 2013, Mr. Williams is entitled to an annual salary of not less than $1,100,000, a target annual bonus opportunity of at least 150% of base salary and a maximum annual bonus opportunity of at least 300% of base salary but not to exceed a $3 million maximum limit established under Aetna's Annual Incentive Plan. In addition to certain other benefits, for calendar years 2005 through 2008, Mr. Williams received, and for each of calendar years 2009 through 2010, Mr. Williams will receive, an additional fully vested pension accrual in an amount equal to his base salary for such year. This additional pension accrual will not be credited if Mr. Williams is not actively employed by Aetna and will be offset by the value of Mr. Williams' vested benefit under his prior employer's pension plan. If Aetna terminates Mr. Williams' employment other than for "Cause" (as defined in the agreement), death or disability, or Mr. Williams terminates his employment for "good reason" (as defined in the agreement), he will be entitled to 24 months (36 months if such termination is within two years following a change-in-control) of cash compensation (calculated as annual base salary and target annual bonus) plus his pro rata bonus at target for the year of termination. Aetna has agreed generally to make Mr. Williams whole for certain excise taxes incurred as a result of payments made under his agreement or otherwise, although under certain circumstances Mr. Williams has agreed to reduce the amounts payable to him to an amount that does not trigger any such excise taxes. The applicable table above under "Potential Post-Employment Payments" reflects the provisions of Mr. Williams' agreement with Aetna.

Aetna entered into an employment agreement with Mr. Bertolini in connection with his promotion to President in July of 2007. Under the agreement, which is for a remaining term ending December 31, 2009, with automatic one-year extensions, Mr. Bertolini is entitled to an annual salary of $900,000 and a full year target bonus opportunity of at least 120% of his base salary. Also under the agreement Aetna granted Mr. Bertolini 308,642 SARs on July 27, 2007, which vest in three substantially equal installments on July 27, 2008, July 27, 2009 and July 27, 2010. Aetna has agreed that all equity awards granted to Mr. Bertolini after July 24, 2007 (excluding the SARs granted on July 27, 2007) will provide him with retirement treatment upon a Qualifying Event (defined in the agreement as termination by the Company other than for "Cause" (as defined in the agreement) or by Mr. Bertolini for "Good Reason" (as defined in the agreement)). Retirement treatment allows for additional vesting rights and a five year exercise period following termination of employment. In addition, upon a Qualifying Event, the vested portion of the SARs granted on July 27, 2007 will have a five year exercise period. Upon a Qualifying Event, Mr. Bertolini will receive a severance payment of 24 months of base salary and annual bonus at target plus his pro rata bonus at target for the year of termination. Aetna has agreed generally to make Mr. Bertolini whole for certain excise taxes incurred as a result of payments made under his agreement or otherwise, although under certain circumstances Mr. Bertolini has agreed to reduce the amounts payable to him to an amount that does not trigger any such excise taxes. The applicable table above under "Potential Post-Employment Payments" reflects the provisions of Mr. Bertolini's agreement with Aetna.

Under his agreement with Aetna, if Aetna involuntarily terminates Mr. Casazza's employment other than for misconduct, he is entitled to 12 months of salary continuation (or such greater amount as may be provided under the Company's severance program then in effect). The applicable table above under "Potential Post-Employment Payments" reflects the provisions of Mr. Casazza's agreement with Aetna.

In connection with the purchase of Active Health Management, Inc. in May of 2005, the Company assumed Active Health Management Inc.'s employment agreement with Dr. Reisman. Under the agreement, which is for a remaining term ending December 31, 2009, with automatic one-year extensions, Dr. Reisman is entitled to an annual salary of at least $451,052 and a target annual bonus opportunity of at least 60% of base salary. In addition, Dr. Reisman was entitled to a performance based incentive in respect of calendar years 2006 and 2007 and stock options which became fully vested on December 31, 2008. Under the terms of the agreement, if Dr. Reisman's employment is terminated in a "severance circumstance" (as defined in the agreement), Dr. Reisman is entitled to receive payment of his base salary for a period of 12 months. During this period, the Company will continue to pay the employer portion of premiums for medical benefits. In the event the severance circumstance does not constitute "good reason" (as defined in the agreement), Dr. Reisman will also receive his target annual bonus. Under the agreement, Dr. Reisman has agreed not to compete with the Company for a period of two years following his termination of employment. Upon an early termination of the agreement, the Company will continue to provide coverage under the Company's group health plan at COBRA rates during this two year period. The applicable table above under "Potential Post-Employment Payments" reflects the provisions of Dr. Reisman's agreement with Aetna.

Aetna entered into an agreement with Mr. Zubretsky at the time of his hire in February of 2007. Under the agreement, Mr. Zubretsky was hired with an annual salary of $700,000. The agreement provided for an initial grant of 288,626 SARs and 107,418 RSUs, that each vest in three substantially equal annual installments, a full year target bonus opportunity of 100% of base salary and a payment of up to $1,175,000 in connection with his career move. Under the agreement, a deferred compensation account was created in the amount of $2,800,000 which replaced certain compensation and benefits forfeited from his prior employer. This account vests over four years and will be fully vested on February 28, 2011. If Mr. Zubretsky's employment is involuntarily terminated by the Company other than for "Cause" (as defined in the agreement) his severance payment would be 12 months of base salary plus bonus at 100% of base salary. Aetna has agreed generally to make Mr. Zubretsky whole for certain excise taxes incurred as a result of payments made under his agreement or otherwise, although under certain circumstances Mr. Zubretsky has agreed to reduce the amounts payable to him to an amount that does not trigger any such excise taxes. The applicable table above under "Potential Post-Employment Payments" reflects the provisions of Mr. Zubretsky's agreement with Aetna.

Job Elimination Benefits Plan

Aetna administers a Job Elimination Benefits Plan under which employees, including Aetna's executive officers, terminated by Aetna due to re-engineering, reorganization or staff reduction efforts may receive a maximum of 52 weeks of continuing salary depending on years of service and pay level. Under certain circumstances, determined on a case-by-case basis, additional severance pay benefits may be granted for the purpose of inducing employment of senior officers or rewarding past service. The tables above under "Potential Post-Employment Payments" reflect benefits under the Job Elimination Benefits Plan. Certain health and other employee benefits continue for part of the severance period.

The Board has approved provisions for certain benefits of Company employees upon a change-in-control of Aetna (as defined). The provisions provide that the Job Elimination Benefits Plan shall provide an enhanced benefit and shall become noncancelable for a period of two years following a change-in-control. Upon a change-in-control, all previously granted stock options and other equity-based awards that have not yet vested will become vested and immediately exercisable, and bonuses payable under the Annual Incentive Plan will become payable based on the target award for participants. Provision also has been made to maintain the aggregate value of specified benefits for one year following a change-in-control.

Report of the Committee on Compensation and Organization

The Board has determined in its business judgment that all members of the Compensation Committee meet the independence requirements set forth in the NYSE listing standards and in Aetna's Director Independence Standards.

The Committee operates pursuant to a Charter that was last amended and restated by the Board on January 25, 2008. The Compensation Committee Charter can be found at www.aetna.com/governance.

The Compensation Committee has reviewed and discussed the Company's Compensation Discussion and Analysis included in this Proxy Statement with management. Based on this review and discussion, the Committee has recommended to the Board that the Compensation Discussion and Analysis be included in this Proxy Statement.

The Committee on Compensation and Organization

Betsy Z. Cohen, Chairman
Frank M. Clark
Roger N. Farah
Barbara Hackman Franklin
Jeffrey E. Garten

Report of the Audit Committee

The Board has determined in its business judgment that all members of the Audit Committee meet the independence, financial literacy and expertise requirements for audit committee members set forth in the NYSE listing standards. Additionally, the Board has determined in its business judgment that each Committee member, based on his/her background and experience (including that described in this Proxy Statement), has the requisite attributes of an "audit committee financial expert" as defined by the SEC.

The Committee assists the Board in its oversight of (1) the integrity of the financial statements of the Company, (2) the qualifications and independence of the Company's independent registered public accounting firm (the "Independent Accountants"), (3) the performance of the Company's internal audit function and the Independent Accountants, and (4) the compliance by the Company with legal and regulatory requirements. The Committee is directly responsible for the appointment, compensation, retention and oversight of the work of the Independent Accountants and any other accounting firm engaged to perform audit, review or attest services (including the resolution of any disagreements between management and any auditor regarding financial reporting). The Independent Accountants and any other such accounting firm report directly to the Committee.

The Committee operates pursuant to a Charter that was last amended and restated by the Board on November 30, 2007. The Audit Committee Charter can be found at www.aetna.com/governance.

As set forth in the Audit Committee Charter, Aetna's management is responsible for the preparation, presentation and integrity of Aetna's financial statements and management's annual assessment of Aetna's internal control over financial reporting. Aetna's management and Internal Audit Department are responsible for maintaining appropriate accounting and financial reporting principles and policies and internal controls and procedures designed to assure compliance with accounting standards and applicable laws and regulations. The Independent Accountants are responsible for planning and carrying out proper annual audits and quarterly reviews of Aetna's financial statements. In conjunction with the Company's annual report, the Independent Accountants express an opinion as to the conformity of the Company's financial statements with U.S. generally accepted accounting principles and the effectiveness of the Company's internal control over financial reporting. The Independent Accountants also provide review reports regarding the Company's quarterly financial statements.

In the performance of its oversight function, the Committee has reviewed and discussed the Company's audited financial statements for 2008 with management and the Independent Accountants. The Committee has also discussed with the Independent Accountants the matters required to be discussed by the Statement on Auditing Standards No. 61, as amended (AICPA, Professional Standards, Vol. 1, AU section 380), as adopted by the Public Company Accounting Oversight Board in Rule 3200T. The Committee has also received the written disclosures and the letter from the Independent Accountants required by applicable requirements of the Public Company Accounting Oversight Board regarding the Independent Accountants' communications with the Committee concerning independence, and has discussed with the Independent Accountants the Independent Accountants' independence.

Members of the Committee are not employees of Aetna and, as such, it is not the duty or responsibility of the Committee or its members to conduct auditing or accounting reviews or procedures. In performing their oversight responsibility, members of the Committee rely on information, opinions, reports or statements, including financial statements and other financial data, prepared or presented by officers or employees of Aetna, legal counsel, the Independent Accountants or other persons with professional or expert competence. Accordingly, the Committee's oversight does not provide an independent basis to determine that management has maintained appropriate accounting and financial reporting principles and policies, or appropriate internal controls and procedures designed to assure compliance with accounting standards and applicable laws and regulations. Furthermore, the Committee's considerations and discussions referred to above do not assure that the audit of the Company's financial statements by the Independent Accountants has been carried out in accordance with auditing standards generally accepted in the United States of America, that the financial statements are presented in accordance with U.S. generally accepted accounting principles, that the Company's internal control over financial reporting are effective or that the Independent Accountants are in fact "independent."

Based upon the reports, review and discussions described in this Report, and subject to the limitations on the role and responsibilities of the Committee, certain of which are referred to above and in its Charter, the Committee recommended to the Board that the audited financial statements be included in Aetna's Annual Report on Form 10-K for the year ended December 31, 2008 filed with the SEC.

The Audit Committee

Edward J. Ludwig, Chairman
Earl G. Graves
Ellen M. Hancock
Richard J. Harrington
Joseph P. Newhouse

II. Appointment of Independent Registered Public Accounting Firm

The Audit Committee has appointed KPMG LLP to audit the Company's consolidated financial statements for 2009. The Audit Committee and the Board recommend shareholder approval of KPMG LLP as the Company's independent registered public accounting firm (the "Independent Accountants") for 2009. Representatives of the firm are expected to be available at the Annual Meeting to make a statement if the firm desires and to respond to appropriate questions.

Nonaudit Services and Other Relationships Between the Company and the Independent Registered Public Accounting Firm

The Company's practice is not to have its Independent Accountants provide financial information systems design and implementation consulting services. Instead, these services are provided by other accounting or consulting firms. Other types of consulting services have been provided by the Independent Accountants or other accounting and consulting firms from time to time. All new services provided by the Independent Accountants must be approved in advance by the Audit Committee regardless of the size of the engagement. The Chairman of the Committee may approve any proposed engagements that arise between Committee meetings, provided that any such decision is presented to the full Committee at its next scheduled meeting.

In addition, management may not hire as an employee a person who within the last three years was an employee of the Independent Accountants and participated in the audit engagement of the Company's financial statements if the Audit Committee determines that the hiring of such person would impair the independence of the Independent Accountants. The independence of the Independent Accountants also is considered annually by the Audit Committee and the full Board of Directors.

Fees Incurred for 2008 and 2007 Services Performed by the Independent Registered Public Accounting Firm

The table below provides details of the fees paid to KPMG LLP by the Company for services rendered in 2008 and 2007. All such services were approved in advance by the Audit Committee. As shown in the table below, audit and audit-related fees totaled approximately 99% of the aggregate fees paid to KPMG LLP for both 2008 and 2007, and tax fees made up the remainder. There were no other fees paid to KPMG LLP in 2008 or 2007.

	2008	2007
Audit Fees(1)	$ 8,960,000	$8,445,000
Audit-Related Fees(2)		
Servicing Reports	1,060,000	717,000
Employee Benefit Plan Audits	150,000	145,000
Audit/Attest Services Not Required by Statute or Regulation	195,000	322,400
	1,405,000	1,184,400
Tax Fees(3)	50,000	38,000
All Other Fees	0	0
Total Fees	$10,415,000	$9,667,400

(1) Audit Fees include all services performed to comply with generally accepted auditing standards and services that generally only the Independent Accountants can provide, such as comfort letters, statutory audits, attest services, consents and assistance with and review of documents filed with the SEC. For the Company, these fees include the integrated audit of the Company's consolidated financial statements and the effectiveness of internal control over financial reporting, quarterly reviews, statutory audits of the Company's subsidiaries required by statute or regulation, attest services required by applicable law, comfort letters in connection with debt issuances, consents and assistance with and review of documents filed with the SEC.

(2) Audit-Related Fees are for audit and related attest services that traditionally are performed by the Independent Accountants, and include servicing reports, employee benefit plan audits, due diligence assistance provided to the Company in connection with acquisitions, and audit and special procedures services that are not required by applicable law. Servicing reports represent reviews of the Company's claim administration functions that are provided to customers.

(3) Tax Fees include all services performed by professional staff in the Independent Accountants' tax division for tax return and related compliance services, except for those tax services related to the audit.

The affirmative vote of a majority of the votes cast is required for approval of the appointment of KPMG LLP as the Company's independent registered public accounting firm for 2009.

The Audit Committee and the Board recommend a vote *FOR* the approval of KPMG LLP as the Company's independent registered public accounting firm for 2009. If you complete the enclosed proxy card, unless you direct to the contrary on that card, the shares represented by that proxy card will be voted *FOR* approval of the appointment of KPMG LLP as the Company's independent registered public accounting firm for 2009.

III. Shareholder Proposals

Proposal 1 — Cumulative Voting

Evelyn Y. Davis, Watergate Office Building, 2600 Virginia Ave. N.W., Suite 215, Washington, D.C. 20037 (owner of 800 shares of Common Stock), has advised Aetna that she plans to present the following proposal at the Annual Meeting. The proposal is included in this Proxy Statement pursuant to the rules of the SEC.

"RESOLVED: That the stockholders of Aetna, assembled in Annual Meeting in person and by proxy, hereby request the Board of Directors to take the necessary steps to provide for cumulative voting in the election of directors, which means each stockholder shall be entitled to as many votes as shall equal the number of shares he or she owns multiplied by the number of directors to be elected, and he or she may cast all of such votes for a single candidate, or any two or more of them as he or she may see fit."

"REASONS: "Many states have mandatory cumulative voting, so do National Banks."

"In addition, many corporations have adopted cumulative voting."

"Last year the owners of 174,785,829 shares, representing approximately 43.6% of shares voting, voted FOR this proposal."

"If you AGREE, please mark your proxy FOR this resolution."

The affirmative vote of a majority of the votes cast is required for approval of the foregoing proposal.

THE BOARD OF DIRECTORS WILL OPPOSE THIS PROPOSAL IF IT IS INTRODUCED AT THE 2009 ANNUAL MEETING AND RECOMMENDS A VOTE *AGAINST* THIS PROPOSAL FOR THE FOLLOWING REASONS:

The Board continues to believe that a system of voting for Directors that does not permit shareholders to cumulate their votes provides the best assurance that the decisions of the Directors will be in the interests of all shareholders.

Many shareholders in corporate America want more say when it comes to electing directors. The Board has studied various alternatives for accomplishing this objective, including cumulative voting. The Nominating Committee, which consists entirely of independent Directors, has considered these voting matters on several occasions in the last few years, as has the full Board. During the course of this review, the Board amended (with the approval of the Company's shareholders) Aetna's Articles of Incorporation to provide for majority voting in uncontested Director elections, implemented confidential voting in uncontested solicitations and amended Aetna's By-Laws to provide that the Board does not have the right to alter the size of the Board beyond a range established by Aetna's shareholders. The Board believes that these changes effectively respond to shareholder needs and strengthen the Board's accountability to Aetna's shareholders.

In addition, cumulative voting is one of those issues that may favor special interest groups. Cumulative voting could make it possible for such a group to elect one or more Directors beholden to the group's narrow interests. This could increase the likelihood of factionalism and discord within the Board, which may undermine its ability to work effectively as a governing body on behalf of the common interests of all shareholders. The system of voting utilized by Aetna and by most leading corporations where each shareholder is entitled to one vote per share with respect to each Director nominee prevents the "stacking" of votes behind potentially partisan Directors. This system thus promotes the election of a more effective Board in which each Director represents the shareholders as a whole.

Finally, the Board alone would not be able to implement cumulative voting upon adoption of this proposal by the shareholders because cumulative voting is prohibited by Aetna's Articles of Incorporation. Under Pennsylvania law and Aetna's Articles of Incorporation, an amendment to Aetna's Articles of Incorporation to delete this provision would require shareholder approval at a subsequent shareholder meeting, following adoption of a resolution by the Board approving the proposed amendment.

For these reasons, while the Board carefully considered cumulative voting as a part of its review of governance issues in the last several years, the Board continues to believe that this proposal is not in the best interests of Aetna or its shareholders.

If you complete the enclosed proxy card, unless you direct to the contrary on that card, the shares represented by that proxy card will be voted *AGAINST* the foregoing proposal.

Proposal 2 — Management Retiree on Board of Directors

Aetna Retirees Association, Inc., P.O. Box 280165, East Hartford, Connecticut 06128 (owner of 100 shares of Common Stock), has advised Aetna that it plans to present the following proposal at the Annual Meeting. The proposal is included in this Proxy Statement pursuant to the rules of the SEC.

"RESOLVED, that shareholders of Aetna (the "Company") hereby request that the Board of Directors adopt a policy that the Board will nominate at least one director as a candidate for election to the Company's Board each year who is a retired management employee of the company with a broad range of corporate management experience. The nominee must qualify as an independent director under the New York Stock Exchange listing standards and must not be a former named executive officer of the Company within the past five years.

Supporting Statement:

Retirees are a key market segment for Aetna. In light of the aging demographics of the U.S. population, a retiree representative can provide a valuable perspective with regard to the Company's health and life insurance product offerings. With the introduction of Medicare Part D products, as well as the evolving environment for product opportunities such as Medicare Advantage and Medi-gap coverage, shareholders would greatly benefit by the presence of a retiree representative on the Board.

The insurance, medical and other financial issues that confront retirees across the nation are becoming more complex and will drive new business opportunities as the nation's baby boomer population moves into retirement. A retired executive who has worked at Aetna can offer the Company relevant "real-world" perspective as the Board makes key decisions about how best to design, develop, market and support the most competitive products for both individual retirees and retiree benefit plans.

Although a retiree director could bring perspective and focus on this key demographic, it must be clear that the designated retiree nominee will not be a single issue director representing a narrow constituency, but rather an experienced manager capable of representing the best interests of all shareholders. An additional advantage is that an independent retiree may also relate well to long-term shareowners, especially Aetna retirees, who constitute a significant group of shareholders whose personal financial interests are closely aligned with the long-term interests of the Company. An independent, retired executive familiar with Aetna's corporate culture and values will also be inclined to identify and challenge deviations from best management practices.

For these reasons, we therefore urge the Company's Board to adopt this policy, which would ensure that a qualified retiree nominee is nominated for the Company's Board every year.

If you AGREE, please vote FOR this resolution."

The affirmative vote of a majority of the votes cast is required for approval of the foregoing proposal.

THE BOARD OF DIRECTORS WILL OPPOSE THIS PROPOSAL IF IT IS INTRODUCED AT THE 2009 ANNUAL MEETING AND RECOMMENDS A VOTE *AGAINST* THIS PROPOSAL FOR THE FOLLOWING REASONS:

The Board's Nominating and Corporate Governance Committee strives to have a Board that is appropriate for effective deliberation of issues related to the Company's businesses and related interests. The criteria used to select Director candidates are re-evaluated periodically and currently include: the relevance of the candidate's experience to the business of the Company; enhancing the diversity of the Board; the candidate's independence from conflict or direct economic relationship with the Company; and the ability of the candidate to attend Board meetings regularly and devote an appropriate amount of effort in preparation for those meetings. It also is expected that nonmanagement Directors nominated by the Board will be individuals who possess a reputation and hold positions or affiliations befitting a director of a large publicly held company, and are actively engaged in their occupations or professions or are otherwise regularly involved in the business, professional or academic community. As noted above under "Consideration of Director Nominees", the Nominating Committee considers nominees from a variety of sources, including shareholder nominees.

In evaluating Director nominations under these principles, the Nominating Committee seeks to achieve a balance of knowledge, experience and capability on the Board. Regarding experience with issues affecting retirees generally, the Board believes that the background and experience of its current Directors gives it a range of relevant experience with business and public policy issues related to the Company's retiree markets. In addition, the Board believes that requiring a mandatory nominee from the ranks of Company management retirees would be contrary to its nomination principles, since it believes that Directors should represent the interests of all shareholders, and not, in fact or appearance, represent any group's narrow interests.

For these reasons, the Board believes that this proposal is not in the best interests of Aetna or its shareholders.

If you complete the enclosed proxy card, unless you direct to the contrary on that card, the shares represented by that proxy card will be voted *AGAINST* the foregoing proposal.

Additional Information

Contact Information

If you have questions or need more information about the Annual Meeting, write to:

Office of the Corporate Secretary
Aetna Inc.
151 Farmington Avenue, RW61
Hartford, CT 06156

or email us at shareholderrelations@aetna.com.

For information about your record holdings or DirectSERVICE Investment Program account, call Computershare Trust Company, N.A. at 1-800-446-2617 or access your account via the Internet at www.computershare.com/investor. We also invite you to visit Aetna's website at www.aetna.com. Website addresses are included for reference only. The information contained on Aetna's website is not part of this proxy solicitation and is not incorporated by reference into this Proxy Statement.

Financial Statements

The 2008 Aetna Annual Report, Financial Report to Shareholders (the "Annual Report") includes the Report of Independent Registered Public Accounting Firm, which includes an opinion on the Company's consolidated financial statements as of December 31, 2008 and 2007 and for each of the three years in the three-year period ending December 31, 2008, as well as an opinion on the effectiveness of the Company's internal control over financial reporting as of December 31, 2008. The Annual Report also contains Management's Discussion and Analysis of Financial Condition and Results of Operations together with the Consolidated Financial Statements and related Notes as of December 31, 2008 and 2007 and for each of the three years in the three-year period ending December 31, 2008. Other information provided in the Annual Report includes Reports of Management, Selected Financial Data for the most recent five years, Quarterly Financial Data for 2008 and 2007 and a Corporate Performance Graph.

SEC Form 10-K

Shareholders may obtain a copy of Aetna's 2008 Annual Report on Form 10-K filed with the SEC, including the financial statements and the financial statement schedules, without charge by calling (1-800-237-4273), by visiting Aetna's website at www.aetna.com or by mailing a written request to Judith H. Jones, Aetna's Corporate Secretary, at 151 Farmington Avenue, RW61, Hartford, CT 06156.

By order of the Board of Directors,

Judith H. Jones
Vice President and Corporate Secretary
April 20, 2009

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ANNEX A

AETNA INC.
INDEPENDENCE STANDARDS FOR DIRECTORS

To be considered independent under the New York Stock Exchange, Inc. ("NYSE") rules, the Board must determine that a Director has no material relationship with Aetna (either directly or as a partner, shareholder or officer of an organization that has a relationship with Aetna). The Board has established these guidelines to assist it in determining Director independence.

a. An Aetna Director is not independent if:

i. The Aetna Director is, or has been within the last three years, an employee of Aetna, or an immediate family member is, or has been within the last three years, an executive officer of Aetna.

ii. The Aetna Director has received, or has an immediate family member who has received (other than in a non-executive officer employee capacity), during any twelve-month period within the last three years, more than $120,000 in direct compensation from Aetna, other than director and committee fees and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service).

iii. The Aetna Director is a current partner or employee, or an immediate family member is a current partner, of Aetna's internal or external auditor.

iv. The Aetna Director has an immediate family member who is a current employee of Aetna's internal or external auditor and such family member personally works on Aetna's audit.

v. The Aetna Director or an immediate family member was within the last three years (but is no longer) a partner or employee of Aetna's internal or external auditor and personally worked on Aetna's audit within that time.

vi. The Aetna Director or an immediate family member is, or has been within the last three years, employed as an executive officer of another company where any of Aetna's present executives at the same time serves or served on that company's compensation committee.

vii. The Aetna Director is a current employee, or an immediate family member is a current executive officer, of a company that has made payments to or received payments from, Aetna for property or services in an amount which, in any of the last three fiscal years, exceeds the greater of $1 million, or two percent of the other company's consolidated gross revenue.

b. In addition, the following commercial or charitable relationships will not be considered to be material relationships that would impair a Director's independence: (i) if an Aetna Director is an executive officer of another company that is indebted to Aetna, or to which Aetna is indebted, and the total amount of either company's indebtedness to the other is less than five percent of the total consolidated assets of the company he or she serves as an executive officer; (ii) if an Aetna Director is an executive officer of another company in which Aetna owns a common stock interest, and the amount of the common stock interest is less than five percent of the total shareholders equity of the company he or she serves as an executive officer; and (iii) if an Aetna Director serves as an executive officer of a charitable organization, and Aetna's discretionary charitable contributions to the organization are less than two percent of that organization's annual revenue. (Aetna's automatic matching of employee charitable contributions will not be included in the amount of Aetna's contributions for this purpose.) A commercial relationship in which a Director is an executive officer of another company that owns a common stock interest in Aetna will not be considered to be a material relationship which would impair a Director's independence. The Board will annually review commercial and charitable relationships of Directors.

c. For relationships outside the safe-harbor guidelines in (b) above, the determinations of whether the relationship is material or not, and therefore whether the Director would be independent or not, shall be made by the Directors who satisfy the independence guidelines set forth in (a) and (b) above. For example, if a Director is the executive officer of a charitable organization, and Aetna's discretionary charitable contributions to the organization are more than two percent of that organization's annual revenue, the independent Directors could determine, after considering all of the relevant circumstances, whether such a relationship was material or immaterial, and whether the Director should therefore be considered independent. Aetna would explain in its proxy statement the basis for any Board determination that a relationship was immaterial, despite the fact that it did not meet the safe-harbor for immateriality set forth in subsection (b) above.

In addition, members of certain Board Committees, such as the Audit Committee, are subject to heightened standards of independence under various rules and regulations.

September 26, 2008

151 Farmington Avenue
Hartford, Connecticut 06156